

First Financial Corporation

2025 Annual Report

Our Mission

Empowering YOU with **secure** and **innovative** financial solutions focusing on **quality of life.**

Our Vision

To be the **foundation** of **community prosperity** and **trust** for **generations to come.**

Core Values



Start with SOUNDNESS

The strongest foundation for success is based on experience and stability.



Prioritize GROWTH

Avoiding complacency with a focus on continuous improvement.



Deliver VALUE

Solve for every client need.



Find the SOLUTION

Get the job done, obstacles are not excuses, they are opportunities.



Be ACCOUNTABLE

Set ambitious goals and communicate transparently.



Build COMMUNITY

Foster a culture of respect, belonging, & support, internally and externally.



First Financial Corporation



Norman D. Lowery
President & CEO

Dear Shareholders,

I am pleased to present the First Financial Bank 2025 Annual Report and to share an update on our performance, strategic execution, and outlook.

In a year marked by shifting interest rates, intense competition for deposits, and continued economic uncertainty, First Financial delivered strong financial results while remaining disciplined in risk management, capital deployment, and long-term investment. Our performance reflects the durability of our relationship-based model and the consistent execution of our strategic priorities.

Strong Financial Performance & Momentum

During 2025, we achieved several important milestones. We recorded our ninth consecutive quarter of loan growth and, for the first time in our history, total loans surpassed $4 billion. We also generated record net interest income and record net income for the year. These results reflect disciplined pricing, diversified revenue streams, stable asset quality, and continued expense management.

Our balance sheet remains strong. We preserved capital flexibility while supporting organic growth and maintaining our long-standing commitment to returning capital to shareholders through dividends. Our capital ratios remain robust and position us to pursue strategic opportunities while maintaining a conservative risk posture.

Asset quality metrics remained stable, and provision levels were consistent with loan growth and prudent allowance management. These outcomes underscore the durability of our earnings capacity across economic cycles.

Disciplined Growth & Market Expansion

Strategic execution remained a priority throughout the year.

In November 2025, we announced a definitive merger agreement with CedarStone Financial, Inc., headquartered in Lebanon, Tennessee, within the Nashville Metropolitan Statistical Area. As of September 30, 2025, CedarStone reported total assets of approximately $358 million and operates three full-service branches. The transaction is expected to close in the first quarter of 2026, subject to customary regulatory approvals and closing conditions.

This acquisition will expand our Tennessee branch network from 15 to 18 locations and further strengthen our presence in the attractive and growing Nashville market. The CedarStone transaction reflects our disciplined approach to growth, enhancing market density in high-opportunity regions while maintaining capital strength and a prudent risk profile.

At the same time, we continued to optimize our physical footprint. During the fall of 2025, we consolidated four branch locations into nearby banking centers. These actions are expected to generate approximately $1.5 million in annual operating expense savings while preserving service quality. As customer preferences evolve, we remain focused on balancing digital convenience, relationship banking, and cost efficiency.

Looking ahead, we continue to model mid-single-digit loan growth in both 2026 and 2027. We expect our standalone core net interest margin to trend modestly higher as earning assets reprice and new loan production is added, while deposit costs remain well managed. Our fee income outlook improves modestly, and while near-term expense levels reflect continued investment, we expect operating leverage to strengthen over time, including the full realization of CedarStone cost savings by early 2027.

Investing in Technology & Operational Excellence

Ongoing investment in modernization remains central to our strategy. Throughout 2025, we enhanced digital platforms, data capabilities, and client-facing technologies to improve accessibility, transparency, and responsiveness. These initiatives support greater efficiency, stronger analytics, improved cross-functional collaboration, and more informed decision-making.

We are also advancing the use of AI-enabled tools and automation to streamline processes, deepen insights, strengthen fraud defenses, and improve the overall client experience.

Our focus is disciplined and responsible, leveraging innovation in ways that enhance risk management, productivity, and scalability.

These investments are designed not simply to modernize systems, but to position First Financial for sustainable, profitable growth at scale.

Culture, Leadership & OneFirst

Our associates remain our greatest asset.

First Financial reinforced a culture of shared success in 2025 by recognizing associates whose leadership, service, and performance advanced our strategic priorities and delivered measurable value across the organization. This commitment to a thriving workplace was affirmed when First Financial was selected as a recipient of the prestigious "Excellence in Workplace Culture" award from Awards.com.

Through our OneFirst operating framework, we continue to strengthen collaboration, accountability, and unified execution across departments. OneFirst is more than a theme—it is the discipline of aligning strategy, decision-making, and performance across the organization.

We remain committed to leadership development, associate engagement, and empowering teams at every level. By investing in talent and reinforcing a culture of ownership and service, we are building the leadership depth necessary to support continued growth.

Focused Community Impact

Our commitment to community remains central to our identity and long-term purpose.

Guided by a focused corporate giving strategy, First Financial concentrates its philanthropic resources in three core areas:

- Affordable Housing
- Health & Human Services
- Financial Literacy

In 2025, we approved more than $363,000 in donations and sponsorships across our five-state footprint. Our associates contributed 6,092 volunteer hours, reflecting a culture of service that extends beyond financial contributions.

We also made our largest-ever commitment to Habitat for Humanity, supporting 27 affiliates across our markets, including a major five-year investment in Wabash Valley Habitat for Humanity in Terre Haute. This partnership will help build affordable homes, restore neighborhoods, and provide working families with safe, secure housing.

These initiatives are aligned with our broader commitment to financial inclusion and responsible growth. Strong communities contribute to long-term economic stability, which in turn strengthens our franchise.

Capital Discipline & Shareholder Value

Returning capital to shareholders remains central to our financial strategy. Our capital position is healthy, and we intend to balance organic growth, strategic expansion, and shareholder returns with appropriate discipline.

▼ The President's Award celebrates associates who have gone above and beyond, demonstrating leadership, creativity, and collaboration in their contributions. Our 2025 honorees embody our mission to empower and inspire. (Pictured L-R): Jen Edly, Norm D. Lowery, Whitney Barber, Amanda Swift, Britt Lowery, Craig Kirk & Victoria Davis. (Not pictured: Nikki Couch)



Following the close of the CedarStone transaction, we will continue evaluating opportunities to enhance franchise value, including potential strategic acquisitions that meet our performance and cultural standards. Should such opportunities not materialize, and subject to market conditions, we retain the flexibility to deploy share repurchases as a means of returning capital to shareholders.

Our objective remains clear: to generate consistent earnings growth, maintain strong capital levels, and build long-term shareholder value.

Looking Ahead

First Financial remains focused on disciplined, sustainable growth—expanding organically while pursuing strategic opportunities that strengthen our presence, capabilities, and relationships. We will continue to invest thoughtfully in technology, talent, and infrastructure while maintaining a conservative risk posture and strong capital position.

As we enter 2026, we do so with solid momentum, a strengthened market footprint, and a clear strategic framework. We are building a financially strong, customer-centered, growth-oriented organization designed to perform across cycles and deliver enduring value.

On behalf of our Board of Directors and management team, thank you to our shareholders for your continued trust and confidence, to our clients for the relationships that drive our purpose, and to our associates for their dedication, professionalism, and commitment to excellence.

Together, these partnerships position First Financial for continued success and long-term value creation.

Sincerely,

Norman D. Lowery
President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ____

Commission file number 0-16759

FIRST FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Indiana	**35-1546989**
(State of Incorporation)	**(I.R.S. Employer Identification Number)**
One First Financial Plaza	
Terre Haute, Indiana	**47807**
(Address of Registrant's Principal Executive Offices)	**(Zip Code)**

(812) 238-6000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.125 per share	THFF	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known-seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

As of June 30, 2025 the aggregate market value of the stock held by non-affiliates of the registrant based on the average bid and ask prices of such stock was $584,183,576. (For purposes of this calculation, the Corporation excluded the stock owned by certain beneficial owners and management and the Corporation's Employee Stock Ownership Plan.)

Shares of Common Stock outstanding as of March 2, 2026—11,891,896 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the First Financial Corporation Annual Meeting of Shareholders to be held April 15, 2026 are incorporated by reference into Part III.

FIRST FINANCIAL CORPORATION
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Exhibit 21
Exhibit 31.1
Exhibit 31.2
Exhibit 32.1
Exhibit 32.2

FIRST FINANCIAL CORPORATION
2025 ANNUAL REPORT ON FORM 10-K

PART I

ITEM 1. BUSINESS

FORWARD-LOOKING STATEMENTS

A cautionary note about forward-looking statements: In its oral and written communication, First Financial Corporation from time to time includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations and expectations about performance, as well as economic and market conditions and trends. They often can be identified by the use of words such as "expect," "may," "could," "intend," "project," "estimate," "believe" or "anticipate" or words of similar import. By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statement. First Financial Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, in other written materials such as this Annual Report and in oral statements made by senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and First Financial Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events.

The discussion in Item 1A (Risk Factors) and Item 7 (Management's Discussion and Analysis of Results of Operations and Financial Condition) of this Annual Report on Form 10-K, lists some of the factors which could cause actual results to vary materially from those in any forward-looking statements. Other uncertainties which could affect First Financial Corporation's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic, operational, liquidity, credit and interest rate risks associated with First Financial Corporation's business; inflation; competition in the financial services industry; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in securities markets. Investors should consider these risks, uncertainties and other factors in addition to those mentioned by First Financial Corporation in its other filings from time to time when considering any forward-looking statement.

GENERAL

First Financial Corporation (the "Corporation") is a financial holding company. The Corporation was originally organized as an Indiana corporation in 1984 to operate as a bank holding company.

The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services, and depositor services through its subsidiary. At the close of business in 2025 the Corporation and its subsidiaries had 946 full-time equivalent employees.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are predominately loans to expand a business or finance asset purchases. The underlying risk in the Commercial loan segment is primarily a function of the reliability and sustainability of the cash flows of the borrower and secondarily on the underlying collateral securing the transaction. From time to time, the cash flows of borrowers may be less than historical or as planned. In addition, the underlying collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets financed or other business assets and most commercial loans are further supported by a personal guarantee. However, in some instances, short term loans are made on an unsecured basis. Agriculture production loans are typically secured by growing crops and generally secured by other assets such as farm equipment. Production loans are subject to weather and market pricing risks. The Corporation has established underwriting standards and guidelines for all commercial loan types.

The Corporation strives to maintain a geographically diverse commercial real estate portfolio. Commercial real estate loans are primarily underwritten based upon the cash flows of the underlying real estate or from the cash flows of the business conducted at the real estate. Generally, these types of loans will be fully guaranteed by the principal owners of the real estate and loan amounts must be supported by adequate collateral value. Commercial real estate loans may be adversely affected by factors in the local market, the regional economy, or industry specific factors. In addition, Commercial Construction loans are a specific type of commercial real estate loan which inherently carry more risk than loans for completed projects. Since these types of loans are underwritten utilizing estimated costs, feasibility studies, and estimated absorption rates, the underlying value of the project may change based upon the inaccuracy of these projections. Commercial construction loans are closely monitored, subject to industry standards, and disbursements are controlled during the construction process.

Residential

Real estate mortgages that are secured by 1-4 family residences are generally owner occupied and include residential real estate and residential real estate construction loans. The Corporation typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if the ratio is exceeded. The Corporation sells substantially all of its long-term fixed mortgages to secondary market purchasers. Mortgages sold to secondary market purchasers are underwritten to specific guidelines. The Corporation originates some mortgages that are maintained in the bank's loan portfolio. Portfolio loans are generally adjustable rate mortgages and are underwritten to conform to Qualified Mortgage standards. Several factors are considered in underwriting all Mortgages including the value of the underlying real estate, debt-to-income ratio and credit history of the borrower. Repayment is primarily dependent upon the personal income of the borrower and can be impacted by changes in borrower's circumstances such as changes in employment status and changes in real estate property values. Risk is mitigated by the sale of substantially all long-term fixed rate mortgages, the underwriting of portfolio loans to Qualified Mortgage standards and the fact that mortgages are generally smaller individual amounts spread over a large number of borrowers.

Consumer

The consumer portfolio primarily consists of home equity loans and lines (typically secured by a subordinate lien on a 1-4 family residence), secured loans (typically secured by automobiles, boats, recreational vehicles, or motorcycles), cash/CD secured, and unsecured loans. Pricing, loan terms, and loan to value guidelines vary by product line. The underlying value of collateral dependent loans may vary based on a number of economic conditions, including fluctuations in home prices and unemployment levels. Underwriting of consumer loans is based on the individual credit profile and analysis of the debt repayment capacity for each borrower. Payments for consumer loans is typically set-up on equal monthly installments, however, future repayment may be impacted by a change in economic conditions or a change in the personal income levels of individual customers. Overall risks within the consumer portfolio are mitigated by the mix of various loan products, lending in various markets and the overall make-up of the portfolio (small loan sizes and a large number of individual borrowers).

COMPANY PROFILE

First Financial Bank, N.A. (the "Bank") is the largest bank in Vigo County, Ind. It operates six full-service banking branches within the county. In addition to the six branches in Vigo County, the Bank operates fifteen other full-service banking branches in Indiana; twenty-four branches in Illinois; sixteen branches in Kentucky; fifteen branches in Tennessee; and three branches in Georgia.; There are eight loan production offices, four in Indiana; and four in Tennessee. In addition to its branches, it has a main office in downtown Terre Haute and a 50,000-square-foot commercial building on South Third Street in Terre Haute, which serves as the Corporation's operations center and provides additional office space. JBMM, LLC and Fort Webb LP, LLC are both located in Christian County, Ky.

COMPETITION

First Financial Bank faces competition from other financial institutions. These competitors consist of commercial banks, a mutual savings bank and other financial institutions, including consumer finance companies, insurance companies, brokerage firms and credit unions.

The Corporation's business activities are centered in west-central Indiana, east-central Illinois, western Kentucky, eastern and central Tennessee, and northern Georgia. The Corporation has no foreign activities.

REGULATION AND SUPERVISION

The Corporation and its subsidiaries operate in highly regulated environments and are subject to supervision and regulation by several governmental regulatory agencies, including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Office of the Comptroller of the Currency (the "OCC"), and the Federal Deposit Insurance Corporation (the "FDIC"). The laws and regulations established by these agencies are generally intended to protect depositors, not shareholders. Changes in applicable laws, regulations, governmental policies, income tax laws and accounting principles may have a material effect on the Corporation's business and prospects. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act" or "Dodd-Frank"), which was enacted in July 2010, significantly restructured the financial regulatory regime in the United States. Although the Dodd-Frank Act's provisions that have received the most public attention generally have been those applying to or more likely to affect larger institutions such as bank holding companies with total consolidated assets of $50 billion or more, it contains numerous other provisions that affect all bank holding companies and banks, including the Corporation and the Bank.

The Volcker Rule

The Dodd-Frank Act requires the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). The statutory provision is commonly called the "Volcker Rule". The Corporation does not engage in the businesses prohibited by the Volcker Rule; therefore, the Volcker Rule does not have a material effect on the operations of the Corporation and its subsidiaries.

Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau (the "CFPB"), created by the Dodd-Frank Act, is responsible for administering federal consumer financial protection laws. The CFPB, which began operations on July 21, 2011, is an independent bureau within the Federal Reserve and has broad rule-making, supervisory and examination authority to set and enforce rules in the consumer protection area over financial institutions that have assets of $10 billion or more. The CFPB also has data collecting powers for fair lending purposes for both small business and mortgage loans, as well as authority to prevent unfair, deceptive and abusive practices. Abusive acts or practices are defined as those that:

(1) materially interfere with a consumer's ability to understand a term or condition of a consumer financial product or service, or

(2) take unreasonable advantage of a consumer's:

- lack of financial savvy,

- inability to protect himself in the selection or use of consumer financial products or services, or

- reasonable reliance on a covered entity to act in the consumer's interests.

The CFPB has the authority to investigate possible violations of federal consumer financial law, hold hearings and commence civil litigation. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or an injunction.

BASEL III

In July 2013, the federal banking agencies published the Basel III Capital Rules establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee's December 2010 framework known as "Basel III" for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act.

The Basel III Capital Rules became effective on January 1, 2015 (subject to a phase-in period) and, among other things, introduced a new capital measure known as "Common Equity Tier 1" ("CET1"), which generally consists of common equity Tier 1 capital instruments and related surplus, retained earnings, and common equity Tier 1 minority interests, minus certain adjustments and deductions.

The Basel III Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Under the former capital standards, the effects of accumulated other comprehensive income items included in capital were excluded for the purposes of determining regulatory capital ratios. Under the Basel III Capital Rules, the effects of certain accumulated other comprehensive items are not excluded; however, non-advanced approaches banking organizations, including the Corporation, may make a one-time permanent election to continue to exclude these items. The Corporation and the Bank made this election in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of the Corporation's available-for-sale securities portfolio. The Basel III Capital Rules also preclude certain hybrid securities, such as trust preferred securities, as Tier 1 capital of bank holding companies, subject to phase-out. The Corporation has no trust preferred securities.

The Basel III Capital Rules prescribe a standardized approach for risk weightings that expand the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories. Specifics changes from former capital rules impacting the Corporation's determination of risk-weighted assets include, among other things:

- Applying a 150% risk weight instead of a 100% risk weight for certain high volatility commercial real estate acquisition, development and construction loans;

- Assigning a 150% risk weight to exposures (other than residential mortgage exposures) that are 90 days past due;

- Providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (currently set at 0%); and

- Providing for a risk weight, generally not less than 20% with certain exceptions, for securities lending transactions based on the risk weight category of the underlying collateral securing the transaction.

Fully phased in on January 1, 2019, the Basel III Capital Rules require the Corporation and its banking subsidiaries to maintain:

- a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7% upon full implementation);

- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation);

- a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and

- a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

Under the Basel III Capital Rules, the minimum capital ratios as of January 1, 2019 are as follows:

- 7.00% CET1 to risk-weighted assets;

- 8.50% Tier 1 capital to risk-weighted assets; and

- 10.50% Total capital to risk-weighted assets.

Certain regulatory capital ratios for the Corporation as of December 31, 2025, are shown below:

- 13.21% CET1 to risk-weighted assets;

- 13.21% Tier 1 capital to risk-weighted assets;

- 14.22% Total capital to risk-weighted assets; and

- 11.25% leverage ratio.

Certain regulatory capital ratios for the Bank as of December 31, 2025, are shown below:

- 13.11% CET1 to risk-weighted assets;

- 13.11% Tier 1 capital to risk-weighted assets;

- 14.14% Total capital to risk-weighted assets; and

- 10.82% leverage ratio.

The Corporation

The Bank Holding Company Act. Because the Corporation owns all of the outstanding capital stock of the Bank, it is registered as a bank holding company under the Federal Bank Holding Company Act of 1956 ("Act") and is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require.

In general, the Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies such as the Corporation, may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve), without prior approval of the Federal Reserve.

Investments, Control, and Activities. With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before acquiring another bank holding company or acquiring more than five percent of the voting shares of a bank (unless it already owns or controls the majority of such shares).

Bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations. The Bank Holding Company Act does not place territorial restrictions on the activities of such nonbanking-related activities.

Bank holding companies which meet certain management, capital, and Community Reinvestment Act of 1977 ("CRA") standards may elect to become a financial holding company, which would allow them to engage in a substantially broader range of non-banking activities than is permitted for a bank holding company, including insurance underwriting and making merchant banking investments in commercial and financial companies.

The Corporation is a financial holding company ("FHC") within the meaning of the Gramm-Leach-Bliley Financial Modernization Act of 1999 ("GLB Act"). The GLB Act restricts the business of FHC's to financial and related activities, and provides the following:

- it allows bank holding companies that qualify as "financial holding companies" to engage in a broad range of financial and related activities;

- it allows insurers and other financial services companies to acquire banks;

- it removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and

- it establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

As a qualified FHC, the Corporation is eligible to engage in, or acquire companies engaged in, the broader range of activities that are permitted by the GLB Act. These activities include those that are determined to be "financial in nature," including insurance underwriting, securities underwriting and dealing, and making merchant banking investments in commercial and financial companies. If any of the Corporation's banking subsidiaries ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board may, among other things, place limitations on the Corporation's ability to conduct these broader financial activities or, if the deficiencies persist, require the divestiture of the banking subsidiary. In addition, if any of the Corporation's banking subsidiaries receives a rating of less than satisfactory under the CRA, the Corporation would be prohibited from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies. The Corporation's banking subsidiaries currently meet these capital, management and CRA requirements.

Dividends. The Federal Reserve's policy is that a bank holding company experiencing earnings weakness should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Source of Strength. In accordance with Federal Reserve policy, the Corporation is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which the Corporation might not otherwise do so.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. Among other requirements, the Sarbanes-Oxley Act established: (i) requirements for audit committees of public companies, including independence and expertise standards; (ii) additional responsibilities regarding financial statements for the chief executive officers and chief financial officers of reporting companies; (iii) standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for reporting companies regarding various matters relating to corporate governance, and (v) new and increased civil and criminal penalties for violation of the securities laws.

The Bank

General Regulatory Supervision. The Bank is a national bank organized under the laws of the United States of America and is subject to the supervision of the OCC, whose examiners conduct periodic examinations of the Bank. The Bank must undergo regular on-site examinations by the OCC and must submit quarterly and annual reports to the OCC concerning its activities and financial condition.

The deposits of the Bank are insured by the FDIC and are subject to the FDIC's rules and regulations respecting the insurance of deposits. See "Deposit Insurance".

Lending Limits. The total loans and extensions of credit to a borrower outstanding at one time and not fully secured may not exceed 15 percent of the bank's capital and unimpaired surplus. In addition, the total amount of outstanding loans and extensions of credit to any borrower outstanding at one time and fully secured by readily marketable collateral may not exceed 10 percent of the unimpaired capital and unimpaired surplus of the bank (this limitation is separate from and in addition to the above limitation). If a loan is secured by United States obligations, such as treasury bills, it is not subject to this legal lending limit.

Deposit Insurance. The Dodd-Frank Act has permanently increased the maximum amount of deposit insurance for financial institutions per insured depositor to $250,000.

The deposits of the Bank are insured up to the applicable limits under the Deposit Insurance Fund ("DIF"). The FDIC maintains the DIF by assessing depository institutions an insurance premium. Pursuant to the Dodd-Frank Act, the FDIC is required to set a DIF reserve ratio of 1.35% of estimated insured deposits and was required to achieve this ratio by September 30, 2020.

In connection with the Dodd-Frank Act's requirement that insurance assessments be based on assets, the FDIC bases assessments on an institution's average consolidated assets (less average tangible equity) as opposed to its deposit level. This may shift the burden of deposit premiums toward larger depository institutions which rely on funding sources other than U.S. deposits.

Under the FDIC's risk-based assessment system, insured institutions are required to pay deposit insurance premiums based on the risk that each institution poses to the DIF. An institution's risk to the DIF is measured by its regulatory capital levels, supervisory evaluations, and certain other factors. An institution's assessment rate depends upon the risk category to which it is assigned. As noted above, pursuant to the Dodd-Frank Act, the FDIC will calculate an institution's assessment level based on its total average consolidated assets during the assessment period less average tangible equity (i.e., Tier 1 capital) as opposed to an institution's deposit level which was the previous basis for calculating insurance assessments. Pursuant to the Dodd-Frank Act, institutions will be placed into one of four risk categories for purposes of determining the institution's actual assessment rate. The FDIC will determine the risk category based on the institution's capital position (well capitalized, adequately capitalized, or undercapitalized) and supervisory condition (based on exam reports and related information provided by the institution's primary federal regulator). The Bank paid a total FDIC assessment of $2.9 million in 2025.

In addition to the FDIC insurance premiums, the Bank is required to make quarterly payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize a predecessor deposit insurance fund. These assessments will continue until the FICO bonds are repaid.

Transactions with Affiliates and Insiders. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Bank is subject to limitations on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates (including the Corporation) and insiders and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets. The Bank is also prohibited from engaging in certain transactions with certain affiliates and insiders unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Extensions of credit by the Bank to its executive officers, directors, certain principal shareholders, and their related interests must:

- be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

- not involve more than the normal risk of repayment or present other unfavorable features.

The Dodd-Frank Act also included specific changes to the law related to the definition of a "covered transaction" in Sections 23A and 23B and limitations on asset purchases from insiders. With respect to the definition of a "covered transaction," the Dodd-Frank Act now defines that term to include the acceptance of debt obligations issued by an affiliate as collateral for an institution's loan or extension of credit to another person or company. In addition, a "derivative transaction" with an affiliate is now deemed to be a "covered transaction" to the extent that such a transaction causes an institution or its subsidiary to have a credit exposure to the affiliate. A separate provision of the Dodd-Frank Act states that an insured depository institution may not "purchase an asset from, or sell an asset to" a bank insider (or their related interests) unless (1) the transaction is conducted on market terms between the parties and (2) if the proposed transaction represents more than 10 percent of the capital stock and surplus of the insured institution, it has been approved in advance by a majority of the institution's non-interested directors.

<u>Dividends</u>. Applicable law provides that a financial institution, such as the Bank, may pay dividends from its undivided profits in an amount declared by its Board of Directors, subject to prior regulatory approval if the proposed dividend, when added to all prior dividends declared during the current calendar year, would be greater than the current year's net income and retained earnings for the previous two calendar years.

Federal law generally prohibits the Bank from paying a dividend to the Corporation if it would thereafter be undercapitalized. The FDIC may prevent a financial institution from paying dividends if it is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

<u>Community Reinvestment Act</u>. The CRA requires that the federal banking regulators evaluate the records of a financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank.

<u>Interest Rate and Market Risk</u>. The federal bank regulators also have issued a joint policy statement to provide guidance on sound practices for managing interest rate risk. The statement sets forth the factors the federal regulatory examiners will use to determine the adequacy of a bank's capital for interest rate risk. These qualitative factors include the adequacy and effectiveness of the bank's internal interest rate risk management process and the level of interest rate exposure. Other qualitative factors that will be considered include the size of the bank, the nature and complexity of its activities, the adequacy of its capital and earnings in relation to the bank's overall risk profile, and its earning exposure to interest rate movements. The interagency supervisory policy statement describes the responsibilities of a bank's board of directors in implementing a risk management process and the requirements of the bank's senior management in ensuring the effective management of interest rate risk. Further, the statement specifies the elements that a risk management process must contain.

The federal banking regulators have also issued regulations revising the risk-based capital standards to include a supervisory framework for measuring market risk. The effect of these regulations is that any bank holding company or bank which has significant exposure to market risk must measure such risk using its own internal model, subject to the requirements contained in the regulations, and must maintain adequate capital to support that exposure. These regulations apply to any bank holding company or bank whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more. Examiners may require a bank holding company or bank that does not meet the applicability criteria to comply with the capital requirements if necessary for safety and soundness purposes. These regulations contain supplemental rules to determine qualifying and excess capital, calculate risk-weighted assets, calculate market risk-equivalent assets and calculate risk-based capital ratios adjusted for market risk.

<u>Prompt Corrective Action</u>. The Federal Deposit Insurance Act, as amended ("FDIA"), requires among other things, the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures are the total risk-based capital ratio, the Tier 1 risk-based capital ratio, the common equity Tier 1 risk-based capital ratio and the leverage ratio.

A bank will be (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a common equity tier 1 risk-based capital ratio of 6.5% or greater and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a common equity Tier 1 risk-based capital ratio of 4.5% or greater and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 risk-based capital ratio of 4.5%, or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.5%, a common equity Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well-capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The Corporation believes that, as of December 31, 2025, the Bank was "well capitalized" based on the aforementioned ratios.

Temporary Regulatory Capital Relief Related to Impact of CECL. Concurrent with enactment of the CARES Act, in March 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC published an interim final rule to delay the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). The Corporation did not adopt the capital transition relief.

Incentive Compensation. The Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, such as the Corporation and the Bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011. These regulations were later amended in 2016, however rulings have not yet been finalized. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which the Corporation may structure compensation for its executives.

The Federal Reserve Board, OCC and FDIC have issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, discussed above.

The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Ability-to-Repay Requirement and Qualified Mortgage Rule. The Dodd-Frank Act contains additional provisions that affect consumer mortgage lending. First, it significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property and augments federal law combating predatory lending practices. In addition to numerous new disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." Most significantly, the new standards limit the total points and fees that the Bank and/or a broker may charge on conforming and jumbo loans to 3% of the total loan amount.

The CFPB has issued a final rule that implements the Dodd-Frank Act's ability-to-repay requirements, and clarifies the presumption of compliance for "qualified mortgages." Further, the final rule also clarifies that qualified mortgages do not include "no-doc" loans and loans with negative amortization, interest-only payments, balloon payments, terms in excess of 30 years, or points and fees paid by the borrower that exceed 3% of the loan amount, subject to certain exceptions. In addition, for qualified mortgages, the monthly payment must be calculated on the highest payment that will occur in the first five years of the loan, and the borrower's total debt-to-income ratio generally may not be more than 43%. The final rule also provides that certain mortgages that satisfy the general product feature requirements for qualified mortgages and that also satisfy the underwriting requirements of Fannie Mae and Freddie Mac (while they operate under federal conservatorship or receivership) or the U.S. Department of Housing and Urban Development, Department of Veterans Affairs, or Department of Agriculture or Rural Housing Service are also considered to be qualified mortgages. This second category of qualified mortgages will phase out as the aforementioned federal agencies issue their own rules regarding qualified mortgages, the conservatorship of Fannie Mae and Freddie Mac ends, and, in any event, after seven years.

As set forth in the Dodd-Frank Act, subprime (or higher-priced) mortgage loans are subject to the ability-to-repay requirement, and the final rule provides for a rebuttable presumption of lender compliance for those loans. The final rule also applies the ability-to-repay requirement to prime loans, while also providing a conclusive presumption of compliance (i.e., a safe harbor) for prime loans that are also qualified mortgages. Additionally, the final rule generally prohibits prepayment penalties (subject to certain exceptions) and sets forth a 3-year record retention period with respect to documenting and demonstrating the ability-to-repay requirement and other provisions.

USA Patriot Act. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act") is intended to strengthen the ability of U.S. Law Enforcement to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions is significant and wide-ranging. The USA Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others:

money laundering and currency crimes, customer identification verification, cooperation among financial institutions, suspicious activities and currency transaction reporting.

S.A.F.E. Act Requirements. Regulations issued under the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (the "S.A.F.E. Act") require residential mortgage loan originators who are employees of institutions regulated by the foregoing agencies, including national banks, to meet the registration requirements of the S.A.F.E. Act. The S.A.F.E. Act requires residential mortgage loan originators who are employees of regulated financial institutions to be registered with the Nationwide Mortgage Licensing System and Registry, a database created by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by the states. Employees of regulated financial institutions are generally prohibited from originating residential mortgage loans unless they are registered.

Other Regulations

Federal law extensively regulates other various aspects of the banking business such as reserve requirements. Current federal law also requires banks, among other things to make deposited funds available within specified time periods. In addition, with certain exceptions, a bank and a subsidiary may not extend credit, lease or sell property or furnish any services or fix or vary the consideration for the foregoing on the condition that (i) the customer must obtain or provide some additional credit, property or services from, or to, any of them, or (ii) the customer may not obtain some other credit, property or service from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of credit extended.

Interest and other charges collected or contracted by the Bank are subject to state usury laws and federal laws concerning interest rates. The loan operations are also subject to federal and state laws applicable to credit transactions, such as the:

- Truth-In-Lending Act and state consumer protection laws governing disclosures of credit terms and prohibiting certain practices with regard to consumer borrowers;

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978 and Fair and Accurate Credit Transactions Act of 2003, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations also are subject to the:

- Customer Information Security Guidelines. The federal bank regulatory agencies have adopted final guidelines (the "Guidelines") for safeguarding confidential customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors, to create a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information; protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer; and implement response programs for security breaches.

- Electronic Funds Transfer Act and Regulation E. The Electronic Funds Transfer Act, which is implemented by Regulation E, governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking service.

- Gramm-Leach-Bliley Act, Fair and Accurate Credit Transactions Act. The Gramm-Leach-Bliley Act, the Fair and Accurate Credit Transactions Act, and the implementing regulations govern consumer financial privacy, provide disclosure requirements and restrict the sharing of certain consumer financial information with other parties.

The federal banking agencies have established guidelines which prescribe standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation fees and benefits, and management compensation. The agencies may require an institution which fails to meet the standards set forth in the guidelines to submit a compliance plan. Failure to submit an acceptable plan or adhere to an accepted plan may be grounds for further enforcement action.

As noted above, the new Bureau of Consumer Financial Protection has authority for amending existing consumer compliance regulations and implementing new such regulations. In addition, the Bureau has the power to examine the compliance of financial institutions with an excess of $10 billion in assets with these consumer protection rules. The Bank's compliance with consumer protection rules will be examined by the OCC and the FDIC, respectively, since the Bank does not meet this $10 billion asset level threshold.

Enforcement Powers. Federal regulatory agencies may assess civil and criminal penalties against depository institutions and certain "institution-affiliated parties", including management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs.

In addition, regulators may commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, regulators may issue cease-and-desist orders to, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the regulator to be appropriate.

Effect of Governmental Monetary Policies. The Corporation's earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Available Information

The Corporation files annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements, and other information. The Corporation's filings are also accessible at no cost on the Corporation's website at www.first-online.com.

ITEM 1A.   RISK FACTORS

An investment in the Corporation involves risk, some of which, including market, liquidity, credit, operational, legal, compliance, regulatory, reputational, and strategic risks, could be substantial and is inherent in our business. This risk also includes the possibility that the value of the investment could decrease considerably, you could lose all or part of your investment, and dividends or other distributions concerning the investment could be reduced or eliminated. Discussed below are the most significant risks and uncertainties that management believes could adversely affect our financial results and condition, as well as the value of, and return on, an investment in the Corporation. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report.

Risks Related to Economic and Market Conditions

Economic conditions have affected and could adversely affect our revenue and profits.

The Corporation's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that the Corporation offers, is highly dependent upon the business environment in the markets where the Corporation operates and in the U.S. as a whole. An economic downturn or sustained, high unemployment levels, inflation, supply chain disruptions that impact borrowers, recession, currency devaluation, changes in the monetary supply, changes in fiscal and monetary policy, decreased investor or business confidence, trade wars and the imposition of tariffs on goods purchased or sold by our customers, the effect of a pandemic, epidemic, or outbreak of an infectious disease on our customers, stock market volatility, and other factors beyond our control may have a negative effect on the ability of our borrowers to make timely repayments of their loans (thereby, increasing the risk of loan defaults and losses), the value of collateral securing those loans, demand for loans and other products and services we offer, and our deposit levels and composition.

Worsening conditions in the current economic market could make an economic recession or a downturn more likely in various industries or markets and could have the following adverse effects on our business:

- A decrease in net interest income derived from our lending and deposit gathering activities;
- A decrease in the demand of our loans and other products or services we offer;
- A decrease in our deposit balances due to overall reductions in the number or value in client accounts;
- A decrease in the value of collateral securing our loans
- An increase in the level of nonperforming and classified loans;
- An increase in provisions for credit losses and loan charge-offs; and
- An increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

As a result of these potential economic conditions, our operating results could be negatively impacted.

Changes in interest rates could adversely affect the Corporation's results of operations and financial condition.

The Corporation's earnings and cash flows are largely dependent upon the Corporation's net interest income. Net interest income is the difference between interest income earned on interest earning assets, such as loans and securities, and interest expense paid on interest bearing liabilities, such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions, domestic and international events, changes in U.S. and other financial markets, and policies of various governmental and regulatory agencies. In 2025, the Federal Reserve cut the target of the fed funds rate by 75 basis points. The Federal Reserve may take additional actions with respect to the target fed funds rate in 2026, which will have an impact on our net interest income. Changes in monetary policy, including changes in interest rates, including the target fed funds rate, could influence not only the interest that is received on loans and securities and the interest that is paid on deposits and borrowings, but such changes could also affect the Corporation's ability to originate loans and obtain deposits and the fair value of the Corporation's financial assets and liabilities. While we believe we have implemented procedures to prepare us for the potential effects of a changing interest rate environment, these procedures may not always be successful as the procedures include underlying assumptions which may ultimately be inaccurate based on factors outside of our control.

If the interest received on loans and other interest-earning assets decreases at a faster rate than the interest rates paid on deposits and other interest-bearing liabilities, our net interest income, and, therefore, our earnings could be adversely affected. Such an interest rate environment may also result in a decrease in our deposit base, potentially leading to an impact on our liquidity. While the lower payment amounts we would pay on deposits and other interest-bearing liabilities in a declining rate environment may increase our interest income, some depositors may use cash in other manners in an attempt earn greater returns than those interest rates paid on deposits, which could lead to a decline in our liquidity. Declining rates also may reduce the demand for new deposits and other interest-bearing liabilities. Accordingly, changes in interest rates could adversely affect our results of operations and financial condition.

Conversely, if the interest rates paid on deposits and other interest-bearing liabilities increase at a faster rate than the interest rates received on loans and other interest-earning assets, our net interest income, and, therefore, our earnings, could be adversely affected.

Such an interest rate environment may also result in us incurring a higher cost to retain our deposits. While the higher payment amounts we would receive on adjustable-rate or variable-rate loans in a rising interest rate environment may increase our interest income, some borrowers may be unable to afford the higher payment amounts, and this could result in a higher rate of default which could result in a decrease in the value of the collateral securing these loans if the demand for the collateral decreases. A higher rate of default may also increase our costs associated with servicing these loans, foreclosing on properties, property maintenance on foreclosed properties, and the liquidation of any foreclosed properties. Rising interest rates also may reduce the demand for loans and the value of fixed-rate investment securities. Accordingly, changes in interest rates could adversely affect our results of operations and financial condition.

Changing interest rates also subject the Corporation to risks with respect to our financial instruments that are carried at fair value. The corporation maintains an available-for-sale investment securities portfolio, which includes securities instruments of varying types, maturities and interest rates. We also maintain assets that are classified and accounted for as trading assets. When the market interest rate rises, these securities typically decrease in value. Carrying these assets at fair value exposes the Corporation to market risks tied to changing interest rates and market liquidity factors. There are conditions, including changing market values of instruments or liquidity needs, that would require the Corporation to dispose of these investment securities earlier than anticipated, which could adversely affect our results of operations and financial condition.

The Corporation regularly monitors forecasts for interest rates, its interest rate risk and interest rate sensitivity and plans accordingly based on models and projections regarding interest rates, however these models and projections are forward-looking and based on a number of assumptions and forecasts. If the interest rate environment realized differs materially from the underlying assumptions used for its projections, models and forecasts, the Corporation faces a risk that its plans may not account for the actual interest rate environment, which may negatively affect our results of operations and financial condition.

Continued elevated levels of inflation could adversely impact our business and results of operations.

While the Federal Reserve took steps to combat the heightened levels of inflation that began in 2021, primarily through increases to the target fed funds rate, continued levels of inflation and/or monetary policy adopted by the Federal Reserve to combat such inflation, could have complex effects on our business and results of operations, some of which could be materially adverse. During 2025, the Federal Reserve continued cutting the target fed funds rate and decreased the target by 75 basis points. The Federal Reserve is still considering additional changes to the target fed funds rate, and the monetary policy adopted in 2026 by the Federal Reserve may impact the results of operations. While we generally expect any inflation-related increases in our interest expense to be offset by increases in our interest revenue, inflation-driven increases in our levels of non-interest expense could negatively impact our results of operations. Additionally, if interest rates stay at their current level or continue to rise, we could see consumer sentiment shift and demand for loans may decrease which would impact our results of operations. The continued effects from elevated levels of inflation recently experienced could also increase volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. It is also possible that governmental policy responses to the current inflation environment could further affect our business, such as changes to monetary and fiscal policy. The duration and severity of the current inflationary period, and the governmental responses thereto, are unknown and cannot be estimated with precision.

Geographic concentration of the Corporation's markets makes our business highly susceptible to local economic conditions and a downturn in local economic conditions may adversely affect our business.

Unlike larger banking organizations that are more geographically diversified, the Corporation's operations are currently concentrated in west central Indiana, east central Illinois, western Kentucky, eastern, middle and western Tennessee, northern Georgia, and most of our customers are located in these markets. The economic conditions in these local markets may be different from, and in some instances be worse than, the economic conditions in the U.S. as a whole. As a result of this geographic concentration, the Corporation's financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the Corporation's markets could result in one or more of the following, which may increase our costs, reduce our net income, or otherwise adversely affect our business:

- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- an increase in our allowance for credit losses;
- a decrease in the demand for our products and services;

- a decrease in the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage;
- a decrease in net worth and liquidity of loan guarantors, which may impair their ability to honor guarantees made to us; and
- a decrease in deposits balances.

Labor shortages and the loss of one or more of those key personnel may materially and adversely affect our business.

Our success depends, in large part, on our ability to attract and retain key personnel. Key personnel that have regular direct contact with customers and clients often build strong relationships that are important to our business. In addition, we rely on key personnel to manage and operate our business, including major revenue producing functions, such as loan and deposit generation. Competition for qualified personnel in the financial services industry can be intense and we may not be able to hire or retain the key personnel that we depend upon for success. Frequently, we compete in the market for talent with entities that are not subject to comprehensive regulation. The increased frequency of remote work opportunities has also increased the competition to attract and retain talent, as these opportunities have allowed companies from outside our geographic footprint to recruit talent inside our geographic footprint. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of the markets in which we operate, years of industry experience, and the difficulty and costs of promptly finding qualified replacement personnel. Also, the loss of key personnel could jeopardize our relationships with customers and clients and could lead to the loss of accounts. Losses of accounts managed by key personnel could have a material adverse impact on our business. Additionally, if we were to experience the unexpected loss of a large number of personnel, whether or not such personnel were considered key personnel, we could experience a material adverse impact on our business because of the loss of their skills and the costs and difficulty of finding a large number of qualified replacement personnel.

Unrelated bank failures, other issues of unrelated banks, and decreased depositor confidence in depository institutions could negatively impact our stock price and we may experience a material adverse effect on our financial condition and results of operations.

A collection of bank failures that began in March 2023 materially impacted depositor and investor confidence in community and regional depository institutions. On March 8, 2023, Silvergate Bank announced its decision to voluntarily liquidate its assets and wind down its operations. On March 10, 2023, the California Department of Financial Protection and Innovation (the "DFPI") took possession of Silicon Valley Bank, citing inadequate liquidity and solvency. On March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services. On May 1, 2023, the DFPI took possession of First Republic Bank citing that it was conducting its business in an unsafe or unsound manner and being in a condition that is unsafe or unsound to transact banking business. In each instance the FDIC was appointed as a receiver for the failed institution. There were a number of reasons for the failure of these institutions including, but not limited to, elevated levels of uninsured deposits, liquidity concerns, and losses in the financial institution's long-term securities holdings.

These events impacted the confidence of investors and customers in financial institutions as a whole. It led regulators, investors, and institutions to focus on the on-balance sheet liquidity, customer deposit base, including level of deposits uninsured by the FDIC, the amount of accumulated other comprehensive loss, capital levels, interest rate risk management, and securities holdings of financial institutions. If any additional financial institutions fail in a similar manner as those financial institutions that failed in 2022, our stock price and deposit base could be negatively impacted. The industry wide impact of these failures demonstrated the impact that reputational harm to certain financial institutions can have on the industry as a whole, which can lead to risks of reputational harm to the Corporation based on issues or failures of unrelated banks or financial institutions.

As a result of these issues and failures, enhanced scrutiny from regulators and potential new legislation may impact our ability to operate. Depending upon any adopted change in legislation or directives from regulators, we may need to adjust our strategy and operations to comply with such changing laws or regulatory directives, which can result in additional operating expenses and could materially impact our operating results.

Terrorist attacks, threats, or actual war, natural disasters, global climate change, pandemics, other catastrophic events, trade policies, civil unrest, protests, and other global and domestic conflicts may impact all aspects of our operations, revenues, costs, and stock price in unpredictable ways.

Terrorist attacks in the U.S. and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the U.S. or its allies, including any escalation of or increased U.S. involvement in currently ongoing conflicts, such as those occurring with respect to Russia, Ukraine, Venezuela, Iran, the Middle East and China, military or trade disruptions, may impact our operations as well as the operations of some of our customers. In addition, natural disasters, global climate change, pandemics, other catastrophic events, trade policies, domestic civil unrest, protest, and other global or domestic conflicts may impact our operations or the operations of some of our customers as well. Any of these occurrences could have an adverse impact on our operating results, revenues, and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Risks Related to Our Business

The Corporation operates in a highly competitive industry and market, and our business will suffer if we are unable to compete effectively.

The Corporation faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Our competitors include banks, savings and loan associations, credit unions, finance companies, brokerage firms, insurance companies, factoring companies, financial technology companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks, including cryptocurrencies and other digital assets, to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of the Corporation's competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than the Corporation can.

The Corporation may face increased competition for customer deposits from new entrants into the financial services industry, as well as current competitors that seek to expand services. In July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the "GENIUS Act") was signed into law. The GENIUS Act establishes, among other things, a regulatory framework for the issuance, custody and holding reserves of stablecoins. Stablecoins are often viewed by consumers and commercial entities as an alternative to traditional bank deposits and transactions, which could result in reduced deposits for the Corporation. The impact on our deposits will depend, in part, on the demand for stablecoins and the number of competitors that offer services permitted under the GENIUS Act, whether such competitors are current competitors or new entrants into the market. In addition, federal agencies are required to issue regulations adopting the GENIUS Act, which will impact the regulatory framework for stablecoins.

The Corporation's ability to compete successfully depends on a number of factors, including, among other things:

- the ability to develop, maintain and build upon long-term customer relationships based on top quality service, and safe, sound assets;
- the ability to expand the Corporation's market position;
- the scope, relevance and pricing of products and services offered to meet customer needs and demands;
- the rate at which the Corporation introduces new products and services relative to its competitors;
- customer satisfaction with the Corporation's level of service;
- customer preferences for traditional banking services; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken the Corporation's competitive position, which could increase our funding costs, impact our liquidity, and adversely affect the Corporation's growth and profitability, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

A lack of liquidity could affect our operations and jeopardize our financial condition.

The Corporation requires liquidity to meet our deposit and other obligations as they come due. The Corporation's access to funding sources in amounts adequate to finance its activities or on terms that are acceptable to it could be impaired by factors that affect it specifically or the financial services industry or the general economy. Factors that could reduce our access to liquidity sources include a downturn in the markets in which our loans are concentrated, a decline in demand in the secondary market for long-term fixed mortgages, or adverse regulatory actions against the Corporation. The Corporation's access to deposits may also be affected by the liquidity needs of depositors and competition for deposits as discussed in the Risk Factor titled "*The Corporation operates in a highly competitive industry and market and our business will suffer if we are unable to compete effectively.*". The Corporation may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of depositors sought to withdraw their deposits, regardless of the reason. If the Corporation is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be subject to paying higher funding costs to achieve those liquidity objectives. A failure to maintain adequate liquidity could have a material adverse effect on the Corporation's business, financial condition, and result of operations.

The bank failures in 2023 as discussed in the Risk Factor titled "*Unrelated bank failures, other issues of unrelated banks, and decreased depositor confidence in depository institutions could negatively impact our stock price and we may experience a material adverse effect on our financial condition and results of operations.*" exemplifies the potential serious results of the unexpected inability of insured depository institutions to obtain needed liquidity to satisfy withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors.

When we loan money, commit to loan money, or enter into a letter of credit or other contract with a counterparty, we incur credit risk, or the risk of loss if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their contracts.

As lending is one of our primary business activities, the credit quality of our portfolio can have a significant impact on our earnings. We estimate and establish reserves for credit risks and probable incurred credit losses that are inherent in our loan portfolio. This process, which is critical to our financial results and condition, requires difficult, subjective, and complex judgments, including reviews of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. There is the chance that we will fail to identify the proper factors or that we will fail to accurately estimate the impacts of factors that we identify. In addition, large loans, letters of credit, and contracts with individual counterparties in our portfolio magnify the credit risk that we face, as the impact of large borrowers and counterparties not repaying their loans or performing according to the terms of their contracts would have a disproportionately significant impact on our credit losses and reserves. Deterioration of the Corporation's credit quality may have a material adverse effect on our loan portfolio, financial condition, and results of operations.

The Corporation has significant exposure to risks associated with commercial and commercial real estate loans.

As of December 31, 2025, approximately 58.6% of the Corporation's loan portfolio consisted of commercial and commercial real estate loans. These loans are generally viewed as having more inherent risk of default than residential mortgage or consumer loans. The repayment of these loans often depends on the successful operation of a business and could be impacted by a recession or economic downturn. These loans are more likely to be adversely affected by weak conditions in the economy. Weak conditions in the local market, the regional economy, the general economy, or industry specific factors may also adversely affect the value of the underlying collateral securing the loan. Also, the commercial loan balance per borrower is typically larger than that of residential mortgage loans and consumer loans, indicating higher potential losses on an individual loan basis. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, an increase in the costs of servicing these nonperforming loans, and a reduction in interest income. An increase in nonperforming loans could also result an in increase in costs associated with workouts and foreclosures, including costs of foreclosing on collateral, and maintaining and liquidating the underlying collateral. An increase in nonperforming loans could also result in an increase in the provision for loan losses and an increase in loan charge-offs. An increase in nonperforming loans, workouts, foreclosures, and charge-offs to our commercial and commercial real estate loans could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

The information that we use in managing our credit risk may be inaccurate or incomplete, which may result in an increased risk of default and otherwise have an adverse effect on our business, results of operations, and financial condition.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Default risk may arise from events or circumstances that are difficult to detect, such as fraud. Moreover, such circumstances, including fraud, may become more likely to occur or be detected in periods of general economic uncertainty. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are under-secured, for example, as a result of sudden declines in market values that reduce the value of collateral or due to fraud with respect to such collateral. If these events or circumstances were to occur, it could result in a potential loss of revenue, increased costs in foreclosing on collateral or resolving troubled loans and have an adverse effect on our business, results of operations, and financial condition.

Decreased demand from secondary market purchasers of the Corporation's long-term fixed residential mortgages could adversely affect our business, liquidity, results of operations, and financial condition.

The Corporation sells substantially all of its long-term fixed residential mortgages to secondary market purchasers. These mortgages are underwritten to specific guidelines. Decreased demand for our long-term fixed residential mortgages, changed government laws or regulations related to these secondary market purchases, or other disruptions in the secondary market for long-term fixed residential mortgages could adversely affect our business, liquidity, results of operations, and financial condition. Decreased demand in the secondary market may also have downstream effects to the residential real estate market as a whole, decreasing real estate market prices, volume of home sales, the value of collateral securing the mortgage loans that we hold, income generated from originations of mortgage loans, and our profit margin on those long-term fixed residential mortgages we sell to secondary market purchasers. Decreased demand in the secondary market may also lead to increase the volume of long-term fixed residential mortgages we hold in our loan portfolio, which would increase our exposure to the residential real estate market and the risks associated with holdings in the residential real estate market, as described in the Risk Factor titled "*The Corporation may foreclose on collateral property and would be subject to the increased costs associated with ownership of real property, resulting in reduced revenues and earnings.*" on Page 24.

The Corporation's accounting estimates and risk management processes rely on analytical and forecasting models, which, if inadequate, may result in a material adverse effect on our business, financial condition, or results of operation.

The processes the Corporation uses to estimate its allowance for credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on the Corporation's financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. For example, if the models the Corporation uses for interest rate risk and asset-liability management are inadequate, the Corporation may incur increased or unexpected losses upon changes in market interest rates or other market measures. The Corporation uses a current "expected loss" model ("CECL") to estimate its allowance for credit losses. If the CECL model is inadequate, or its underlying assumptions are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. Additionally, if the models the Corporation uses to measure the fair value of our financial instruments are inadequate, the fair value of our financial instruments may fluctuate unexpectedly or may not accurately reflect what the Corporation could realize upon sale or settlement of our financial instruments. Any failure in the Corporation's analytical or forecasting models could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

We are a community bank and our ability to maintain our reputation is critical to the success of our business.

The Corporation's banking subsidiaries are community banks and their reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our current market and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring, and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers, and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, by any government or regulatory action, or otherwise, our business and, therefore, our operating results, may be materially adversely affected.

Our operational systems and networks are subject to an increasing risk of continually evolving cybersecurity or other technological risks, which could result in a loss of customer business, financial liability, regulatory penalties, damage to our reputation, or the disclosure of confidential information.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. Additionally, as part of our business, we collect, process, and retain personal, proprietary, and confidential information regarding our customers. The financial services industry has experienced an increase in both the number and severity of reported cyber-attacks aimed at gaining unauthorized access to bank systems as a way to misappropriate assets and sensitive information, corrupt and destroy data, or cause operational or business services disruptions. Any security breach, including security breaches that occur as a result of employee error or misconduct, could result in the misappropriation, loss, or unauthorized disclosure of sensitive customer information, severely damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, and have a material adverse effect on our business.

We also rely on the integrity and security of a variety of third-party processors and payment, clearing, and settlement systems, as well as the various participants involved in these systems, many of which have no direct relationship with us. Failure by these participants, including their employees either as a result of employee error or misconduct, or their systems to protect our customers' transaction data may put us at risk for possible losses due to fraud or operational disruption. In addition, a number of our third-party service providers are large national entities with dominant market presence in their respective fields. Their services could prove difficult to replace in a timely manner if a failure or other service interruption were to occur. Failures of certain vendors to provide contracted services could adversely affect our ability to deliver products and services to our customers and cause us to incur significant expense.

Our customers are also the target of cyber-attacks and identity theft. Large scale identity theft could result in customers' accounts being compromised and fraudulent activities being performed in their name, which could negatively affect our reputation or result in litigation and, consequently, negatively affect our results of operation.

The occurrence of cybersecurity incidents across a range of industries has resulted in increased legislative and regulatory scrutiny over cybersecurity and calls for additional data privacy laws and regulations. These laws and regulations could result in increased operating expenses or increase our exposure to the risk of litigation.

The occurrence of a cybersecurity incident involving us, third-party service providers, or our customers, regardless of its origin, could damage our reputation and result in a loss of customers and business and subject us to additional regulatory scrutiny, and could expose us to litigation and possible financial liability. Furthermore, as technology, including the increasing use of artificial intelligence, machine learning, large language models, artificial intelligence agents, generative artificial intelligence, and other similar technologies (collectively referred to as "AI"), and cyberattacks change over time, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. Any of these events could have a material adverse effect on our financial condition and results of operations.

We rely on external vendors, which could expose the Corporation to additional operational risks.

The Corporation relies on external vendors to provide products and services necessary to maintain day-to-day operations of the Corporation. Accordingly, the Corporation's operations are exposed to risk that these vendors or their employees, agents, or other representatives will not perform in accordance with the contracted arrangements under service level agreements. Additionally, the Corporation may be exposed to certain risks involved with the use of AI tools of vendors and their employees or agents, as further discussed in the Risk Factor titled "*The increased prevalence, use and development of AI may subject the Corporation to increased regulatory risk, reputational risk and may have material adverse effects on the Corporation's business, financial condition and results of operations.*" The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, use of AI tools, financial condition, support for existing products and services, strategic focus, or for any other reason, could be disruptive to the Corporation's operations, which could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

New lines of business or new products and services may subject the Corporation to additional risks.

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

The financial services industry is characterized by rapid technological change, and if we fail to keep pace, our business may suffer.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including cryptocurrency and stablecoin related products and services, products and services implementing AI and AI tools and other new financial technologies. The effective use of technology can increase efficiency, provide cutting-edge products and/or services, and enable financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address customer needs by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. The Corporation may not be able to effectively implement new technology-driven products and services, be successful in marketing these products and services to its customers, or incur significant costs in implementing new technology-driven products and services. Further, many of our competitors have substantially greater resources to invest in technological improvements and may do so in a more cost effective manner. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect the Corporation's growth, revenue, profit, financial condition and results of operations.

The increased prevalence, use and development of AI may subject the Corporation to increased regulatory risk, reputational risk, and may have material adverse effects on the Corporation's business, financial condition, and results of operations.

The growth of AI has spurred a new industry of technological advances. Users of AI tools may not fully understand the implications of the use of such tools , including the scope of capabilities for these tools, protection of confidential information when using AI tools, cybersecurity risks inherent with the use of AI tools, as well as unknown or unidentified risks inherent with the development of new technology. The use of AI tools is being implemented by both individuals and commercial entities, increasing the risks from the use of these tools to the users and any systems that interact with AI tools.

Increased customer use of AI tools can potentially result in increased of a customer unintentionally exposing their personal information, banking credentials or other sensitive or confidential information, and increase opportunities for bad actors to conduct fraudulent activities with respect to a customer's account(s). While the Corporation and the Bank have implemented commercially reasonable policies and procedures to protect against and mitigate these risks, we cannot assure protection against all risks from the use of these AI tools by customers. These AI tools are powerful technological advances and the customer's use of such tools can result in cybersecurity risks to the customer and the Corporation. Such risks, if realized, could result in financial and litigation risk to us and/or our customers, which could negatively affect the Corporation's growth, reputation, revenue, expenses, financial condition, and results of operations.

As competitors, whether traditional competitors of the Corporation or new entrants into the financial services industry, incorporate AI tools into their products and services, the Corporation faces risk with respect to competition and industry reputation. Successful implementation of AI tools by competitors may impair our ability to attract and retain business. Additionally, if competitors realize issues with the incorporation of AI tools into their products and services and the cyberattack, inadvertent disclosure of personal information, banking credentials or other sensitive or confidential information, financial loss or other risks discussed herein related to AI tools are realized, the Corporation could suffer from reputational harm to the financial services industry as a whole.

Vendor use of AI tools may increase the risk of cyberattacks, unauthorized use or disclosure of personal information, banking credentials or other sensitive or confidential information, financial loss, or other risks discussed herein related to AI tools. In conducting due diligence of vendors, we request detailed information regarding vendor use of AI and seek to mitigate risks related to a vendor's employment of AI tools through service level agreements. While we seek to mitigate these risks, a possibility exists that vendors may employ AI tools without disclosing their use to the Corporation, the AI tools disclosed to us may increase capabilities, features, services, or technologies that increase cybersecurity risks, employees of vendors may use undisclosed AI tools in performing services on behalf of the vendor, employees of vendors may inadvertently or inappropriately use AI tools in performing duties on behalf of the Corporation, or vendors may not understand which AI tools are being utilized while performing services on behalf of the Corporation. Vendor use of AI tools increase cybersecurity risks, including the risk of inadvertent or deliberate exposure of personal information, banking credentials or other sensitive or confidential information, or may otherwise expose the Corporation to risks that have not yet been determined as a result of the exponential growth of the power, capabilities and frequency of use with respect to these tools, which could negatively affect the Corporation's growth, reputation, revenue, expenses, financial condition, and results of operations.

The Corporation's implementation of AI tools may subject the Corporation to increased regulatory risk, reputational risk and may have material adverse effects on the Corporation's business, financial condition, and results of operations.

The Corporation implemented a form of AI with its intelligent digital assistant, Gabby, available through the Bank's website. Use of AI can expose us to new or increased operation risks, including risks related to our internal controls. As the use of AI expands and grows, it may become subject to additional regulations or restrictions on use from the U.S. government and/or our banking regulators. Additionally, ineffective implementation or failures by any implemented AI could have an adverse effect on our reputation, cause the Corporation to incur additional costs to make the implementation successful, or otherwise result in a loss of expenses incurred if the Corporation decides to terminate the pursuit of a failed AI implementation. Further, many of our competitors have substantially greater resources to invest in technological improvements and may do so in a more cost effective manner. The realization of these risks could result in the Corporation failing to realize any anticipated benefits from the implementation of AI and could negatively affect the Corporation's growth, reputation, revenue, expenses, financial condition, and results of operations.

Additionally, the frequency of use of AI tools by individuals increases risks to the Corporation. While the Corporation has incorporated policies and procedures with respect to AI, it is possible that employees fail to comply with such policies and procedures and increase the risk of cyberattacks, unauthorized use or disclosure of personal information, banking credentials or other sensitive or confidential information, financial loss, or other risks discussed herein related to AI tools. The realization of these risks with respect to improper employee use of AI tools could result in the Corporation could negatively affect the Corporation's growth, reputation, revenue, expenses, financial condition, and results of operations.

The Corporation's controls and procedures may fail or be circumvented, and the Corporation's methods of reducing risk exposure may not be effective.

The Corporation's internal operations are subject to risks, including, but not limited to, data processing system failures and errors, improper or inappropriate use of AI tools, customer or employee fraud, and catastrophic failures resulting from terrorist acts or natural disasters. We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls and any system to reduce risk exposure, however well designed and operated, is based in part on assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Additionally, instruments, systems, and strategies used to hedge or otherwise manage exposure to various types of market compliance, credit, liquidity, operational, and business risks and enterprise-wide risk could be less effective than anticipated. As a result, the Corporation may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk, which could adversely affect the Corporation's financial condition and results of operations.

The Corporation may foreclose on collateral property and would be subject to the increased costs associated with ownership of real property, resulting in reduced revenues and earnings.

The Corporation forecloses on collateral property from time to time to protect its interests and thereafter owns and operates foreclosed property, in which case it is exposed to the risks inherent in the ownership of real estate. The amount that the Corporation, as a mortgagee, may realize after a default is dependent upon factors outside of its control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) interest rates; (iv) real estate tax rates; (v) operating expenses of the mortgaged properties; (vi) environmental remediation liabilities; (vii) ability to obtain and maintain adequate occupancy of the properties; (viii) zoning laws; (ix) governmental rules, regulations, and fiscal policies; and (x) natural disasters. Certain expenditures associated with the ownership of real estate, principally real estate taxes, insurance, and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the income earned from the real property, and the Corporation may have to advance funds in order to protect its interests, or it may be required to dispose of the real property at a loss. These expenditures and costs could adversely affect the Corporation's ability to generate revenues, resulting in reduced levels of profitability.

Accounting policies require management to make estimate about uncertain matters.

The Corporation's accounting policies and processes are critical to how we report our financial condition and results of operations. They require management to make critical accounting estimates about matters that are uncertain. Accounting policies must comply with U.S. GAAP, which requires management to exercise judgment in selecting and applying many of these accounting policies and processes.

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. The Corporation has policies and control procedures in place that are intended to ensure these critical accounting estimates and judgments are well controlled and applied consistently. In addition, our policies and procedures require management to review these critical accounting estimates and determine whether any changes are warranted. Judgments and estimates are inherently uncertain, which means we cannot guarantee that we will not be required to adjust accounting policies or re-state prior period financial statements.

See Significant Accounting Estimates for additional information regarding the Corporation's Critical Accounting Estimates on page 58.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

From time to time, the Financial Accounting Standards Board, Securities and Exchange Commission ("SEC") and other regulatory agencies may issue guidance that change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes can be hard to predict and can materially impact how we manage, record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a requirement to restate prior period financial statements.

The Corporation's earnings may be adversely impacted due to environmental liabilities associated with lending activities.

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing loans which have defaulted. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

The Corporation may be adversely affected by the soundness of other financial institutions.

Financial institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Corporation has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Corporation to credit risk in the event of a default by a counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by the Corporation cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Corporation. These losses could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

The Corporation may become subject to claims and litigation pertaining to intellectual property.

Banking and other financial services companies, such as the Corporation, rely on technology companies to provide information technology products and services necessary to support the Corporation's day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of the Corporation's vendors, or other individuals or companies, may claim to hold intellectual property rights in technology products or services sold or licensed to the Corporation by its vendors. Intellectual property claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of alleged patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Corporation may have to engage in protracted litigation, which may be expensive, time-consuming, and disruptive to the Corporation's operations, and distracting to management. If the Corporation is found to infringe upon one or more patents or other intellectual property rights, it may be required to pay substantial damages or royalties to a third-party and/or incur costs to replace or find an alternative for such technology products or services. The Corporation may also consider entering into licensing agreements for disputed intellectual property, however, these license agreements may also significantly increase the Corporation's operating expenses. If legal matters related to intellectual property claims were resolved against the Corporation or settled, the Corporation could be required to make payments and/or incur costs in amounts that could have a material adverse effect on its business, financial condition, and results of operations.

Changes in consumer use of banks and changes in consumer spending and savings habits could adversely affect the Corporation's financial results.

Technology and other changes now allow many customers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the use of customer deposits as a source of liquidity for income generating activities. New technologies can also impact consumer use of banks, including the increased prevalence of digital assets or cryptocurrencies, which can present risks that consumers move money out of bank deposits and into these digital assets or cryptocurrencies, decreasing our deposits and source of liquidity. For more information on the competitive pressures faced by the Corporation, including those pressures as a result of cryptocurrencies and digital assets, see the Risk Factor titled "*The Corporation operates in a highly competitive industry and market and our business will suffer if we are unable to compete effectively.*" In addition, changes in consumer spending and savings habits could adversely affect the Corporation's operations, and the Corporation may be unable to timely develop competitive new products and services in response to these changes.

Potential acquisitions may disrupt the Corporation's business and dilute shareholder value.

The Corporation generally seeks merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale, or expanded services or geographic reach. Acquiring other banks, including our previously announced merger with CedarStone Financial, Inc. and it wholly owned subsidiary, CedarStone Bank, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

- the time and costs associated with identifying and evaluating potential new markets, hiring experienced local management, and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- the time and costs associated with identifying potential acquisition and merger targets;
- the accuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target company;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combined businesses;
- our ability to finance an acquisition and possible dilution to our existing shareholders;

- closing delays and expenses related to the resolution of lawsuits filed by shareholders of targets;
- entry into new markets where we lack experience;
- introduction of new products and services into our business;
- potential exposure to unknown or contingent liabilities of the target company;
- exposure to potential asset quality issues of the target company;
- the risk of loss of key employees and customers;
- challenges faced with the integration of employees, business units, locations and customers; and
- incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations.

Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of the Corporation's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Future growth or operating results may require the Corporation to raise additional capital, but that capital may not be available or it may be dilutive.

The Corporation is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. To the extent the Corporation's future operating results erode capital or the Corporation elects to expand through loan growth or acquisition it may be required to raise capital. The Corporation's ability to raise capital will depend on conditions in the capital markets, which are outside of its control, and on the Corporation's financial performance. Accordingly, the Corporation may not be able to raise capital when needed or on favorable terms. If the Corporation cannot raise additional capital when needed, it will be subject to increased regulatory supervision and the imposition of restrictions on its growth and business. These restrictions could negatively impact the Corporation's ability to operate or further expand its operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on its financial condition and results of operations.

The value of the Corporation's goodwill and other intangible assets may decline in the future.

As of December 31, 2025, the Corporation had $114.5 million of goodwill and other intangible assets. A significant decline in the Corporation's expected future cash flows, a significant adverse change in the business climate, slower growth rates, or a significant and sustained decline in the price of the Corporation's common stock may necessitate taking charges in the future related to the impairment of the Corporation's goodwill and other intangible assets. If the Corporation were to conclude that a future write-down of goodwill and other intangible assets is necessary, the Corporation would record the appropriate charge, which could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

The Corporation relies on dividends from its subsidiaries for most of its revenue.

The Corporation is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the Corporation's common stock and interest and principal on the Corporation's debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Corporation. Also, the Corporation's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to the Corporation, the Corporation may not be able to service debt, pay obligations, or pay dividends on the Corporation's common stock. The inability to receive dividends from the Bank could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Risks Related to the Legal and Regulatory Environment

We operate in a highly regulated environment and the regulatory framework to which we are subject may adversely affect our results of operations.

The Corporation and the Bank operate in a highly regulated environment and we are subject to extensive regulation, supervision, and examination by the Federal Reserve, the OCC, the FDIC and DFI. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole, not our shareholders. Further, as a bank holding company, we are required to act as a source of financial and managerial strength to the Bank and to commit resources to support our subsidiary banks if needed. This regulatory framework affects our lending practices, capital structure, investment practices, and growth, among other things.

If, as a result of an examination, a banking regulator were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors, and, if it is concluded that these conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us or failure to comply with applicable laws and regulations could have an adverse effect on our reputation, business, financial condition, and results of operations.

In addition to the banking regulators responsible for our oversight, we are subject to regulation and supervision from federal and state regulatory agencies for virtually all aspects of our operations. In addition to those banking regulators discussed above, the following regulatory agencies have regulation, supervision and/or enforcement capabilities with respect to our operations: the Consumer Financial Protection Bureau, the United States Treasury Department, the United States Department of Justice, the SEC, the United States Department of Housing and Urban Development, the United States Department of Labor, and the United States Equal Employment Opportunity Commission. Additionally, we are subject to a number of state regulatory agencies with oversight over similar aspects of our operations. Under this extensive regulatory framework, we are at risk of failure to comply with regulatory requirements, including inadvertent or unintentional failures, which could result in fines, penalties, legal actions, enforcement actions, or restrictions on our operations and business activities. Such failures could have an adverse effect on our reputation, business, financial condition, and results of operations.

Anticipated changes in leadership at the Federal Reserve may impact regulations and government policy applicable to us.

On January 30, 2026, Kevin Warsh was nominated as the new Chairman of the Federal Reserve to succeed Chairman Jerome Powell, whose term expires on May 15, 2026. Mr. Warsh must be confirmed by the United States Senate prior to becoming the new Chairman of the Federal Reserve. Because of the Federal Reserve's role in financial services regulation, leadership changes may cause broader economic changes due to changing ideologies and governing style. Additionally, new leadership may result in new regulatory initiatives and previously enacted regulations or implemented initiatives may be modified, terminated, or otherwise changed. Changing leadership at the Federal Reserve could affect monetary policy and interest rates and changes in fiscal policy could affect broader trade and economic growth at a local, state, country, or international level. At this time, further impact of these leadership changes and the potential impact on regulatory requirements applicable to us and our supervision is uncertain.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, regulatory structure, financial condition, and/or results of operations.

Since the 2007-2008 financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities which has been further exacerbated by the depository institution failures that occurred in 2023. These changes and increased scrutiny may result in increased costs of doing business, decreased revenues and net income, may reduce our ability to effectively compete to attract and retain customers, or make it less attractive for us to continue providing certain products and services. Any future changes in federal and state law and regulations, as well as the interpretations and implementations of federal and state laws and regulations, could affect us in substantial and unpredictable ways, including those listed above, impact the regulatory structure under which we operate, significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, limit our ability to pursue business opportunities in an efficient manner, or other ways that could have a material adverse effect on our business, financial condition, or results of operations. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition, and results of operations.

Changes in federal, local, or state tax laws could negatively impact our financial condition.

The Corporation is subject to changes in tax law which could impact our effective tax rate. Changes to these laws could apply retroactively and negatively impact our financial condition and results of operations. Further, customers of the Corporation are subject to individual tax laws, as well as corporate taxes for commercial clients. Reform or changes to individual and/or corporate tax laws could impact the liquidity needs of our customers which could have an adverse impact on the deposits held by the Corporation. Future changes in tax laws are unknown, both in terms of the materiality of the impact to individuals and entities, as well as whether such changes are positive, negative or neutral. While these changes are unknown at this time, the implementation of any changes may have an adverse effect on our business, financial condition, and results of operations.

The Basel III capital rules may require us to retain higher capital levels, impacting our ability to pay dividends, repurchase our stock, or pay discretionary bonuses.

The Federal Reserve, the FDIC, and the OCC adopted final rules for the Basel III capital framework which became effective on January 1, 2015. These rules substantially amended the regulatory risk-based capital rules formerly applicable to the Corporation and its banking subsidiaries. The rules have been phased in over time beginning in 2015 and became fully phased-in in 2019. The rules provide for minimum capital ratios of (i) common equity Tier 1 risk-weighted capital ratio of 4.5%, (ii) Tier 1 risk-based capital ratio of 6%, and (iii) total risk-based capital ratio of 8%. As fully phased in, the rules also require a capital conservation buffer of 2.5% on top of the foregoing minimum capital ratios, resulting in an effective requirement for minimum capital ratios of (a) common equity Tier 1 risk-weighted capital ratio of 7%, (b) Tier 1 risk-based capital ratio of 8.5%, and (c) total risk-based capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases, and paying discretionary bonuses. These limitations establish a maximum percentage of eligible retained income that could be utilized for these actions.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the other federal agencies, including federal banking regulators. We are also subject to increased scrutiny of compliance with the rules enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control. If our policies, procedures, and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any acquisitions we desire to make. We could also incur increased costs and expenses to improve our anti-money laundering procedures and systems to comply with any regulatory requirements or actions. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums we pay may change and be significantly higher in the future. Market developments may significantly deplete the insurance fund of the FDIC and further reduce the ratio of reserves to insured deposits, thereby making it requisite upon the FDIC to charge higher premiums prospectively.

We have risk related to legal proceedings.

We are involved in judicial, regulatory, and arbitration proceedings concerning matters arising from our business activities and fiduciary responsibilities. We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of a pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

Risks Related to the Corporation's Common Stock

The Corporation may not be able to pay dividends in the future in accordance with past practice.

The Corporation has historically paid a semi-annual dividend to common shareholders. The payment of dividends is subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on the Corporation's earnings, capital requirements, financial condition, and other factors considered relevant by the Corporation's Board of Directors.

The price of the Corporation's common stock may be volatile, which may result in losses for investors.

General market price declines or market volatility in the future could adversely affect the price of the Corporation's common stock and may make it more difficult for shareholders to resell their common stock when they want and at prices they find attractive. The Corporation's common stock price can fluctuate significantly in response to a variety of factors, including:

- announcements and news reports relating to the Corporation's business and trends, concerns, and other issues in the financial services industry generally;
- fluctuations in the Corporation's results of operations;
- sales or purchases of substantial amounts of the Corporation's securities in the marketplace;
- a shortfall or excess in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections;
- actual or expected economic conditions that are perceived to affect the Corporation, such as changes in real estate values or interest rates;
- perceptions in the marketplace regarding the Corporation and/or our competitors;
- new technology used, or services offered, by competitors;
- changes in applicable government regulation;
- macroeconomic and geopolitical factors discussed in this Risk Factors section; and
- the Corporation's announcement of new acquisitions or other projects.

As such, the market price of the Corporation's common stock may not accurately reflect the underlying value of the stock, and investors should consider this before relying on the market prices of the Corporation's common stock when making an investment decision.

Future capital needs could result in dilution of shareholder investment.

The Corporation's Board of Directors may determine from time to time there is a need to or, if our or the Bank's regulatory capital ratios fall below the required minimums, we could be forced to raise additional capital through the issuance of additional shares of stock or other securities, including debt securities and senior or subordinated notes. We are currently authorized to issue up to 40 million shares of common stock, of which 11,880,759 shares were outstanding as of December 31, 2025, and up to 10 million shares of preferred stock, of which no shares are outstanding. Subject to certain limitations, our board of directors generally has authority, without action or vote of our shareholders, to issue all or part of the remaining authorized but unissued shares and to establish the rights, preferences, and privileges of any class or series of preferred stock. These equity and/or debt issuances could dilute the ownership interest of our shareholders and may dilute the per share book value of our common stock. New investors also may have rights, preferences, and privileges senior to our shareholders which may adversely impact our shareholders.

Anti-takeover laws and charter provisions may adversely affect the value of our common stock.

Provisions of state and federal law and our articles of incorporation may make it more difficult for someone to acquire control of the Corporation. Under federal law, subject to certain exemptions, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including the Corporation's common stock. There also are Indiana statutory provisions and provisions in our articles of incorporation that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our articles of incorporation could result in the Corporation being less attractive to a potential acquiror.

An investment in the Corporation's common stock is not an insured deposit.

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you could lose some or all of your investment.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEMS 1C.   CYBERSECURITY

We rely extensively on various information systems and other electronic resources to operate our business. In addition, nearly all of our customers, service providers and other business partners on whom we depend, including the providers of our online banking, mobile banking and accounting systems, use these systems and their own electronic information systems. Any of these systems can be compromised, including through the employees, customers and other individuals who are authorized to use them, and threat actors use a sophisticated and constantly evolving set of software, tools, and strategies to do so. The nature of our business, as a financial services provider, and our relative size, make us and our business partners high-value targets for these bad actors to pursue. See section "Risks Related to Our Business."

Accordingly, we have long devoted significant resources to assessing, identifying, and managing risks associated with cybersecurity threats, including:

- an internal information security team that is responsible for conducting regular assessments of our information systems, existing controls, vulnerabilities and potential improvements;

- continuous monitoring tools that can detect and help respond to cybersecurity threats in real time;

- performing due diligence with respect to our third-party service providers, including their cybersecurity practices, and requiring contractual commitments from our service providers to take certain cybersecurity measures;

- third-party information security and cybersecurity consultants, who conduct periodic penetration testing, vulnerability assessments and other procedures to identify potential weaknesses in our systems and processes; and

- ongoing cybersecurity training and phishing testing for our employees.

This information security program is a key part of our overall risk management system. The program includes administrative, technical, and physical safeguards to help ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures are in effect across all our businesses and geographic locations.

From time-to-time, we have identified cybersecurity threats and cybersecurity incidents that require us to make changes to our processes and to implement additional safeguards. While none of these identified threats or incidents have materially affected us, it is possible that threats and incidents we identify in the future could have a material adverse effect on our business strategy, results of operations and financial condition.

Our management team is responsible for the day-to-day management of risks we face, including our Chief Information Security Officer. Our Chief Information Security Officer has over 40 years of experience, including prior work in government, law enforcement, military, and private industry in cybersecurity and digital forensics. He has a PhD in information security specializing in digital forensics and multiple professional certifications in the field.

In addition, our board of directors, as a whole and through the Bank's Enterprise Risk Management Committee, is responsible for the oversight of risk management. In that role, our board of directors and the Enterprise Risk Management Committee, with support from the Corporation's cybersecurity advisors, are responsible for ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. To carry out those duties, our board of directors receives reports, at least quarterly, from our management team regarding cybersecurity risks, and the Corporation's efforts to prevent, detect, mitigate, and remediate any cybersecurity incidents.

ITEM 2.   PROPERTIES

The Corporation is located in a four-story office building in downtown Terre Haute, Indiana that was first occupied in June 1988. It is leased to the Bank. The Bank also owns one other facility in Terre Haute, which is a 50,000-square-foot building housing operations and administrative staff and equipment. In addition, the Bank holds in fee five other branch buildings. One of the branch buildings is a single-story 36,000-square-foot building which is located in a Terre Haute suburban area. One other branch bank building is leased by the Bank. The expiration date on the lease is May 31, 2028.

Facilities of the Corporation's banking centers in Indiana counties, outside of Vigo County, Indiana, include fifteen offices. All buildings are held in fee.

Facilities of the Corporation's banking centers in Illinois include twenty-four offices. Nineteen buildings are held in fee, and five are leased with leases expiring from 2026 to 2036.

Facilities of the Corporation's banking centers in Kentucky include sixteen offices. All buildings are held in fee.

Facilities of the Corporation's banking centers in Tennessee include fifteen offices. Thirteen buildings are held in fee, and two are leased. One lease expires in 2026, and the other expires in 2031.

Facilities of the Corporation's banking centers in Georgia include three offices. All buildings are held in fee.

Facilities of the Corporation's loan production offices, include an office in Bloomington, Indiana, an office in Carmel, Indiana, an office in Evansville, Indiana, an office in Fort Wayne, Indiana, an office in Murfreesboro, Tennessee, an office in Brentwood, Tennessee, an office in Chattanooga, Tennessee, and an office in Knoxville, Tennessee. The loan production offices are leased by the Bank. The expiration dates on the leases are January 31, 2029, April 30, 2028, September 16, 2030, November 30, 2030, December 31, 2030, September 30, 2026, February 28, 2028, and June 30, 2030, respectively.

ITEM 3.   LEGAL PROCEEDINGS

(a) There are no material pending legal proceedings to which the Corporation or its subsidiaries is a party or of which any of their property is the subject, other than ordinary routine litigation incidental to its business.

(b) Not applicable.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

MARKET AND DIVIDEND INFORMATION

(a) As of March 2, 2026 shareholders owned 11,891,896 shares of the Corporation's common stock. The stock is traded on the NASDAQ Global Select Market under the symbol "THFF". On March 2, 2026, approximately 18,348 shareholders of record held our common stock.

Historically, the Corporation paid cash dividends semi-annually. Beginning with the dividend declared in the fourth quarter 2023, the Corporation began paying cash dividends quarterly, and expects that comparable cash dividends will continue to be paid in the future. The following table gives quarterly high and low trade prices and dividends per share during each quarter for 2025 and 2024.

| | 2025 | | | | 2024 | | | |
| | Trade Price | | Cash Dividends | | Trade Price | | Cash Dividends | |
Quarter ended	High	Low	Declared		High	Low	Declared	
March 31	$ 49.28	$ 48.05	0.51		$ 43.03	$ 36.13	0.45	
June 30	$ 54.60	$ 53.92	$ 0.51		$ 39.17	$ 34.84	$ 0.45	
September 30	$ 57.38	$ 55.99	0.51		$ 46.46	$ 35.62	0.45	
December 31	$ 61.25	$ 60.21	$ 0.56		$ 50.61	$ 41.17	$ 0.51	

The graph below represents the five-year total return of the Corporation's stock. The five-year total return for our stock during this time was 83.85%. During this same period, the return on The Russell 2000 Index was 34.40% and the SNL Index of Banks $1 - $5 Billion had a return of 45.48%.



Total Return Performance
First Financial Corporation
Russell 2000 Index
S&P Regional Banks Select Industry Index
Index Value
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

Index	12/31/2020	*Period Ending* 12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
First Financial Corporation	100.00	119.47	124.78	121.52	135.01	183.85
Russell 2000	100.00	114.82	91.35	106.82	119.14	134.40
SNL Bank $1B-$5B	100.00	139.90	119.26	110.40	131.50	145.48

(b) Not applicable.

(c) The Corporation periodically acquires shares of its common stock directly from shareholders in individually negotiated transactions. On February 3, 2016 First Financial Corporation issued a press release announcing that its Board of Directors has authorized a stock repurchase program pursuant to which up to 5% of the Corporation's outstanding shares of common stock, or 637,500 shares may be repurchased. On October 29, 2020 First Financial Corporation issued a press release announcing that its Board of Directors has authorized a stock repurchase program pursuant to which up to 5% of the Corporation's outstanding shares of common stock, or 685,726 shares may be repurchased. On July 21, 2021 First Financial Corporation issued a press release announcing that its Board of Directors has authorized a stock repurchase program pursuant to which up to 5% of the Corporation's outstanding shares of common stock, or 652,411 shares may be repurchased. On April 21, 2022 First Financial Corporation issued a press release announcing that its Board of Directors has authorized a stock repurchase program pursuant to which up to 10% of the Corporation's outstanding shares of common stock, or 1,243,531 shares may be repurchased. There were 17,028 and 8,734 purchases of common stock by the Corporation during the years ended December 31, 2025 and December 31, 2024. The Corporation contributed 30,114 shares of treasury stock to the ESOP

in November of 2025. There were no shares of common stock purchased by the Corporation during the fourth quarter of the fiscal year covered by this report.

Following is certain information regarding shares of common stock purchased by the Corporation during the quarter ended December 31, 2025.

	(a) Total Number Of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number Of Shares Purchased As Part Of Publicly Announced Plans Or Programs *	(c) Maximum Number of Shares That May Yet Be Purchased *
October 1-31, 2025	—	—	—	—
November 1-30, 2025	—	—	—	—
December 1-31, 2025	—	—	—	—
Total	—	—	—	518,860

ITEM 6.   SELECTED FINANCIAL DATA

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

(Dollar amounts in thousands, except per share amounts)	2025	2024	2023	2022	2021
BALANCE SHEET DATA					
Total assets	$ 5,756,126	$ 5,560,348	$ 4,851,146	$ 4,989,281	$ 5,175,099
Securities	1,149,526	1,195,990	1,259,137	1,330,481	1,359,514
Loans	4,055,303	3,837,141	3,167,821	3,067,438	2,815,895
Deposits	4,551,111	4,718,914	4,090,068	4,368,871	4,409,569
Borrowings	480,676	215,177	175,798	80,464	109,311
Shareholders' equity	650,869	549,041	527,976	475,293	582,576
INCOME STATEMENT DATA					
Interest income	305,588	264,742	228,397	183,301	152,198
Interest expense	85,720	89,756	61,135	18,259	8,797
Net interest income	219,868	174,986	167,262	165,042	143,401
Provision for credit losses	8,200	16,166	7,295	(2,025)	2,466
Other income	41,972	42,772	42,702	46,716	42,084
Other expenses	154,926	144,438	130,176	126,023	117,406
Net income	79,208	47,275	60,672	71,109	52,987
PER SHARE DATA:					
Net Income	6.68	4.00	5.08	5.82	4.02
Cash dividends paid	2.04	1.80	1.28	1.17	1.06
PERFORMANCE RATIOS:					
Return on average assets	1.42 %	0.92 %	1.26 %	1.41 %	1.10 %
Return on average shareholders' equity	13.30	8.82	12.47	14.37	8.87
Average total capital to average assets	11.53	11.21	10.95	10.64	13.36
Average shareholders' equity to average assets	10.69	10.40	10.13	9.81	12.41
Dividend payout	31.29	46.49	19.41	21.68	28.22

ITEM 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION**

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as disclosures found elsewhere in this report are based upon First Financial Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, securities valuation and goodwill. Actual results could differ from those estimates.

Allowance for credit losses. The allowance for credit losses (ACL) represents management's estimate of expected losses inherent within the existing loan portfolio. The allowance for credit losses is increased by the provision for credit losses charged to expense and reduced by loans charged off, net of recoveries. The allowance for credit losses is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions, nonperforming loans, determination of acquired loans as purchase credit deteriorated, and reasonable and supportable forecasts. Loans are individually evaluated when they do not share risk characteristics with other loans in the respective pool. Loans evaluated individually are excluded from the collective evaluation. Management elected the collateral dependent practical expedient upon adoption of ASC 326. Expected credit losses on individually evaluated loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

Management utilizes a cohort methodology to determine the allowance for credit losses. This method identifies and captures the balance of a pool of loans with similar risk characteristics, as of a particular point in time to form a cohort, then tracks the respective losses generated by that cohort of loans over their remaining life. The cohorts track loan balances and historical loss experience since 2008, and management extends the look back period each quarter to capture all available data points in the historical loss rate calculation. The quantitative component of the ACL involves assumptions that require a significant level of estimation; these include historical losses as a predictor of future performance, appropriateness of selected delay periods, and the reasonableness of the portfolio segmentation.

A historical data set is expected to provide the best indication of future credit performance. Delay periods represent the amount of time it takes a cohort of loans to become seasoned, or incur sufficient attrition through pay downs, renewals, or charge-offs. Portfolio segmentation relates to the pooling of loans with similar risk characteristics, such as industry types, collateral, and consumer purpose. On an annual basis, in the first quarter, management performs a recalibration of the delay periods and portfolio segmentation to determine whether they are reasonable and appropriate based on the information available at that time.

Management considers qualitative adjustments to expected credit loss estimates for information not already captured in the loss estimation process. Where past performance may not be representative of future losses, loss rates are adjusted for qualitative and economic forecast factors. Management uses the peak three consecutive quarter net charge off rate to capture maximum potential volatility over the reasonable and supportable forecast period. Historical losses utilized in setting the qualitative factor ranges are anchored to 2008 and may be supplemented by peer information when needed. The qualitative factor ranges are recalibrated annually to capture recent behavior that is indicative of the credit profile of the current portfolio.

Qualitative factors include items, such as changes in lending policies or procedures, asset specific risks, and economic uncertainty in forward-looking forecasts. Economic indicators utilized in forecasting include unemployment rate, gross domestic product, housing starts, and interest rates. Management uses a two-year reasonable and supportable period across all loan segments to forecast economic conditions. Management believes the two-year time horizon aligns with available industry guidance and various forecasting sources. Economic forecast adjustments are overlaid onto historical loss rates. As such, reversion from forecast rates to historical loss rates is immediate.

The ACL and allowance for unfunded commitments were $48.0 million and $2.9 million, respectively at December 31, 2025, compared to $46.7 million and $2.1 million, respectively at December 31, 2024. The qualitative amount of the reserve increased $1.3 million to $14.1 million. The quantitative amount is $33.6 million at December 31, 2025, compared to $33.6 million at December 31, 2024. There was an $800 thousand increase in the allowance for unfunded commitments. See additional discussion of ACL in the Allowance for Credit Losses section below.

Based on management's analysis of the current portfolio, management believes the allowance is adequate. Changes in the financial condition of individual borrowers, economic conditions, historical loss experience, or the condition of the various markets in which collateral may be sold may affect the required level of the allowance for credit losses and the associated provision for credit losses. As management monitors these changes, as well as those factors discussed above, adjustments may be recorded to the allowance for credit losses and the associated provision for credit losses in the future.

Securities valuation and potential impairment. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Corporation obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, all securities are required to be evaluated for impairment related to credit losses. In evaluating for impairment, management considers the reason for the decline, the extent of the decline, and whether the Corporation intends to sell a security or is more likely than not to be required to sell a security before recovery of its amortized cost. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the security's amortized cost is written down to fair value through income. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, then the Corporation evaluates whether the decline in fair value has resulted from credit losses or other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. No allowance for credit losses for available-for-sale securities was needed at December 31, 2025.

Goodwill. The carrying value of goodwill requires management to use estimates and assumptions about the fair value of the reporting unit compared to its book value. An impairment analysis is prepared on an annual basis. Fair values of the reporting units are determined by an analysis which considers cash flows streams, profitability and estimated market values of the reporting unit. The majority of the Corporation's goodwill is recorded at First Financial Bank, N. A.

Management believes the accounting estimates related to the allowance for credit losses, valuation of investment securities and the valuation of goodwill are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning, among other factors, the changes in the types and volumes of the portfolios, valuation assumptions, and economic conditions, and (2) the impact of recognizing an impairment or credit loss could have a material effect on the Corporation's assets reported on the balance sheet as well as net income.

RESULTS OF OPERATIONS - SUMMARY FOR 2025

COMPARISON OF 2025 TO 2024

Net income for 2025 was $79.2 million, or $6.68 per share versus $47.3 million, or $4.00 per share for 2024. The increase in 2025 net income is primarily due to organic growth. In 2024 reduced net income was primarily due to increased provision for credit losses associated with the acquisition of SimplyBank, as described in those respective sections in the following pages. Return on average assets at December 31, 2025 increased 54.35% to 1.42% compared to 0.92% at December 31, 2024.

The primary components of income and expense affecting net income are discussed in the following analysis.

NET INTEREST INCOME

The principal source of the Corporation's earnings is net interest income, which represents the difference between interest earned on loans and investments and the interest cost associated with deposits and other sources of funding. Net interest income increased in 2025 to $219.9 million compared to $175.0 million in 2024. Total average interest earning assets increased to $5.25 billion in 2025 from $4.87 billion in 2024. The tax-equivalent yield on these assets increased to 5.92% in 2025 from 5.55% in 2024. Total average interest-bearing liabilities increased to $4.12 billion in 2025 from $3.93 billion in 2024. The average cost of these interest-bearing liabilities decreased to 2.08% in 2025 from 2.28% in 2024.

The net interest margin increased from 3.71% in 2024 to 4.29% in 2025. Earning asset yields increased 37 basis points while the rate on interest-bearing liabilities decreased by 20 basis points.

CONSOLIDATED BALANCE SHEET - AVERAGE BALANCES AND INTEREST RATES

	December 31,								
	2025			**2024**			**2023**		
	Average		**Yield/**	**Average**		**Yield/**	**Average**		**Yield/**
(Dollar amounts in thousands)	**Balance**	**Interest**	**Rate**	**Balance**	**Interest**	**Rate**	**Balance**	**Interest**	**Rate**
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$ 3,905,450	269,037	6.89 %	$ 3,468,534	227,580	6.56 %	$ 3,111,784	190,947	6.14 %
Taxable investment securities	801,952	23,822	2.97 %	851,935	24,237	2.84 %	895,120	24,643	2.75 %
Tax-exempt investments (2)	452,324	17,560	3.88 %	458,328	17,125	3.74 %	463,541	16,591	3.58 %
Cash and due from banks	92,376	793	0.86 %	83,690	947	1.13 %	90,582	1,546	1.71 %
Federal funds sold	929	8	0.86 %	8,806	452	5.13 %	3,108	124	3.99 %
Total interest-earning assets	5,253,031	311,220	5.92 %	4,871,293	270,341	5.55 %	4,564,135	233,851	5.12 %
Non-interest earning assets:									
Premises and equipment, net	80,164			73,774			67,468		
Other assets	285,398			251,222			210,277		
Less allowance for loan losses	(46,930)			(41,969)			(39,432)		
TOTALS	$ 5,571,663			$ 5,154,320			$ 4,802,448		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Transaction accounts	$ 3,096,881	49,885	1.61 %	$ 3,092,818	56,500	1.83 %	$ 2,869,873	42,594	1.48 %
Time deposits	716,836	22,548	3.15 %	674,441	24,571	3.64 %	434,943	9,100	2.09 %
Short-term borrowings	162,775	6,502	3.99 %	97,176	4,284	4.41 %	117,235	5,370	4.58 %
Other borrowings	141,371	6,785	4.80 %	69,201	4,401	6.36 %	82,316	4,071	4.95 %
Total interest-bearing liabilities:	4,117,863	85,720	2.08 %	3,933,636	89,756	2.28 %	3,504,367	61,135	1.74 %
Non interest-bearing liabilities:									
Demand deposits	819,966			638,420			801,316		
Other	38,275			46,301			10,193		
	4,976,104			4,618,357			4,315,876		
Shareholders' equity	595,559			535,963			486,572		
TOTALS	$ 5,571,663			$ 5,154,320			$ 4,802,448		
Net interest earnings		$ 225,500			$ 180,585			$ 172,716	
Net yield on interest-earning assets			4.29 %			3.71 %			3.78 %

(1) For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 21%.

The following table sets forth the components of net interest income due to changes in volume and rate. The table information compares 2025 to 2024 and 2024 to 2023.

(Dollar amounts in thousands)	2025 Compared to 2024 Increase (Decrease) Due to				2024 Compared to 2023 Increase (Decrease) Due to			
	Volume	Rate	Volume/ Rate	Total	Volume	Rate	Volume/ Rate	Total
Interest earned on interest-earning assets:								
Loans (1) (2)	$ 28,667	$ 11,359	$ 1,431	$ 41,457	$ 21,891	$ 13,226	$ 1,516	$ 36,633
Taxable investment securities	(1,422)	1,070	(63)	(415)	(1,189)	823	(40)	(406)
Tax-exempt investment securities (2)	(224)	668	(9)	435	(187)	729	(8)	534
Cash and due from banks	98	(228)	(24)	(154)	(118)	(521)	40	(599)
Federal funds sold	(404)	(376)	336	(444)	227	36	65	328
Total interest income	$ 26,715	$ 12,493	$ 1,671	$ 40,879	$ 20,624	$ 14,293	$ 1,573	$ 36,490
Interest paid on interest-bearing liabilities:								
Transaction accounts	74	(6,680)	(9)	(6,615)	3,309	9,833	764	13,906
Time deposits	1,545	(3,357)	(211)	(2,023)	5,011	6,746	3,714	15,471
Short-term borrowings	2,892	(402)	(272)	2,218	(919)	(202)	35	(1,086)
Other borrowings	4,590	(1,080)	(1,126)	2,384	(649)	1,164	(185)	330
Total interest expense	9,101	(11,519)	(1,618)	(4,036)	6,752	17,541	4,328	28,621
Net interest income	$ 17,614	$ 24,012	$ 3,289	$ 44,915	$ 13,872	$ (3,248)	$ (2,755)	$ 7,869

(1) For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.

(2) Interest income includes the effect of tax equivalent adjustments using a federal tax rate of 21%.

PROVISION FOR CREDIT LOSSES

The provision for credit losses charged to expense is based upon current expected loss and the results of a detailed analysis estimating an appropriate and adequate allowance for credit losses. The analysis is governed by *Accounting Standards Codification* (ASC 326), implemented in 2020, which used an economic forecast that included the impact of the COVID-19 pandemic. For the year ended December 31, 2025, the provision for credit losses was $8.2 million, a decrease of $8.0 million, or 49%, compared to 2024, as required under the current CECL guidance. In the third quarter 2024 the Corporation recorded $5.5 million in Day 2 provision on non-PCD loans acquired from SimplyBank. Also in 2024, the provision as well as charge-offs were impacted by one previously identified credit, reflecting further deterioration in collateral values in the year. No further losses are expected on this credit. Based on management's analysis of the current portfolio, an evaluation that includes consideration of changes in CECL model assumptions of credit quality, economic conditions, and loan composition, management believes the allowance is adequate.

Net charge-offs for 2025 were $6.9 million as compared to $12.2 million for 2024 and $7.3 million for 2023 with the 2024 charge-offs driven from the previously identified credit discussed above. Non-accrual loans increased to $27.5 million at December 31, 2025 from $11.5 million at December 31, 2024. Loans past due 90 days and still on accrual decreased to $1.1 million compared to $1.8 million at December 31, 2024.

NON-INTEREST INCOME

Non-interest income decreased to $42.0 million in 2025 from $42.8 million earned in 2024.

NON-INTEREST EXPENSES

Non-interest expenses increased to $154.9 million in 2025 from $144.4 million in 2024. The increase in non-interest expenses is primarily due to a full year of operating expenses from the 2024 acquisition.

INCOME TAXES

The Corporation's federal income tax provision was $19.5 million in 2025 compared to $9.9 million in 2024. The overall effective tax rate in 2025 of 19.8% increased as compared to a 2024 effective rate of 17.3%. Pretax income for the year ended December 31, 2025, was significantly higher than pretax income for the same period in 2024. Since our permanent differences remained similar income was the driving factor for the increase in effective tax rate.

COMPARISON OF 2024 TO 2023

Net income for 2024 was $47.3 million, or $4.00 per share versus $60.7 million, or $5.08 per share for 2023. The decrease in 2024 net income is primarily due to increased provision for credit losses associated with the acquisition of SimplyBank, as well as non-interest expenses, which included increased operating expenses, as a result of the acquisition and expenses associated with the acquisition, as described in those respective sections in the following pages.

Net interest income increased $7.7 million in 2024 compared to 2023. The provision for credit losses increased $8.9 million from $7.3 million in 2023 to a provision of $16.2 million in 2024.

Non-interest income remained stable and non-interest expenses increased $14.2 million. The increase in non-interest expenses is primarily due to $1.7 million of expenses associated with the acquisition, as well as increases in operating expenses as a result of the 2024 acquisition.

The provision for income taxes decreased $1.9 million from 2023 to 2024 and the effective tax rate increased to 17.3% in 2024 from 16.3% in 2023.

COMPARISON AND DISCUSSION OF 2025 BALANCE SHEET TO 2024

The Corporation's total assets increased 3.5% or $195.8 million at December 31, 2025, from a year earlier. Available-for-sale securities decreased $46.5 million at December 31, 2025, from the previous year. Loans, net increased by $216.9 million to $4.01 billion. Deposits decreased $167.8 million while borrowings increased by $265.5 million. Total shareholders' equity increased $101.8 million to $650.9 million at December 31, 2025. Accumulated other comprehensive income increased $45.6 million primarily due to the market value of the securities portfolio, which reflected an increase in securities pricing. In 2025 dividends declared by the Corporation totaled $2.09 per share. There were also 30,114 shares from the treasury with a value of $1.66 million that were contributed to the ESOP plan in 2025 compared to 34,235 shares with a value of $1.67 million in 2024.

Following is an analysis of the components of the Corporation's balance sheet.

SECURITIES

The Corporation's investment strategy seeks to maximize income from the investment portfolio while using it as a risk management tool and ensuring safety of principal and capital. During 2025 the portfolio's balance decreased by 3.9%. Given the performance of the market, the Corporation shifted away from purchases to replace maturities in 2025. In 2025 the Corporation recorded $4.6 million of losses associated with an investment portfolio restructuring in which $80 million of securities were sold and reinvested at an approximately two percent higher yield. The average life of the portfolio decreased from 6.4 years in 2024 to 5.9 years in 2025. The portfolio structure will continue to provide cash flows to be reinvested during 2025.

(Dollar amounts in thousands)	1 year and less Balance	Rate	1 to 5 years Balance	Rate	5 to 10 years Balance	Rate	Over 10 Years Balance	Rate	2025 Total
U.S. government sponsored entity mortgage-backed securities and agencies and U.S. Treasury (1)	$ 2,501	2.65 %	$ 16,129	3.23 %	$ 38,479	2.94 %	$ 555,006	2.87 %	$ 612,115
Collateralized mortgage obligations (1)	206	2.24 %	339	1.56 %	3,673	2.94 %	153,880	2.49 %	158,098
States and political subdivisions	6,617	3.37 %	29,758	2.97 %	110,494	3.01 %	229,594	2.77 %	376,463
Collateralized debt obligations	—	— %	—	— %	2,850	— %	—	— %	2,850
TOTAL	$ 9,324	3.15 %	$ 46,226	3.05 %	$ 155,496	2.93 %	$ 938,480	2.78 %	$ 1,149,526

(1) Distribution of maturities is based on the estimated life of the asset.

(Dollar amounts in thousands)	1 year and less Balance	Rate	1 to 5 years Balance	Rate	5 to 10 years Balance	Rate	Over 10 Years Balance	Rate	2024 Total
U.S. government sponsored entity mortgage-backed securities and agencies (1)	$ 3,555	2.40 %	$ 21,926	3.64 %	$ 30,151	3.43 %	$ 578,331	2.76 %	$ 633,963
Collateralized mortgage obligations (1)	3,778	2.15 %	1,190	1.86 %	6,378	2.98 %	151,680	2.44 %	163,026
States and political subdivisions	5,677	2.89 %	37,074	2.85 %	106,461	2.87 %	246,893	2.60 %	396,105
Collateralized debt obligations	—	— %	—	— %	2,896	— %	—	— %	2,896
TOTAL	13,010	2.54 %	$ 60,190	3.12 %	$ 145,886	2.93 %	$ 976,904	2.67 %	1,195,990

(1) Distribution of maturities is based on the estimated life of the asset.

Net unrealized gain/loss on available for sale securities increased $57.6 million from a net unrealized loss of $165.8 million in 2024 to a net unrealized loss of $108.2 million in 2025. The Corporation does not expect realized losses, as there is no intent to sell at a loss.

LOAN PORTFOLIO

Loans outstanding by major category as of December 31 for each of the last five years and the maturities at year end 2025 are set forth in the following analyses.

(Dollar amounts in thousands)	2025	2024	2023	2022	2021
Loan Category					
Commercial	$ 2,375,344	$ 2,196,351	$ 1,817,526	$ 1,798,260	$ 1,674,066
Residential	986,955	967,386	695,788	673,464	664,509
Consumer	688,135	668,058	646,758	588,539	474,026
TOTAL	$ 4,050,434	$ 3,831,795	$ 3,160,072	$ 3,060,263	$ 2,812,601

(Dollar amounts in thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
MATURITY DISTRIBUTION				
Commercial, financial and agricultural	$ 1,016,347	$ 1,104,064	$ 254,933	$ 2,375,344
TOTAL				
Residential				986,955
Consumer				688,135
TOTAL				$ 4,050,434
Loans maturing after one year with:				
Fixed interest rates		$ 489,126	$ 238,275	
Variable interest rates		614,938	16,658	
TOTAL		$ 1,104,064	$ 254,933	

Commercial Real Estate represents $1.9 billion of total exposure as of December 31, 2025, and is within regulatory guidance. This exposure is well diversified by geography, real estate type, and industry designation. During the underwriting process, Commercial Real Estate is stressed using a combination of several risk variables, such as interest rate change, cap rate changes, revenue and expense variances, and term changes. Periodic review of this exposure is performed to identify and monitor any potential weaknesses within a specific credit.

ALLOWANCE FOR CREDIT LOSSES

The activity in the Corporation's allowance for credit losses is shown in the following analysis:

(Dollar amounts in thousands)	2025	2024	2023	2022	2021
Amount of loans outstanding at December 31,	$ 4,050,434	$ 3,831,795	$ 3,160,072	$ 3,060,263	$ 2,812,601
Average amount of loans by year	$ 3,905,450	$ 3,468,534	$ 3,111,784	$ 2,884,053	$ 2,602,344
Allowance for credit losses at beginning of year	$ 46,732	$ 39,767	$ 39,779	$ 48,305	$ 44,076
Loans charged off:					
Commercial	1,353	7,890	966	3,917	2,158
Residential	241	343	216	657	812
Consumer	11,216	11,056	14,314	11,132	5,246
Total loans charged off	12,810	19,289	15,496	15,706	8,216
Recoveries of loans previously charged off:					
Commercial	901	1,946	1,083	2,062	1,069
Residential	276	451	292	759	616
Consumer	4,696	4,685	6,814	6,384	3,884
Total recoveries	5,873	7,082	8,189	9,205	5,569
Net loans charged off	6,937	12,207	7,307	6,501	2,647
Provision charged to expense	8,200	16,166	7,295	(2,025)	2,466
PCD ACL on acquired loans	—	3,006	—	—	4,410
Balance at end of year	$ 47,995	$ 46,732	$ 39,767	$ 39,779	$ 48,305
Ratio of net charge-offs during period to average loans outstanding	0.18 %	0.35 %	0.23 %	0.23 %	0.10 %

The allowance is maintained at an amount management believes sufficient to absorb expected losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by senior management and the loan review function. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for provisions for credit losses. The loan quality monitoring process includes assigning loan grades and the use of a watch list to identify loans of concern.

The analysis of the allowance for credit losses includes the allocation of specific amounts of the allowance to individually evaluated loans, generally based on an analysis of the collateral securing those loans. Portions of the allowance are also allocated to loan portfolios, based upon a variety of factors including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market, including current conditions and reasonable and supportable forecasts about the future. These components are added together and compared to the balance of our allowance at the evaluation date. The allowance for credit losses as a percentage of total loans decreased to 1.18% at year-end 2025 compared to 1.22% at year-end 2024. Based on management's analysis of the current portfolio, an evaluation that includes consideration of changes in CECL model assumptions of credit quality, economic conditions, and loan composition, management believes the allowance is adequate. Non-performing loans of $28.6 million at December 31, 2025 increased from $13.3 million at December 31, 2024.

The table below presents the allocation of the allowance to the loan portfolios at year-end.

(Dollar amounts in thousands)		Years Ended December 31,								
		2025		2024		2023		2022		2021
Commercial	$	18,805	$	16,963	$	13,264	$	12,949	$	18,883
Residential		16,620		17,470		14,327		14,568		18,316
Consumer		12,348		12,046		11,797		12,104		10,721
Unallocated		222		253		379		158		385
TOTAL ALLOWANCE FOR CREDIT LOSSES	$	47,995	$	46,732	$	39,767	$	39,779	$	48,305

NONPERFORMING LOANS

Management monitors the components and status of nonperforming loans as a part of the evaluation procedures used in determining the adequacy of the allowance for credit losses. It is the Corporation's policy to discontinue the accrual of interest on loans where, in management's opinion, serious doubt exists as to collectability. The amounts shown below represent non-accrual loans and those loans which are past due more than 90 days where the Corporation continues to accrue interest.

	2025	2024	2023	2022	2021
Non-accrual loans	$ 27,495	$ 11,479	$ 23,596	$ 8,481	$ 9,590
Accruing loans past due over 90 days	1,083	1,821	960	1,119	515
	$ 28,578	$ 13,300	$ 24,556	$ 9,600	$ 10,105
Ratio of the allowance for credit losses as a percentage of non-performing loans	167.9 %	351.4 %	161.9 %	414.4 %	478.0 %

The ratio of the allowance for loan losses as a percentage of nonperforming loans was 167.9% at December 31, 2025, compared to 351.4% in 2024. In the footnotes to the financial statements the amount reported for nonperforming loans is the recorded investment which includes accrued interest receivable. The following loan categories comprise significant components of the nonperforming loans at December 31, 2025 and 2024:

	2025		2024	
Non-accrual loans				
Commercial loans	$ 22,836	83 %	$ 6,697	58 %
Residential loans	1,997	7 %	2,050	18 %
Consumer loans	2,662	10 %	2,732	24 %
	$ 27,495	100 %	$ 11,479	100 %
Past due 90 days or more and still accruing				
Commercial loans	$ 50	5 %	$ 42	2 %
Residential loans	1,032	95 %	1,778	98 %
Consumer loans	1	0 %	1	0 %
	$ 1,083	100 %	$ 1,821	100 %

Management considers the present allowance to be appropriate and adequate to cover expected losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deteriorating economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the potential for credit losses.

DEPOSITS

The information below presents the average amount of deposits and rates paid on those deposits for 2025, 2024 and 2023.

(Dollar amounts in thousands)	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$ 819,966		$ 638,420		$ 801,316	
Interest-bearing demand deposits	1,700,520	2.31 %	1,681,079	2.61 %	1,440,411	2.15 %
Savings deposits	1,396,361	0.76 %	1,411,739	0.90 %	1,429,462	0.82 %
Time deposits: $100,000 or more	340,101	3.44 %	318,400	4.15 %	176,453	2.89 %
Other time deposits	376,735	2.88 %	356,041	3.19 %	258,490	1.54 %
TOTAL	$ 4,633,683		$ 4,405,679		$ 4,106,132	

Average deposits increased 5.18% to $4.6 billion at December 31, 2025 compared to December 31, 2024.

The Corporation estimates that uninsured deposits [1] totaled $864.6 million, or 19% of total deposits, at December 31, 2025, compared to $980.5 million, or 21%, at December 31, 2024. The maturities of certificates of deposit of more than $100 thousand outstanding at December 31, 2025, are summarized as follows:

(Dollar amounts in thousands)	
3 months or less	$ 150,284
Over 3 through 6 months	150,538
Over 6 through 12 months	50,896
Over 12 months	13,300
TOTAL	$ 365,018

(1) Uninsured deposits include the Call Report estimate of uninsured deposits less affiliate deposits, estimated insured portion of servicing deposits, additional structured FDIC coverage and collateral deposits.

OTHER BORROWINGS

Advances from the Federal Home Loan Bank increased to $175.7 million in 2025 compared to $7.3 million in 2024. First Financial Corporation borrowed $25 million on a note payable in June 2024 for the acquisition of SimplyBank. On December 31, 2025, the balance on the note was $12.5 million. The Asset/Liability Committee reviews these funding sources and considers the related strategies on a monthly basis. See Interest Rate Sensitivity and Liquidity below for more information.

CAPITAL RESOURCES

Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate capital to level of risk by assigning different weightings to assets and certain off-balance-sheet activity. As shown in the footnote to the consolidated financial statements ("Regulatory Matters"), the Corporation's subsidiary banking institutions capital exceeds the requirements to be considered well capitalized at December 31, 2025.

First Financial Corporation's objective continues to be to maintain adequate capital to merit the confidence of its customers and shareholders. To warrant this confidence, the Corporation's management maintains a capital position which they believe is sufficient to absorb unforeseen financial shocks without unnecessarily restricting dividends to its shareholders. The Corporation's dividend payout ratio for 2025 and 2024 was 31.3% and 46.5%, respectively. The Corporation expects to continue its policy of paying regular cash dividends, subject to future earnings and regulatory restrictions and capital requirements.

INTEREST RATE SENSITIVITY AND LIQUIDITY

First Financial Corporation has established risk measures, limits and policy guidelines for managing interest rate risk and liquidity. Responsibility for management of these functions resides with the Asset/Liability Committee. The primary goal of the Asset/Liability Committee is to maximize net interest income within the interest rate risk limits approved by the Board of Directors.

Interest Rate Risk: Management considers interest rate risk to be the Corporation's most significant market risk. Interest rate risk is the exposure to changes in net interest income as a result of changes in interest rates. Consistency in the Corporation's net interest income is largely dependent on the effective management of this risk. The Asset/Liability position is measured using sophisticated risk management tools, including earnings simulation and market value of equity sensitivity analysis. These tools allow management to quantify and monitor both short-and long-term exposure to interest rate risk. Simulation modeling measures the effects of changes in interest rates, changes in the shape of the yield curve and the effects of embedded options on net interest income. This measure projects earnings in the various environments over the next three years. It is important to note that measures of interest rate risk have limitations and are dependent on various assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of interest rate fluctuations on net interest income. Actual results will differ from simulated results due to timing, frequency and amount of interest rate changes as well as overall market conditions. The Committee has performed a thorough analysis of these assumptions and believes them to be valid and theoretically sound. These assumptions are continuously monitored for behavioral changes.

The Corporation from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Corporation's risk management strategy.

The table below shows the Corporation's estimated sensitivity profile as of December 31, 2025. The change in interest rates assumes a parallel shift in interest rates of 100, 200, and 300 basis points. Given a 100 basis point increase in rates, net interest income would decrease 1.67% over the next 12 months and increase 1.52% over the following 12 months. Given a 100 basis point decrease in rates, net interest income would increase 3.72% over the next 12 months and increase 0.09% over the following 12 months. These estimates assume all rate changes occur overnight and management takes no action as a result of this change.

Basis Point Interest Rate Change	Percentage Change in Net Interest Income		
	12 months	24 months	36 months
Down 300	5.83 %	(5.29)%	(14.69)%
Down 200	5.67	(1.83)	(8.45)
Down 100	3.72	0.09	(3.26)
Up 100	(1.67)	1.52	4.77
Up 200	(6.02)	0.26	6.71
Up 300	(8.87)	0.39	10.07

Typical rate shock analysis does not reflect management's ability to react and thereby reduce the effects of rate changes, and represents a worst-case scenario.

Liquidity Risk Liquidity is measured by the bank's ability to raise funds to meet the obligations of its customers, including deposit withdrawals and credit needs. This is accomplished primarily by maintaining sufficient liquid assets in the form of investment securities and core deposits. The Corporation has $9.3 million of investments that mature throughout the coming 12 months. The Corporation also anticipates $109.7 million of principal payments from mortgage-backed securities. Given the current rate environment, the Corporation anticipates $36.3 million in securities to be called within the next 12 months. The Corporation also has $341.5 million of unused borrowing capacity available with the Federal Home Loan Bank of Indianapolis, $837.2 million available with the Federal Reserve Bank, and $90 million of available fed funds lines with correspondent banks. With these sources of funds, the Corporation currently anticipates adequate liquidity to meet the expected obligations of its customers.

The Corporation also has additional sources of liquidity available through secured and unsecured borrowing capacity. These include upstream correspondents, the Federal Home Loan Bank, and the Federal Reserve Bank.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The Corporation has obligations on deposits as described in Note 10 to the consolidated financial statements.

The Corporation has obligations on borrowings as described in Notes 11 and 12 to the consolidated financial statements.

The Corporation has obligations under its pension, supplemental executive retirement plan and post-retirement medical benefits plan as described in Note 16 to the consolidated financial statements.

The Corporation has lease obligations on certain branch properties and equipment as described in Note 8 to the consolidated financial statements.

Commitments: The following table details the amount and expected maturities of significant commitments as of December 31, 2025. Further discussion of these commitments is included in Note 15 to the consolidated financial statements.

(Dollar amounts in thousands)	Total Amount Committed		One year or less		Over One Year
Commitments to extend credit:					
Unused loan commitments	$	924,046	$	331,556	$	592,490
Commercial letters of credit		14,844		14,844		—

Commitments to extend credit, including loan commitments, standby and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the preceding pages of this Form 10-K is incorporated herein by reference in response to this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Financial Corporation (the "Corporation") has prepared and is responsible for the preparation and accuracy of the consolidated financial statements and related financial information included in the Annual Report.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2025, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as of December 31, 2025, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control—Integrated Framework."

Crowe LLP (PCAOB ID: 173) , an independent registered public accounting firm, has audited the Corporation's internal control over financial reporting as of December 31, 2025 and has issued a report dated March 4, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of First Financial Corporation
Terre Haute, Indiana

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Financial Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income and, comprehensive income/(loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

As discussed in Notes 1 and 7, the allowance for credit losses (the "ACL") is an accounting estimate of expected credit losses over the estimated life of financial assets carried at amortized cost and off-balance-sheet credit exposures in accordance with Accounting Standards Update (the "ASU") 2016-13, Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU requires financial assets, including the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on relevant information about past events, current conditions, and reasonable and supportable forecasts related to macroeconomic conditions, resulting in recognition of lifetime expected credit losses upon loan origination. Provision for credit loss expense for the year ending December 31, 2025 was $8.2 million and the Allowance for Credit Losses at December 31, 2025 was $48.0 million.

The Company utilizes the cohort or open pool methodology for determining the allowance for credit losses on loans. The open pool methodology identifies and captures the balance of a pool of loans with similar risk characteristics, as of a particular point in time to form a cohort. The methodology then tracks the respective losses generated by that cohort of loans over their remaining lives. When past performance may not be representative of future losses, the historical loss experience is supplemented with other current factors based on the risks present for each portfolio segment. These current factors include changes in lending policies or procedures, asset specific risks, and economic uncertainty in forward-looking forecasts. Economic indicators that are used in determining the economic forecast factors include unemployment rate, gross domestic product, housing starts and interest rates.

Auditing the allowance for credit losses on loans was identified by us as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management. The principal considerations resulting in our determination included the following:

- Significant auditor judgment and effort were used in evaluating the qualitative factors applied in the calculation, including significant audit effort involved in testing the relevance and reliability of the critical data used in the qualitative methodology.
- Significant auditor judgment was used in evaluating the selection and application of the reasonable and supportable forecast of economic variables.

The primary procedures performed to address this critical audit matter included:

- Testing the effectiveness of internal controls over:
  - the Company's preparation and review of the allowance for credit loss calculation, including the development and reasonableness of qualitative factors, data used as the basis for adjustments related to the qualitative factors, and the mathematical accuracy and appropriateness of the overall calculation.
  - the Company's review of significant model assumptions and judgments, including selection and application of reasonable and supportable forecast of economic conditions into the calculation.
- Testing management's process for developing the qualitative factors, including assessing relevance and reliability of data used to develop factors, evaluating the significant assumptions for reasonableness, and testing mathematical accuracy and appropriateness of the application of qualitative factors.
- Evaluating management's judgments in the selection and application of reasonable and supportable forecast of economic variables.
- Assessing the independent model validation received over the calculation with a focus on assessments over qualitative factors.

/s/ Crowe LLP
Crowe LLP

We have served as the Corporation's auditor since 1999.

Indianapolis, Indiana
March 4, 2026

CONSOLIDATED BALANCE SHEETS

| | December 31, | | | |
	2025		2024	
ASSETS				
Cash and due from banks	$	130,369	$	93,526
Federal funds sold		475		820
Securities available-for-sale		1,149,526		1,195,990
Loans:				
Commercial		2,375,344		2,196,351
Residential		986,955		967,386
Consumer		688,135		668,058
		4,050,434		3,831,795
(Less) plus:				
Net deferred loan (fees)/costs		4,869		5,346
Allowance for credit losses		(47,995)		(46,732)
		4,007,308		3,790,409
Restricted stock		18,536		17,555
Accrued interest receivable		27,762		26,934
Premises and equipment, net		78,582		81,508
Bank-owned life insurance		131,286		128,766
Goodwill		98,229		100,026
Other intangible assets		16,234		21,545
Other real estate owned		94		523
Other assets		97,725		102,746
TOTAL ASSETS	$	5,756,126	$	5,560,348
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits:				
Non-interest-bearing	$	916,473	$	859,014
Interest-bearing:				
Certificates of deposit exceeding the FDIC insurance limits		135,605		144,982
Other interest-bearing deposits		3,499,033		3,714,918
		4,551,111		4,718,914
Short-term borrowings		292,468		187,057
Other borrowings		188,208		28,120
Other liabilities		73,470		77,216
TOTAL LIABILITIES		5,105,257		5,011,307
Shareholders' equity				
Common stock, $0.125 stated value per share; Authorized shares - 40,000,000; Issued shares- 16,190,157 in 2025 and 16,165,023 in 2024; Outstanding shares - 11,880,759 in 2025 and 11,842,539 in 2024		2,021		2,018
Additional paid-in capital		147,442		145,927
Retained earnings		741,793		687,366
Accumulated other comprehensive loss		(86,681)		(132,285)
Less: Treasury shares at cost - 4,309,398 in 2025 and 4,322,484 in 2024		(153,706)		(153,985)
TOTAL SHAREHOLDERS' EQUITY		650,869		549,041
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	5,756,126	$	5,560,348

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME/(LOSS)

	Years Ended December 31,		
	2025	2024	2023
INTEREST INCOME:			
Loans, including related fees	$ 267,795	$ 226,262	$ 189,641
Securities:			
Taxable	23,822	24,237	24,643
Tax-exempt	10,650	10,533	10,573
Other	3,321	3,710	3,540
TOTAL INTEREST INCOME	305,588	264,742	228,397
INTEREST EXPENSE:			
Deposits	72,433	81,071	51,694
Short-term borrowings	6,502	4,284	5,370
Other borrowings	6,785	4,401	4,071
TOTAL INTEREST EXPENSE	85,720	89,756	61,135
NET INTEREST INCOME	219,868	174,986	167,262
Provision for credit losses	8,200	16,166	7,295
NET INTEREST INCOME AFTER PROVISION			
FOR CREDIT LOSSES	211,668	158,820	159,967
NON-INTEREST INCOME:			
Trust and financial services	5,777	5,468	5,155
Service charges and fees on deposit accounts	31,388	29,653	28,079
Other service charges and fees	1,097	999	801
Securities gains (losses), net	(4,600)	103	(1)
Interchange income	755	655	676
Loan servicing fees	1,170	1,259	1,176
Gain on sales of mortgage loans	1,453	1,153	966
Other	4,932	3,482	5,850
TOTAL NON-INTEREST INCOME	41,972	42,772	42,702
NON-INTEREST EXPENSE:			
Salaries and employee benefits	79,132	74,555	68,525
Occupancy expense	10,455	9,616	9,351
Equipment expense	19,000	17,612	14,020
FDIC Expense	2,845	2,788	2,907
Other	43,494	39,867	35,373
TOTAL NON-INTEREST EXPENSE	154,926	144,438	130,176
INCOME BEFORE INCOME TAXES	98,714	57,154	72,493
Provision for income taxes	19,506	9,879	11,821
NET INCOME	79,208	47,275	60,672
OTHER COMPREHENSIVE INCOME			
Change in unrealized gains/(losses) on securities, net of reclassifications and taxes	44,449	(9,807)	10,896
Change in funded status of post retirement benefits, net of taxes	1,155	4,609	1,991
COMPREHENSIVE INCOME	$ 124,812	$ 42,077	$ 73,559
PER SHARE DATA			
Basic and Diluted Earnings per Share	$ 6.68	$ 4.00	$ 5.08
Weighted average number of shares outstanding (in thousands)	11,852	11,812	11,937

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollar amounts in thousands, except per share data)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total
Balance, January 1, 2023	$ 2,012	143,185	614,829	(139,974)	(144,759)	$ 475,293
Net income	—	—	60,672	—	—	60,672
Other comprehensive income (loss)	—	—	—	12,887	—	12,887
Omnibus Equity Incentive Plan, net	2	893	—	—	—	895
Treasury stock purchases (319,664 shares)	—	—	—	—	(11,514)	(11,514)
Contribution of 40,496 shares to ESOP	—	74	—	—	1,444	1,518
Cash Dividends, $0.99 per share	—	—	(11,775)	—	—	(11,775)
Balance, December 31, 2023	2,014	144,152	663,726	(127,087)	(154,829)	527,976
Cumulative change in accounting principle ASU 2023-02	—	—	(1,659)	—	—	(1,659)
Net income	—	—	47,275	—	—	47,275
Other comprehensive income (loss)	—	—	—	(5,198)	—	(5,198)
Omnibus Equity Incentive Plan, net	4	1,330	—	—	—	1,334
Treasury stock purchases (8,734 shares)	—	—	—	—	(376)	(376)
Contribution of 34,235 shares to ESOP	—	445	—	—	1,220	1,665
Cash Dividends, $1.86 per share	—	—	(21,976)	—	—	(21,976)
Balance, December 31, 2024	2,018	145,927	687,366	(132,285)	(153,985)	549,041
Net income	—	—	79,208	—	—	79,208
Other comprehensive income (loss)	—	—	—	45,604	—	45,604
Omnibus Equity Incentive Plan, net	3	928	—	—	—	931
Treasury stock purchases (17,028 shares)	—	—	—	—	(795)	(795)
Contribution of 30,114 shares to ESOP	—	587	—	—	1,074	1,661
Cash Dividends, $2.09 per share	—	—	(24,781)	—	—	(24,781)
Balance, December 31, 2025	$ 2,021	$ 147,442	$ 741,793	$ (86,681)	$ (153,706)	$ 650,869

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,				
		2025		2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net Income	$	79,208	$	47,275	$	60,672
Adjustments to reconcile net income to net cash provided by operating activities:						
Net amortization of premiums and discounts on investments		3,899		4,560		5,057
Provision for credit losses		8,200		16,166		7,295
Securities (gains)/losses		4,600		(103)		1
Depreciation and amortization		12,220		9,946		6,530
Provision for deferred income taxes		(786)		3,280		(472)
Net change in accrued interest receivable		(828)		(2,057)		(3,589)
Contribution of shares to ESOP		1,661		1,665		1,518
Restricted stock compensation		931		1,334		895
Gain on sale of mortgage loans		(1,453)		(1,153)		(966)
(Gain)/loss on sale of other real estate		(53)		(55)		31
Origination of loans held for sale		(50,512)		(42,148)		(31,498)
Proceeds from loans held for sale		51,651		43,108		31,611
Other, net		(18,333)		(21,452)		9,005
NET CASH FROM OPERATING ACTIVITIES		90,405		60,366		86,090
CASH FLOWS FROM INVESTING ACTIVITIES:						
Proceeds from sales of securities available-for-sale		79,169		50,662		—
Calls, maturities and principal reductions on securities available-for-sale		125,884		113,030		111,541
Purchases of securities available-for-sale		(109,500)		(40,098)		(30,460)
Loans made to customers, net of repayment		(217,606)		(210,144)		(106,031)
Net change in federal funds sold		345		(538)		9,092
Redemption of restricted stock		295		763		40
Purchase of restricted stock		(1,276)		(2,228)		(26)
Cash received from acquisitions, net		—		28,152		—
Proceeds from sales of other real estate owned		515		390		287
Additions to premises and equipment		(3,983)		(6,108)		(6,541)
NET CASH FROM INVESTING ACTIVITIES		(126,157)		(66,119)		(22,098)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Net change in deposits		(167,785)		6,562		(278,199)
Net change in short-term borrowings		105,411		119,836		(3,654)
Dividends paid		(24,164)		(21,248)		(15,383)
Purchase of treasury shares		(795)		(376)		(11,514)
Proceeds from other borrowings		2,850,000		1,525,000		2,080,000
Maturities of other borrowings		(2,690,072)		(1,607,254)		(1,981,000)
NET CASH FROM FINANCING ACTIVITIES		72,595		22,520		(209,750)
NET CHANGE IN CASH AND CASH EQUIVALENTS		36,843		16,767		(145,758)
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		93,526		76,759		222,517
CASH AND DUE FROM BANKS, END OF PERIOD	$	130,369	$	93,526	$	76,759
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NONCASH INFORMATION:						
Cash paid for the year for:						
Interest	$	86,436	$	88,545	$	59,031
Income Taxes	$	13,130	$	10,480	$	11,350

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

Organization: The consolidated financial statements of First Financial Corporation and its subsidiaries (the Corporation) include the parent company and its wholly-owned subsidiary, First Financial Bank, N.A., headquartered in Vigo County, Indiana. Inter-company transactions and balances have been eliminated.

First Financial Bank also has two investment subsidiaries, Portfolio Management Specialists A (Specialists A) and Portfolio Management Specialists B (Specialists B), which were established to hold and manage certain assets as part of a strategy to better manage various income streams and provide opportunities for capital creation as needed. Specialists A and Specialists B subsequently entered into a limited partnership agreement, Global Portfolio Limited Partners. Portfolio Management Specialists B also owns First Financial Real Estate, LLC. At December 31, 2025, $984 million of securities and loans were owned by these subsidiaries. Specialists A, Specialists B, Global Portfolio Limited Partners and First Financial Real Estate LLC are included in the consolidated financial statements. First Financial Bank also has wholly-owned subsidiaries JBMM, LLC and Fort Webb LP, LLC, which are also included in the consolidated financial statements.

The Corporation, which is headquartered in Terre Haute, Indiana, offers a wide variety of financial services including commercial, mortgage and consumer lending, lease financing, trust account services and depositor services through its subsidiary. The Corporation's primary source of revenue is derived from loans to customers and investment activities.

The Corporation operates 79 branches in west-central Indiana, east-central Illinois, western Kentucky, central and eastern Tennessee, and northern Georgia. First Financial Bank is the largest bank in Vigo County. It operates six full-service banking branches within the county; and fifteen in Indiana, outside of Vigo County; twenty-four in Illinois; sixteen in Kentucky; fifteen in Tennessee; and three in Georgia. There are eight loan production offices, four in Indiana; and four in Tennessee. The bank also has a main office in downtown Terre Haute and an operations center/office building in southern Terre Haute.

Regulatory Agencies: First Financial Corporation is a bank holding company and as such is regulated by various banking agencies. The holding company is regulated by the Seventh District of the Federal Reserve System. The national bank subsidiary is regulated by the Office of the Comptroller of the Currency.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ.

Cash Flows: Cash and cash equivalents include cash and demand deposits with other financial institutions. Cash flows are reported for customer loan and deposit transactions and short-term borrowings. Non-cash transactions include loans transferred to other real estate of $34 thousand, $751 thousand and $88 thousand for the years ended December 31, 2025, 2024 and 2023 respectively.

Securities: The Corporation classifies all securities as "available for sale." Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holdings gains and losses, net of taxes, reported in other comprehensive income within shareholders' equity.

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized on the level yield method without anticipating prepayments. Mortgage-backed securities are amortized over the expected life. Realized gains and losses on sales are based on the amortized cost of the security sold. Management evaluates securities for impairment related to credit losses at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Loans: Loans that management has the intent and ability to hold for the foreseeable future until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, purchase premiums and discounts, deferred loan fees and costs, and allowance for credit losses. Loans held for sale are reported at the lower of cost or fair value, on an aggregate basis. Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments. The recorded investment in loans includes accrued interest receivable and net deferred loan fees and costs. Interest income is not reported when full loan repayment is in doubt, typically when the loan is collateral dependent or payments are significantly past due. Past-due status is based on the contractual terms of the loan.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In all cases, loans are placed on non-accrual or charged-off if collection of principal or interest is considered doubtful. The above policies are consistent for all segments of loans.

Purchased Credit Deteriorated (PCD) Loans: The Corporation purchases individual loans and groups of loans, some of which have experienced more than insignificant credit deterioration since origination. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and initial allowance for credit losses becomes its amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

Concentration of Credit Risk: Most of the Corporation's business activity is with customers located within west-central Indiana, east-central Illinois, western Kentucky, middle and eastern Tennessee, and northern Georgia. Therefore, the Corporation's exposure to credit risk is significantly affected by changes in the economy of this area. A major economic downturn in this area would have a negative effect on the Corporation's loan portfolio.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are predominately loans to expand a business or finance asset purchases. The underlying risk in the Commercial loan segment is primarily a function of the reliability and sustainability of the cash flows of the borrower and secondarily on the underlying collateral securing the transaction. From time to time, the cash flows of borrowers may be less than historical or as planned. In addition, the underlying collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets financed or other business assets and most commercial loans are further supported by a personal guarantee. However, in some instances, short term loans are made on an unsecured basis. Agriculture production loans are typically secured by growing crops and generally secured by other assets such as farm equipment. Production loans are subject to weather and market pricing risks. The Corporation has established underwriting standards and guidelines for all commercial loan types.

The Corporation strives to maintain a geographically diverse commercial real estate portfolio. Commercial real estate loans are primarily underwritten based upon the cash flows of the underlying real estate or from the cash flows of the business conducted at the real estate. Generally, these types of loans will be fully guaranteed by the principal owners of the real estate and loan amounts must be supported by adequate collateral value. Commercial real estate loans may be adversely affected by factors in the local market, the regional economy, or industry specific factors. In addition, Commercial Construction loans are a specific type of commercial real estate loan which inherently carry more risk than loans for completed projects. Since these types of loans are underwritten utilizing estimated costs, feasibility studies, and estimated absorption rates, the underlying value of the project may change based upon the inaccuracy of these projections. Commercial construction loans are closely monitored, subject to industry standards, and disbursements are controlled during the construction process.

Residential

Real estate mortgages that are secured by 1-4 family residences are generally owner occupied and include residential real estate and residential real estate construction loans. The Corporation typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if the ratio is exceeded. The Corporation sells substantially all of its long-term fixed mortgages to secondary market purchasers. Mortgages sold to secondary market purchasers are underwritten to specific guidelines. The Corporation originates some mortgages that are maintained in the bank's loan portfolio. Portfolio loans are generally adjustable rate mortgages and are underwritten to conform to Qualified Mortgage standards. Several factors are considered in underwriting all Mortgages including the value of the underlying real estate, debt-to-income ratio and credit history of the borrower. Repayment is primarily dependent upon the personal income of the borrower and can be impacted by changes in borrower's circumstances such as changes in employment status and changes in real estate property values. Risk is mitigated by the sale of substantially all long-term fixed rate mortgages, the underwriting of portfolio loans to Qualified Mortgage standards and the fact that mortgages are generally smaller individual amounts spread over a large number of borrowers.

Consumer

The consumer portfolio primarily consists of home equity loans and lines (typically secured by a subordinate lien on a 1-4 family residence), secured loans (typically secured by automobiles, boats, recreational vehicles, or motorcycles), cash/CD secured, and unsecured loans. Pricing, loan terms, and loan to value guidelines vary by product line. The underlying value of collateral dependent loans may vary based on a number of economic conditions, including fluctuations in home prices and unemployment levels. Underwriting of consumer loans is based on the individual credit profile and analysis of the debt repayment capacity for each borrower. Payments for consumer loans is typically set-up on equal monthly installments, however, future repayment may be impacted by a change in economic conditions or a change in the personal income levels of individual customers. Overall risks within the consumer portfolio are mitigated by the mix of various loan products, lending in various markets and the overall make-up of the portfolio (small loan sizes and a large number of individual borrowers).

Allowance for Credit Losses: Credit quality of loans is continuously monitored by management and is reflected within the allowance for credit losses for loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loan portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. The allowance for credit losses is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. We have made a policy election to report accrued interest receivable as a separate line item on the balance sheet.

The allowance for credit loss estimation process involves procedures to appropriately consider the unique characteristics of the loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

We utilize a cohort methodology to determine the allowance for credit losses. This method identifies and captures the balance of a pool of loans with similar risk characteristics at a particular point in time to form a cohort. Then it tracks the respective losses generated by that cohort of loans over their remaining life. When past performance may not be representative of future losses, loss rates are adjusted for qualitative and economic forecast factors.

The allowance level is influenced by loan volumes, loan quality rating migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses consists of specific and pooled components. The specific component relates to loans that are individually evaluated. A loan is individually evaluated when the loan no longer shares similar risk characteristics with other loans in its respective loan pool. If a loan is individually evaluated, a portion of the allowance is allocated so that the loan is reported at the fair value of collateral, adjusted for selling costs, if repayment is expected solely from the collateral. The pooled component covers pools of loans that share similar risk characteristics, and is based on historical loss experienced since 2008. This historical loss experience is supplemented with other current factors based on the risks present for each portfolio segment. These current factors include items such as changes in lending policies or procedures, asset specific risks, and economic uncertainty in forward-looking forecasts. Economic indicators utilized in forecasting include unemployment rate, gross domestic product, housing starts, and interest rates.

We maintain an allowance for credit losses on unfunded lending commitments to provide for the risk of loss inherent in these arrangements. Unfunded commitments include funds available for disbursement on commercial and agriculture operating lines, commercial real estate and residential construction loans, and home equity lines of credit. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses for loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded commitments was $2.9 million at December 31, 2025, and $2.1 million at December 31, 2024.

Foreclosed Assets: Assets acquired through or instead of loan foreclosures are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the useful lives of the assets, which range from 3 to 5 years for furniture and equipment and 33 to 39 years for buildings and leasehold improvements.

Restricted Stock: Restricted stock includes Federal Home Loan Bank (FHLB) of Indianapolis and Federal Reserve stock. This restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Segment Reporting: The Corporation operates as a single segment entity for financial reporting purposes and adopted ASU 2023-07, *Segment Reporting*, for the year ended December 31, 2024. The Company has determined that its current operating model is structured whereby banking locations and divisions serve a similar base of commercial and retail customers for which the Corporation provides similar products and services managed through similar processes and technology platforms. The Chief Financial Officer ("CFO") serves as the Corporation's chief operating decision maker ("CODM"). The CODM allocates resources and assesses performance of the Corporation based on the consolidated performance, excluding all significant intercompany balances and transactions of the Corporation and its wholly owned subsidiary, the banking segment, and does not significantly utilize disaggregated segment financial information for decision making and resource allocation. The CODM assesses performance for the banking segment and decides how to allocate resources based on net income as reported on the consolidated statement of income as consolidated net income. Accordingly, all of the Corporation's operations are considered by management to be aggregated in one reportable operating segment, the banking segment. All categories of interest expense and non-interest expense as disclosed on the Corporation's consolidated statements of income are considered significant to the banking segment.

The Corporation has reviewed the requirements of ASU 2023-07 and has determined that no additional segment disclosures are required, specifically as a result of the following:

- the Corporation does not use the tracked performance on the disaggregated segment level for decision-making or resource allocation purposes,
- no significant segment-specific expenses or performance metrics are used internally for decision-making or resource allocation purposes, and
- the level of financial consolidation presented in these financial statements aligns with the CODM's internal reporting and decision-making process

Based on this assessment the Corporation financial statement disclosures fully comply with ASC 2023-07, and no additional qualitative segment disclosures are necessary.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on third-party valuations that incorporate assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, ancillary income, prepayment speeds and default rates and losses. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with Other Service Charges and Fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is included in Other Service Charges and Fees on the income statement, is for fees earned for servicing loans.

The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $970 thousand, $1.1 million and $1.3 million for the years ended December 31, 2025, 2024 and 2023. Late fees and ancillary fees related to loan servicing are not material.

Stock based compensation: Compensation cost is recognized for restricted stock awards and units issued to employees based on the fair value of these awards at the date of grant. Market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation expense is recognized over the requisite service period.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Corporation, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank-Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Income on the investments in life insurance is included in other interest income.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are not individually identified and separately recognized. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Corporation has selected October 31 as the date to perform the annual impairment test. The final results determined that there was no impairment of goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit assets arising from the whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated basis over their estimated useful lives, which are 10 and 12 years, respectively.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Benefit Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. The amount contributed is determined by a formula as decided by the Board of Directors. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan: Shares of treasury stock are issued to the ESOP and compensation expense is recognized based upon the total market price of shares when contributed.

Deferred Compensation Plan: Prior to 2011, a deferred compensation plan covered all directors. Under the plan, the Corporation pays each director, or their beneficiary, the amount of fees deferred plus interest over 10 years, beginning when the director achieves age 65. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation for each of the last three years was $46 thousand, $56 thousand, and $49 thousand, resulting in a deferred compensation liability of $979 thousand at December 31, 2025 and $1.0 million at December 31, 2024. There are no deferred compensation plans now in effect for directors.

Incentive Plans: A long-term incentive plan established in 2000 provides for the payment of incentive rewards as a 15-year annuity to all directors and certain key officers. That plan was in place through December 31, 2009, and compensation expense is recognized over the service period. Payments under the plan generally did not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. There was no compensation expense related to this plan for 2025, 2024 and 2023. There is a liability of $2.0 million and $2.9 million as of year-end 2025 and 2024. In 2011 the Corporation adopted the 2011 Short-term Incentive Plan and the 2011 Omnibus Equity Incentive Plan designed to reward key officers based on certain performance measures. The short-term portion of the plan is paid out within 75 days of year end and the long-term plan vests over a three year period and is paid out within 75 days of the end of each vesting period. The compensation expense related to the plans in 2025, 2024 and 2023 was $3.2 million, $3.0 million and $2.9 million, respectively, and resulted in a liability of $2.1 million at December 31, 2025 and $2.0 million at December 31, 2024.

The Omnibus Equity Incentive Plan is a long term incentive plan that was designed to align the interests of participants with the interest of shareholders. Under the plan, awards may be made based on certain performance measures. The grants are made in restricted stock units that are subject to a vesting schedule.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Corporation recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Share: Earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. The Corporation does not have any potentially dilutive securities as the restricted stock awards are included in outstanding shares. Earnings and dividends per share are restated for stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the retirement plans, net of taxes, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount of range of loss can be reasonably estimated. Management does not believe there are currently such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

Accounting Pronouncements Adopted:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." These amendments require, among other things, that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in Topic 208. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Corporation adopted ASU 2023-07 on January 1, 2024 for fiscal year activity and applied ASU 2023-07 in interim periods within fiscal years beginning January 1, 2025. For additional information relating to the adoption of the amendments, see Note 1, under Segment Reporting.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate.) The amendments also require that all entities disclose on an annual basis the following information about income taxes paid: (1) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and (2) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds received.) This guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis although retrospective application is permitted. The Corporation adopted ASU 2023-09 retrospectively on January 1, 2025, and has provided the required disclosures in the Corporation's 2025 annual filing. For additional information relating to income tax disclosures, see Footnote 14.

Recently Issued Not Yet Effective Accounting Pronouncements:

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This update is intended to provide investors more detailed disclosures around specific types of expenses. This ASU requires certain details for expenses presented on the face of the consolidated statements of income as well as selling expenses to be presented in the notes to the financial statements. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Corporation is assessing ASU 2024-03 and its effect on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets." This ASU amends ASC 326-202 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, *"Revenue From Contracts with Customers"*. This ASU is effective for annual and interim reporting periods in fiscal years beginning after December 15, 2025. Early adoption is permitted for financial statements that have not yet been issued. The Corporation will adopt ASU 2025-05 on January 1, 2026. The Corporation is assessing ASU 2025-05 and its effect on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-08 Financial Instruments—Credit Losses (Topic 326) — Purchased Loans. The amendments in this Update expand the population of acquired financial assets subject to the gross-up approach in Topic 326. In accordance with the amendments in this Update, loans (excluding credit cards) acquired without credit deterioration and deemed "seasoned" are purchased seasoned loans and accounted for using the gross-up approach at acquisition. All non- PCD (purchased financial asset with credit deterioration) loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-PCD loans (excluding credit cards) are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Corporation will early adopt ASU 2025-08 on January 1, 2026. The Corporation is assessing ASU 2025-08 and its effect on its consolidated financial statements and related disclosures.

2.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value of securities available-for-sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

For those securities that cannot be priced using quoted market prices or observable inputs, a Level 3 valuation is determined. These securities are primarily trust preferred securities, which are priced using Level 3 due to current market illiquidity, and state and municipal securities. The fair value of the trust preferred securities is obtained from a third party provider without adjustment. Management obtains values from other pricing sources to validate the Standard & Poors pricing that they currently utilizes. The fair value of state and municipal obligations are derived by comparing the securities to current market rates plus an appropriate credit spread to determine an estimated value. Illiquidity spreads are then considered. Credit reviews are performed on each of the issuers. The significant unobservable inputs used in the fair value measurement of the Corporation's state and municipal obligations are credit spreads related to specific issuers. Significantly higher credit spread assumptions would result in significantly lower fair value measurement. Conversely, significantly lower credit spreads would result in a significantly higher fair value measurement.

The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2 inputs).

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

(Dollar amounts in thousands)	Level 1		Level 2	Level 3		Total
		December 31, 2025				
		Fair Value Measurements Using				
		Significant Unobservable Inputs (Level 3)				
U.S. Government agencies	$	—	$ 84,310	$	—	$ 84,310
Mortgage Backed Securities-residential		—	515,419		—	515,419
Mortgage Backed Securities-commercial		—	12,386		—	12,386
Collateralized mortgage obligations		—	158,098		—	158,098
State and municipal		—	357,718		—	357,718
Municipal taxable		—	18,745		—	18,745
Collateralized debt obligations		—	—		2,850	2,850
TOTAL	$	—	$ 1,146,676	$	2,850	$ 1,149,526
Derivative Assets			2,709			
Derivative Liabilities			(2,709)			

(Dollar amounts in thousands)	Level 1		Level 2	Level 3		Total
		December 31, 2024				
		Fair Value Measurements Using				
		Significant Unobservable Inputs (Level 3)				
U.S. Government agencies	$	—	$ 78,982	$	—	$ 78,982
Mortgage Backed Securities-residential		—	541,320		—	541,320
Mortgage Backed Securities-commercial		—	13,661		—	13,661
Collateralized mortgage obligations		—	163,026		—	163,026
State and municipal		—	359,523		805	360,328
Municipal taxable		—	35,777		—	35,777
Collateralized debt obligations		—	—		2,896	2,896
TOTAL	$	—	$ 1,192,289	$	3,701	$ 1,195,990
Derivative Assets			3,060			
Derivative Liabilities			(3,060)			

There were no transfers between Level 1 and Level 2 during 2025 and 2024.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2025 and 2024.

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Year Ended December 31, 2025 | | |
(Dollar amounts in thousands)	State and municipal obligations	Collateralized debt obligations	Total
Beginning balance, January 1	$ 805	$ 2,896	$ 3,701
Total realized/unrealized gains or losses			
Included in earnings	—	—	—
Included in other comprehensive income	—	(46)	(46)
Transfers	—	—	—
Settlements	(805)	—	(805)
Ending balance, December 31	$ —	$ 2,850	$ 2,850

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Year Ended December 31, 2024 | | |
(Dollar amounts in thousands)	State and municipal obligations	Collateralized debt obligations	Total
Beginning balance, January 1	$ 1,180	$ 3,002	$ 4,182
Total realized/unrealized gains or losses			
Included in earnings	—	—	—
Included in other comprehensive income	—	(106)	(106)
Purchases	—	—	—
Settlements	(375)	—	(375)
Ending balance, December 31	$ 805	$ 2,896	$ 3,701

There were no unrealized gains and losses recorded in earnings for the years ended December 31, 2025, 2024 or 2023.

Other real estate owned is valued at Level 3. Other real estate owned at December 31, 2025 with a value of $94 thousand was reduced by $9 thousand for fair value adjustment. At December 31, 2025, other real estate owned was comprised of zero from commercial loans and $94 thousand from residential loans. Other real estate owned at December 31, 2024 with a value of $523 thousand was reduced by zero for fair value adjustment. At December 31, 2024, other real estate owned was comprised of $433 thousand from commercial loans and $90 thousand from residential loans.

Fair value for collateral dependent loans is measured based on the value of the collateral securing those loans, and is determined using several methods. Generally the fair value of real estate is determined based on appraisals by qualified licensed appraisers. Appraisals for real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value on the cost to replace current property. The market comparison evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and the investor's required return. The final fair value is based on a reconciliation of these three approaches. If an appraisal is not available, the fair value may be determined by using a cash flow analysis, a broker's opinion of value, the net present value of future cash flows, or an observable market price from an active market. Fair value of other real estate is based upon the current appraised values of the properties as determined by qualified licensed appraisers and the Company's judgment of other relevant market conditions. Appraisals are obtained annually and reductions in value are recorded as a valuation through a charge to expense. The primary unobservable input used by management in estimating fair value are additional discounts to the appraised value to consider market conditions and the age of the appraisal, which are based on management's past experience in resolving these types of properties. These discounts range from 10% to 100% with an average discount of 66%. Values for non-real estate collateral, such as business equipment, are based on appraisals performed by qualified licensed appraisers or the customers financial statements. Values for non-real estate collateral use much higher discounts than real estate collateral. Other real estate and collateral dependent loans carried at fair value are primarily comprised of smaller balance properties.

The following tables present quantitative information about recurring and non-recurring Level 3 fair value measurements at December 31, 2025 and 2024.

(Dollar amounts in thousands)	Fair Value		Valuation Technique(s)	Unobservable Input(s)	Range
Collateralized debt obligations	$	2,850	Discounted cash flow	Discount rate	5.96 %
Collateral dependent loans	$	7,328	Discounted cash flow	Discount rate for age of appraisal and market conditions	10.00%-100.00 %

(Dollar amounts in thousands)	Fair Value		Valuation Technique(s)	Unobservable Input(s)	Range
State and municipal obligations	$	805	Discounted cash flow	Discount rate	4.24%-4.44 %
Collateralized debt obligations	$	2,896	Discounted cash flow	Discount rate	6.62 %
Collateral dependent loans		3,099	Discounted cash flow	Discount rate for age of appraisal and market conditions	20.00%-100.00 %

The carrying amounts and estimated fair values of financial instruments are shown below. Carrying amount is the estimated fair value for cash and due from banks, federal funds sold, accrued interest receivable and payable, demand deposits, short-term and certain other borrowings, and variable-rate loans or deposits that reprice frequently and fully. Security fair values are determined as previously described. It is not practicable to determine the fair value of restricted stock due to restrictions placed on their transferability. For fixed-rate loans or deposits, variable rate loans or deposits with infrequent repricing or repricing limits, and for longer-term borrowings, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Loan fair value estimates represent an exit price for 2025 and 2024. Fair values for collateral dependent loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is not considered material.

The carrying amount and estimated fair value of financial assets and liabilities are presented in the tables below and were determined based on the above assumptions:

		December 31, 2025				
	Carrying		Fair Value			
(Dollar amounts in thousands)	Value	Level 1	Level 2	Level 3	Total	
Cash and due from banks	$ 130,369	$ 38,587	$ 91,782	$ —	$ 130,369	
Federal funds sold	475	—	475	—	475	
Securities available-for-sale	1,149,526	—	1,146,676	2,850	1,149,526	
Restricted stock	18,536	n/a	n/a	n/a	n/a	
Loans, net	4,007,308	—	—	3,949,043	3,949,043	
Accrued interest receivable	27,762	—	6,482	21,280	27,762	
Deposits	(4,551,111)	—	(4,554,207)	—	(4,554,207)	
Short-term borrowings	(292,468)	—	(292,468)	—	(292,468)	
Other borrowings	(188,208)	—	(188,208)	—	(188,208)	
Accrued interest payable	(3,084)	—	(3,084)	—	(3,084)	

		December 31, 2024				
	Carrying		Fair Value			
(Dollar amounts in thousands)	Value	Level 1	Level 2	Level 3	Total	
Cash and due from banks	$ 93,526	$ 35,889	$ 57,637	$ —	$ 93,526	
Federal funds sold	820	—	820	—	820	
Securities available-for-sale	1,195,990	—	1,192,289	3,701	1,195,990	
Restricted stock	17,555	n/a	n/a	n/a	n/a	
Loans, net	3,790,409	—	—	3,717,843	3,717,843	
Accrued interest receivable	26,934	—	6,543	20,391	26,934	
Deposits	(4,718,914)	—	(4,723,356)	—	(4,723,356)	
Short-term borrowings	(187,057)	—	(187,057)	—	(187,057)	
Other borrowings	(28,120)	—	(29,693)	—	(29,693)	
Accrued interest payable	(3,799)	—	(3,799)	—	(3,799)	

3. **RESTRICTIONS ON CASH AND DUE FROM BANKS:**

Certain affiliate banks are required to maintain average reserve balances with the Federal Reserve Bank. The amount of those reserve balances was zero at December 31, 2025 and 2024.

4. **SECURITIES:**

The fair value of securities available-for-sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

(Dollar amounts in thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
					December 31, 2025			
U.S. Government agencies	$	91,945	$	114	$	(7,749)	$	84,310
Mortgage Backed Securities - residential		573,002		873		(58,456)		515,419
Mortgage Backed Securities - commercial		12,712		2		(328)		12,386
Collateralized mortgage obligations		179,638		82		(21,622)		158,098
State and municipal obligations		379,894		1,280		(23,456)		357,718
Municipal taxable		20,554		84		(1,893)		18,745
Collateralized debt obligations		—		2,850		—		2,850
TOTAL	$	1,257,745	$	5,285	$	(113,504)	$	1,149,526

(Dollar amounts in thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
					December 31, 2024			
U.S. Government agencies	$	90,649	$	3	$	(11,670)	$	78,982
Mortgage Backed Securities-residential		630,556		15		(89,251)		541,320
Mortgage Backed Securities-commercial		14,182		2		(523)		13,661
Collateralized mortgage obligations		190,552		29		(27,555)		163,026
State and municipal obligations		394,696		171		(34,539)		360,328
Municipal taxable		41,162		11		(5,396)		35,777
Collateralized debt obligations		—		2,896		—		2,896
TOTAL	$	1,361,797	$	3,127	$	(168,934)	$	1,195,990

As of December 31, 2025, the Corporation does not have any securities from any issuer, other than the U.S. Government, with an aggregate book or fair value that exceeds ten percent of shareholders' equity.

Securities with a carrying value of approximately $903.3 million and $929.8 million at December 31, 2025 and 2024, respectively, were pledged as collateral for short-term borrowings and for other purposes.

Below is a summary of the gross gains and losses realized by the Corporation on investment sales and calls during the years ended December 31, 2025, 2024 and 2023, respectively.

(Dollar amounts in thousands)		2025		2024		2023
Proceeds	$	81,279	$	11,419	$	330
Gross gains		25		133		1
Gross losses		(4,625)		(30)		(2)

Gains of $25 thousand and losses of $4.625 million in 2025 and gains of $133 thousand and losses of $30 thousand in 2024 and gains of $1 thousand and losses of $2 thousand in 2023 resulted from redemption premiums on called and sold securities. In 2025 the Corporation recorded $4.6 million of losses associated with an investment portfolio restructuring in which $80 million of securities were sold and reinvested at an approximately two percent higher yield.

Contractual maturities of debt securities at year-end 2025 were as follows. Securities not due at a single maturity or with no maturity date, primarily mortgage-backed and collateralized mortgage obligations, are shown separately.

	Available-for-Sale	
	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value
Due in one year or less	$ 9,074	$ 9,052
Due after one but within five years	35,097	34,690
Due after five but within ten years	122,422	121,005
Due after ten years	325,800	298,876
	492,393	463,623
Mortgage-backed securities and collateralized mortgage obligations	765,352	685,903
TOTAL	$ 1,257,745	$ 1,149,526

The following tables show the securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2025 and 2024.

	December 31, 2025					
	Less Than 12 Months		More Than 12 Months		Total	
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$ 7,137	$ (31)	$ 59,562	$ (7,718)	$ 66,699	$ (7,749)
Mortgage Backed Securities - Residential	11,961	(29)	427,877	(58,427)	439,838	(58,456)
Mortgage Backed Securities - Commercial	—	—	11,114	(328)	11,114	(328)
Collateralized mortgage obligations	4,381	(43)	135,393	(21,579)	139,774	(21,622)
State and municipal obligations	23,889	(86)	204,976	(23,370)	228,865	(23,456)
Municipal taxable	—	—	13,876	(1,893)	13,876	(1,893)
Total temporarily impaired securities	$ 47,368	$ (189)	$ 852,798	$ (113,315)	$ 900,166	$ (113,504)

	December 31, 2024					
	Less Than 12 Months		More Than 12 Months		Total	
		Unrealized		Unrealized		Unrealized
(Dollar amounts in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$ 3,696	$ (107)	$ 74,636	$ (11,563)	$ 78,332	$ (11,670)
Mortgage Backed Securities - Residential	51,996	(1,113)	481,270	(88,138)	533,266	(89,251)
Mortgage Backed Securities - Commercial	6,937	(161)	5,388	(362)	12,325	(523)
Collateralized mortgage obligations	85	—	158,244	(27,555)	158,329	(27,555)
State and municipal obligations	89,321	(953)	232,247	(33,586)	321,568	(34,539)
Municipal taxable	1,587	(20)	31,918	(5,376)	33,505	(5,396)
Total temporarily impaired securities	$ 153,622	$ (2,354)	$ 983,703	$ (166,580)	$ 1,137,325	$ (168,934)

The Corporation held 627 investment securities with an amortized cost greater than fair value as of December 31, 2025. The unrealized losses on collateralized mortgage obligations, all mortgage-backed securities and state and municipal obligations represent negative adjustments to fair value relative to the rate of interest paid on the securities and not losses related to the creditworthiness of the issuer. Gross unrealized losses on investment securities were $113.5 million as of December 31, 2025 and $168.9 million as of December 31, 2024. Management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery. Management believes the value will recover as the securities approach maturity or market rates change.

Management evaluates securities for impairment related to credit losses at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for impairment related to credit losses by segregating the portfolio into two general segments.

In evaluating for impairment, management considers the reason for the decline, the extent of the decline, and whether the Corporation intends to sell a security or is more likely than not to be required to sell a security before recovery of its amortized cost. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the security's amortized cost is written down to fair value through income. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes.

In prior years, a significant portion of the total unrealized losses relates to collateralized debt obligations that were separately evaluated under FASB ASC 325-40, *Beneficial Interests in Securitized Financial Assets.* Based upon qualitative considerations, such as a downgrade in credit rating or further defaults of underlying issuers during the year, and an analysis of expected cash flows, we determined that three CDOs included in collateralized debt obligations were other-than-temporarily impaired. One of the CDO's was called in first quarter 2017. A second was called in second quarter 2018. The remaining CDO has a contractual balance of $3.7 million at December 31, 2024 which has been reduced to $3.0 million by $750 thousand of interest payments received, $3.0 million of cumulative credit loss charges recorded through earnings to date and increased by $2.9 million recorded in other comprehensive income. These securities are collateralized by trust preferred securities issued primarily by bank holding companies, but certain pools do include a limited number of insurance companies.

The table below presents a rollforward of the credit losses recognized in earnings for the years presented:

(Dollar amounts in thousands)	2025		2024		2023	
Beginning balance	$	2,974	$	2,974	$	2,974
Recoveries of amounts previously written off		—		—		—
Ending balance	$	2,974	$	2,974	$	2,974

5.   LOANS:

Loans are summarized as follows:

(Dollar amounts in thousands)	December 31, 2025		December 31, 2024	
Commercial	$	2,375,344	$	2,196,351
Residential		986,955		967,386
Consumer		688,135		668,058
Total gross loans		4,050,434		3,831,795
Deferred costs, net		4,869		5,346
Allowance for credit losses		(47,995)		(46,732)
TOTAL	$	4,007,308	$	3,790,409

The Corporation periodically sells residential mortgage loans it originates based on the overall loan demand of the Corporation and the outstanding balances in the residential mortgage portfolio. At December 31, 2025 and 2024, loans held for sale were $3.0 million and $2.7 million, respectively, and are included in the totals above.

In the normal course of business, the Corporation's subsidiary bank makes loans to directors and executive officers and to their associates. In 2025, the aggregate dollar amount of these loans to directors and executive officers who held office amounted to $39.7 million at the beginning of the year. During 2025, advances of $31.7 million, and repayments of $34.0 million were made with respect to related party loans for an aggregate dollar amount outstanding of $37.4 million at December 31, 2025.

Loans serviced for others, which are not reported as assets, total $364.8 million and $411.8 million at year-end 2025 and 2024. Custodial escrow balances maintained in connection with serviced loans were $2.2 million and $1.9 million at year-end 2025 and 2024.

Activity for capitalized mortgage servicing rights (included in other assets) was as follows:

(Dollar amounts in thousands)	December 31, 2025		December 31, 2024		December 31, 2023	
Servicing rights:						
Beginning of year	$	782	$	1,211	$	1,767
Additions		—		—		—
Amortized to expense		(300)		(429)		(556)
End of year	$	482	$	782	$	1,211

Third party valuations are conducted periodically for mortgage servicing rights. Based on these valuations, fair values were approximately $2.3 million and $2.7 million at year end 2025 and 2024. There was no valuation allowance in 2025 or 2024.

Fair value for 2025 was determined using a discount rate of 12.5%, prepayment speeds ranging from 92% to 262%, depending on the stratification of the specific right. Fair value at year end 2024 was determined using a discount rate of 12.5%, prepayment speeds ranging from 92% to 195%, depending on the stratification of the specific right. Mortgage servicing rights are amortized over 8 years, the expected life of the sold loans.

6.   ACQUISITIONS:

On July 1, 2024, the Corporation completed its acquisition of SimplyBank. Therefore, the results of SimplyBank have been included in the results of operations beginning on July 1, 2024. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Interim Merger (the "Effective Time"), other than dissenting shares, each share of SimplyBank Common Stock issued and outstanding immediately prior to the Effective Time, was converted into the right to receive $718.38 per share in cash. The aggregate value of the transaction was approximately $73.4 million. Acquisition-related costs of $1.7 million were included in the Corporation's income statement for the year ended December 31, 2024.

Goodwill of $11.2 million arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. The goodwill value is subject to change pending receipt of the final valuation. The goodwill for SimplyBank is deductible for income tax purposes as the transaction was accounted for as a taxable acquisition. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

(Dollar amounts in thousands)		As Initially Reported		Measurement Period Adjustments		As Adjusted
Consideration						
Cash consideration	$	73,400	$	—	$	73,400
Fair value of total consideration transferred	$	73,400	$	—	$	73,400
Assets acquired						
Cash	$	101,553	$	—	$	101,553
Investment securities available-for-sale		77,350		—		77,350
Federal funds sold		—		—		—
Bank owned life insurance		12,816		—		12,816
Federal Home Loan Bank stock		726		—		726
Loans		467,997		(2,731)		465,266
Premises and equipment		14,231		—		14,231
Core deposit intangibles		19,788		—		19,788
Other assets		6,184		—		6,184
Total assets acquired		700,645		(2,731)		697,914
Liabilities assumed						
Deposits		622,937		—		622,937
FHLB advances		1,719		—		1,719
Other liabilities		12,899		(1,797)		11,102
Total liabilities assumed		637,555		(1,797)		635,758
Net identifiable assets		63,090		(934)		62,156
Goodwill	$	10,310	$	934	$	11,244

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Corporation believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to guidance relating to purchase credit deteriorated loans, which have shown evidence of credit deterioration since origination.

The fair value of purchased financial assets with credit deterioration was $1.7 million on the date of acquisition. The gross contractual amounts receivable relating to the purchased financial assets with credit deterioration was $4.7 million. The Corporation estimates, on the date of acquisition, that $3.0 million of the contractual cash flows specific to the purchased financial assets with credit deterioration will not be collected.

The following table presents supplemental pro forma information as if the acquisition had occurred at the beginning of 2023. The unaudited pro forma information includes adjustments for interest income on loans and securities acquired, interest expense on deposits acquired, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates.

(Dollar amounts in thousands, except per share data)		Year Ended December 31, 2024		2023
Net interest income	$	188,441	$	196,646
Net income	$	36,425	$	70,586
Basic and diluted earnings per share	$	3.08	$	5.91

7. ALLOWANCE FOR CREDIT LOSSES:

The following table presents the activity of the allowance for credit losses by portfolio segment for the years ended December 31, 2025, 2024 and 2023.

Allowance for Credit Losses:	December 31, 2025				
(Dollar amounts in thousands)	Commercial	Residential	Consumer	Unallocated	Total
Beginning balance	$ 16,963	$ 17,470	$ 12,046	$ 253	$ 46,732
Provision for credit losses	2,294	(885)	6,822	(31)	8,200
Loans charged -off	(1,353)	(241)	(11,216)	—	(12,810)
Recoveries	901	276	4,696	—	5,873
Ending Balance	$ 18,805	$ 16,620	$ 12,348	$ 222	$ 47,995

Allowance for Credit Losses:	December 31, 2024				
(Dollar amounts in thousands)	Commercial	Residential	Consumer	Unallocated	Total
Beginning balance	$ 13,264	$ 14,327	$ 11,797	$ 379	$ 39,767
PCD ACL on acquired loans	3,006	—	—	0	3,006
Provision for credit losses	6,637	3,035	6,620	(126)	16,166
Loans charged -off	(7,890)	(343)	(11,056)	—	(19,289)
Recoveries	1,946	451	4,685	—	7,082
Ending Balance	$ 16,963	$ 17,470	$ 12,046	$ 253	$ 46,732

Allowance for Credit Losses:	December 31, 2023				
(Dollar amounts in thousands)	Commercial	Residential	Consumer	Unallocated	Total
Beginning balance	$ 12,949	$ 14,568	$ 12,104	$ 158	$ 39,779
Provision for credit losses	198	(317)	7,193	221	7,295
Loans charged off	(966)	(216)	(14,314)	—	(15,496)
Recoveries	1,083	292	6,814	—	8,189
Ending Balance	$ 13,264	$ 14,327	$ 11,797	$ 379	$ 39,767

The following tables present the recorded investment in nonperforming loans by class of loans.

(Dollar amounts in thousands)	December 31, 2025		
	Loans Past Due Over 90 Days and Greater Still Accruing	Nonaccrual	Nonaccrual With No Allowance For Credit Loss
Commercial			
Commercial & Industrial	$ 51	$ 6,058	$ 394
Farmland	—	—	—
Non Farm, Non Residential	—	15,365	13,126
Agriculture	—	1,218	—
All Other Commercial	—	195	143
Residential			
First Liens	606	918	82
Home Equity	178	442	—
Junior Liens	232	81	—
Multifamily	47	517	205
All Other Residential	—	39	20
Consumer			
Motor Vehicle	—	2,449	—
All Other Consumer	—	213	—
TOTAL	$ 1,114	$ 27,495	$ 13,970

(Dollar amounts in thousands)	December 31, 2024		
	Loans Past Due Over 90 Days and Greater Still Accruing	Nonaccrual	Nonaccrual With No Allowance For Credit Loss
Commercial			
Commercial & Industrial	$ 43	$ 2,092	$ —
Farmland	—	1,047	806
Non Farm, Non Residential	—	1,733	897
Agriculture	—	644	623
All Other Commercial	—	1,181	1,116
Residential			
First Liens	459	1,464	694
Home Equity	822	107	—
Junior Liens	243	85	27
Multifamily	321	291	225
All Other Residential	—	103	46
Consumer			
Motor Vehicle	—	2,364	—
All Other Consumer	—	368	—
TOTAL	$ 1,888	$ 11,479	$ 4,434

The Corporation recognized $6.3 million of interest income on nonaccrual loans during the year ended December 31, 2025.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty:

Modification of the terms of such loans typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

The following table presents the amortized cost of loans and leases at December 31, 2025 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2025, by class and by type of modification. The percentage of the amortized cost of loans and leases that were modified to borrowers in financial distress as compared to the amortized cost of each class of financial receivable is also presented below.

(Dollar amounts in thousands)	Principal Forgiveness		Payment Delay	Term Extension		Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension Interest Rate Reduction		Total Class of Financing Receivable
Residential										
First Liens	$	—	$ —	$	14	$ 104	$ —	$	135	0.06 %
Junior Liens		—	—		15	—	—		52	0.09 %
All Other Residential		—	—		—	—	—		74	0.26 %
Consumer										
Motor Vehicle		—	—		6	—	159		62	0.03 %
TOTAL	$	—	$ —	$	35	$ 104	$ 159	$	323	0.02 %

The Corporation has no commitments to lend additional amounts to the borrowers included in the table above.

The Company closely monitors the performance of loans and leases that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the last twelve months:

	December 31, 2025			
(Dollar amounts in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
Residential				
First Liens	$ 104	$ —	$ —	$ 104
Consumer				
Motor Vehicle	$ 47	$ —	$ —	$ 47
TOTAL	$ 151	$ —	$ —	$ 151

The following table presents the financial effect of loan and lease modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2025.

(Dollar amounts in thousands)	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension
Residential			
First Liens	$ —	1.17 %	77
Junior Liens	—	1.25 %	99
All Other Residential	—	0.63 %	180
Consumer			
Motor Vehicle	89	1.21 %	23
TOTAL	$ 89	1.09 %	74

The following table presents the amortized cost basis of loans that had a payment default during the twelve months ended December 31, 2025 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty. A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

(Dollar amounts in thousands)	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction
Consumer				
Motor Vehicle	$ 47	$ —	$ 47	$ —
TOTAL	$ 47	$ —	$ 47	$ —

Upon the Corporation's determination that a modified loan has subsequently been deemed uncollectible, the loan is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

The following table presents the amortized cost basis of collateral dependent loans by class of loans:

| (Dollar amounts in thousands) | December 31, 2025 Collateral Type | | | |
	Real Estate		Other	
Commercial				
Commercial & Industrial	$	3,644	$	5,666
Farmland		48		—
Non Farm, Non Residential		17,572		—
Agriculture		—		829
All Other Commercial		143		—
Residential				
First Liens		82		—
Home Equity		—		—
Junior Liens		—		—
Multifamily		205		—
All Other Residential		20		—
Consumer				
Motor Vehicle		—		—
All Other Consumer		—		—
Total	$	21,714	$	6,495

| (Dollar amounts in thousands) | December 31, 2024 Collateral Type | | | |
	Real Estate		Other	
Commercial				
Commercial & Industrial	$	1	$	5,978
Farmland		996		—
Non Farm, Non Residential		4,111		—
Agriculture		—		623
All Other Commercial		1,116		—
Residential				
First Liens		694		—
Home Equity		—		—
Junior Liens		27		—
Multifamily		225		—
All Other Residential		46		—
Consumer				
Motor Vehicle		—		—
All Other Consumer		—		—
Total	$	7,216	$	6,601

The following tables present the aging of the recorded investment in loans by past due category and class of loans.

(Dollar amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total
December 31, 2025						
Commercial						
Commercial & Industrial	$ 883	$ 3,937	$ 1,640	$ 6,460	$ 642,454	$ 648,914
Farmland	320	—	—	320	128,663	128,983
Non Farm, Non Residential	1,060	1,772	85	2,917	910,280	913,197
Agriculture	63	71	343	477	141,341	141,818
All Other Commercial	17	—	175	192	556,861	557,053
Residential						
First Liens	3,852	1,151	779	5,782	444,131	449,913
Home Equity	618	234	566	1,418	105,700	107,118
Junior Liens	403	126	266	795	71,989	72,784
Multifamily	187	265	68	520	331,317	331,837
All Other Residential	26	—	24	50	28,936	28,986
Consumer						
Motor Vehicle	7,186	1,457	629	9,272	653,385	662,657
All Other Consumer	392	103	68	563	28,056	28,619
TOTAL	$ 15,007	$ 9,116	$ 4,643	$ 28,766	$ 4,043,113	$ 4,071,879

(Dollar amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total
December 31, 2024						
Commercial						
Commercial & Industrial	$ 746	$ 768	$ 208	$ 1,722	$ 571,244	$ 572,966
Farmland	598	—	806	1,404	131,582	132,986
Non Farm, Non Residential	1,619	—	—	1,619	811,252	812,871
Agriculture	—	—	642	642	148,647	149,289
All Other Commercial	1,297	152	—	1,449	540,948	542,397
Residential						
First Liens	4,304	1,361	1,224	6,889	444,792	451,681
Home Equity	639	157	906	1,702	88,137	89,839
Junior Liens	356	101	290	747	64,154	64,901
Multifamily	529	74	345	948	318,763	319,711
All Other Residential	25	—	108	133	44,477	44,610
Consumer						
Motor Vehicle	10,176	1,435	808	12,419	627,119	639,538
All Other Consumer	555	122	123	800	30,843	31,643
TOTAL	$ 20,844	$ 4,170	$ 5,460	$ 30,474	$ 3,821,958	$ 3,852,432

Credit Quality Indicators:

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial loans, with an outstanding balance greater than $100 thousand. Any consumer loans outstanding to a borrower who had commercial loans analyzed will be similarly risk rated. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and debt service capacity of the borrower or of any pledged collateral. These loans have a well-defined weakness or weaknesses which have clearly jeopardized repayment of principal and interest as originally intended. They are characterized by the distinct possibility that the institution will sustain some future loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those graded substandard, with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values.

Furthermore, non-homogeneous loans which were not individually analyzed, but are 90+ days past due or on non-accrual are classified as substandard. Loans included in homogeneous pools, such as residential or consumer, may be classified as substandard due to 90+ days delinquency, non-accrual status, bankruptcy, or loan restructuring.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100 thousand or are included in groups of homogeneous loans.

The following tables present the commercial loan portfolio by risk category. These balances do not include accrued interest:

		2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
		December 31, 2025 — Term Loans at Amortized Cost Basis by Origination Year							
Commercial									
Commercial and Industrial	Pass	$ 109,471	$ 69,074	$ 31,396	$ 89,638	$ 70,630	$ 99,985	$ 140,465	$ 610,659
	Special Mention	—	6,292	302	1,145	5,347	3,769	2,603	$ 19,458
	Substandard	—	11	32	504	1,511	6,737	4,203	$ 12,998
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	1,595	1,061	514	289	115	53	—	$ 3,627
	Subtotal	$ 111,066	$ 76,438	$ 32,244	$ 91,576	$ 77,603	$ 110,544	$ 147,271	$ 646,742
	Current period gross charge-offs	$ 81	$ 52	$ -	$ 86	$ 56	$ 219	$ -	$ 494
Farmland	Pass	$ 15,852	$ 9,054	$ 17,769	$ 14,137	$ 15,774	$ 49,862	$ 365	$ 122,813
	Special Mention	—	1,145	701	—	—	87	—	$ 1,933
	Substandard	—	—	478	—	—	626	—	$ 1,104
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	—	—	6	—	$ 6
	Subtotal	$ 15,852	$ 10,199	$ 18,948	$ 14,137	$ 15,774	$ 50,581	$ 365	$ 125,856
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Non Farm, Non Residential	Pass	$ 156,729	$ 157,955	$ 90,074	$ 153,861	$ 138,925	$ 170,080	$ 9,680	$ 877,304
	Special Mention	—	8,350	—	946	—	2,034	—	$ 11,330
	Substandard	—	—	—	1,924	15,699	3,382	—	$ 21,005
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	—	—	697	—	$ 697
	Subtotal	$ 156,729	$ 166,305	$ 90,074	$ 156,731	$ 154,624	$ 176,193	$ 9,680	$ 910,336
	Current period gross charge-offs	$ -	$ -	$ -	$ 33	$ -	$ 11	$ -	$ 44
Agriculture	Pass	$ 13,315	$ 10,053	$ 6,034	$ 6,428	$ 3,040	$ 27,137	$ 56,978	$ 122,985
	Special Mention	385	84	—	914	141	999	4,298	$ 6,821
	Substandard	29	287	207	142	17	4,422	3,865	$ 8,969
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	1	—	1	21	—	—	$ 23
	Subtotal	$ 13,729	$ 10,425	$ 6,241	$ 7,485	$ 3,219	$ 32,558	$ 65,141	$ 138,798
	Current period gross charge-offs	$ -	$ 4	$ -	$ -	$ -	$ 83	$ -	$ 87
Other Commercial	Pass	$ 95,156	$ 87,870	$ 62,856	$ 90,093	$ 70,734	$ 136,922	$ 7,986	$ 551,617
	Special Mention	300	560	—	—	—	—	—	$ 860
	Substandard	—	—	—	—	541	213	—	$ 754
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	15	—	366	—	$ 381
	Subtotal	$ 95,456	$ 88,430	$ 62,856	$ 90,108	$ 71,275	$ 137,501	$ 7,986	$ 553,612
	Current period gross charge-offs	$ 728	$ -	$ -	$ -	$ -	$ -	$ -	$ 728
Residential									
Multifamily >5 Residential	Pass	$ 30,157	$ 96,593	$ 55,938	$ 54,759	$ 34,709	$ 37,417	$ 544	$ 310,117
	Special Mention	—	—	—	12,075	—	6,319	—	$ 18,394
	Substandard	—	—	—	205	—	280	—	$ 485
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	—	420	953	—	$ 1,373
	Subtotal	$ 30,157	$ 96,593	$ 55,938	$ 67,039	$ 35,129	$ 44,969	$ 544	$ 330,369
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Total	Pass	$ 420,680	$ 430,599	$ 264,067	$ 408,916	$ 333,812	$ 521,403	$ 216,018	$ 2,595,495
	Special Mention	685	16,431	1,003	15,080	5,488	13,208	6,901	$ 58,796
	Substandard	29	298	717	2,775	17,768	15,660	8,068	$ 45,315
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	1,595	1,062	514	305	556	2,075	—	$ 6,107
		$ 422,989	$ 448,390	$ 266,301	$ 427,076	$ 357,624	$ 552,346	$ 230,987	$ 2,705,713

		December 31, 2024							
		Term Loans at Amortized Cost Basis by Origination Year						Revolving	
		2024	2023	2022	2021	2020	Prior	Loans	Total
Commercial									
Commercial and Industrial	Pass	$ 92,372	$ 38,454	$ 104,695	$ 76,691	$ 35,180	$ 90,984	$ 85,448	$ 523,824
	Special Mention	354	137	870	9,953	2,931	1,052	1,078	$ 16,375
	Substandard	4,464	3,461	233	1,478	374	10,244	5,904	$ 26,158
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	2,041	924	735	353	153	75	—	$ 4,281
	Subtotal	$ 99,231	$ 42,976	$ 106,533	$ 88,475	$ 38,638	$ 102,355	$ 92,430	$ 570,638
	Current period gross charge-offs	$ -	$ -	$ 1,982	$ 4,716	$ 54	$ 96	$ -	$ 6,848
Farmland	Pass	$ 12,676	$ 19,782	$ 15,526	$ 20,086	$ 7,565	$ 51,413	$ 494	$ 127,542
	Special Mention	—	—	—	—	—	817	—	$ 817
	Substandard	—	—	35	237	—	1,292	—	$ 1,564
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	—	—	11	—	$ 11
	Subtotal	$ 12,676	$ 19,782	$ 15,561	$ 20,323	$ 7,565	$ 53,533	$ 494	$ 129,934
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Non Farm, Non Residential	Pass	$ 145,512	$ 85,201	$ 162,233	$ 167,505	$ 40,094	$ 164,625	$ 19,286	$ 784,456
	Special Mention	—	107	411	12,976	—	—	—	$ 13,494
	Substandard	636	50	2,596	2,736	102	5,602	—	$ 11,722
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	—	658	62	—	$ 720
	Subtotal	$ 146,148	$ 85,358	$ 165,240	$ 183,217	$ 40,854	$ 170,289	$ 19,286	$ 810,392
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Agriculture	Pass	$ 12,492	$ 7,810	$ 9,281	$ 4,815	$ 4,824	$ 20,925	$ 81,991	$ 142,138
	Special Mention	—	—	84	—	5	1,353	1,750	$ 3,192
	Substandard	—	—	—	—	—	649	—	$ 649
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	12	—	27	23	13	—	—	$ 75
	Subtotal	$ 12,504	$ 7,810	$ 9,392	$ 4,838	$ 4,842	$ 22,927	$ 83,741	$ 146,054
	Current period gross charge-offs	$ -	$ -	$ 53	$ -	$ -	$ -	$ -	$ 53
Other Commercial	Pass	$ 61,991	$ 56,715	$ 99,257	$ 112,668	$ 93,030	$ 102,823	$ 10,435	$ 536,919
	Special Mention	—	—	—	—	—	758	—	$ 758
	Substandard	—	—	940	—	21	240	—	$ 1,201
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	26	—	9	420	—	$ 455
	Subtotal	$ 61,991	$ 56,715	$ 100,223	$ 112,668	$ 93,060	$ 104,241	$ 10,435	$ 539,333
	Current period gross charge-offs	$ 889	$ 100	$ -	$ -	$ -	$ -	$ -	$ 989
Residential									
Multifamily >5 Residential	Pass	$ 78,426	$ 65,289	$ 58,565	$ 42,191	$ 22,950	$ 26,018	$ 4,662	$ 298,101
	Special Mention	—	—	12,538	—	342	6,259	—	$ 19,139
	Substandard	—	—	225	—	—	24	—	$ 249
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	—	—	—	424	—	653	—	$ 1,077
	Subtotal	$ 78,426	$ 65,289	$ 71,328	$ 42,615	$ 23,292	$ 32,954	$ 4,662	$ 318,566
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Total	Pass	$ 403,469	$ 273,251	$ 449,557	$ 423,956	$ 203,643	$ 456,788	$ 202,316	$ 2,412,980
	Special Mention	354	244	13,903	22,929	3,278	10,239	2,828	$ 53,775
	Substandard	5,100	3,511	4,029	4,451	497	18,051	5,904	$ 41,543
	Doubtful	—	—	—	—	—	—	—	$ —
	Not Rated	2,053	924	788	800	833	1,221	—	$ 6,619
		$ 410,976	$ 277,930	$ 468,277	$ 452,136	$ 208,251	$ 486,299	$ 211,048	$ 2,514,917

The Corporation evaluates the credit quality of its other loan portfolios, which includes residential real estate, consumer and lease financing loans, based primarily on the aging status of the loan and payment activity. Accordingly, loans on non-accrual status, loans past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings are considered to be nonperforming for purposes of credit quality evaluation. The following table presents the other loan portfolio based on the credit risk profile of loans that are performing and loans that are nonperforming. These balances do not include accrued interest:

		December 31, 2025							
		Term Loans at Amortized Cost Basis by Origination Year						Revolving	
		2025	2024	2023	2022	2021	Prior	Loans	Total
Residential									
First Liens	Performing	$ 64,142	$ 61,775	$ 39,526	$ 74,359	$ 60,920	$ 144,310	$ 1,786	$ 446,818
	Non-performing	—	70	—	—	45	1,456	—	$ 1,571
	Subtotal	$ 64,142	$ 61,845	$ 39,526	$ 74,359	$ 60,965	$ 145,766	$ 1,786	$ 448,389
	Current period gross charge-offs	$ -	$ 33	$ 31	$ -	$ -	$ 11	$ -	$ 75
Home Equity	Performing	$ 338	$ 938	$ 793	$ 650	$ 259	$ 1,284	$ 101,907	$ 106,169
	Non-performing	—	—	—	33	17	175	393	$ 618
	Subtotal	$ 338	$ 938	$ 793	$ 683	$ 276	$ 1,459	$ 102,300	$ 106,787
	Current period gross charge-offs	$ -	$ -	$ -	$ 22	$ -	$ 19	$ 10	$ 51
Junior Liens	Performing	$ 23,832	$ 13,403	$ 9,409	$ 9,145	$ 4,674	$ 9,676	$ 2,107	$ 72,246
	Non-performing	—	14	152	25	17	99	—	$ 307
	Subtotal	$ 23,832	$ 13,417	$ 9,561	$ 9,170	$ 4,691	$ 9,775	$ 2,107	$ 72,553
	Current period gross charge-offs	$ -	$ 30	$ -	$ -	$ -	$ 85	$ -	$ 115
Other Residential	Performing	$ 7,829	$ 6,807	$ 3,843	$ 4,991	$ 3,573	$ 1,757	$ —	$ 28,800
	Non-performing	—	—	—	—	49	8	—	$ 57
	Subtotal	$ 7,829	$ 6,807	$ 3,843	$ 4,991	$ 3,622	$ 1,765	$ —	$ 28,857
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ —
Consumer									
Motor Vehicle	Performing	$ 279,286	$ 168,244	$ 113,956	$ 76,182	$ 14,119	$ 5,441	$ 9	$ 657,237
	Non-performing	222	519	500	866	194	128	—	$ 2,429
	Subtotal	$ 279,508	$ 168,763	$ 114,456	$ 77,048	$ 14,313	$ 5,569	$ 9	$ 659,666
	Current period gross charge-offs	$ 759	$ 2,380	$ 2,279	$ 4,075	$ 713	$ 249	$ -	$ 10,455
Other Consumer	Performing	$ 4,776	$ 5,276	$ 2,726	$ 1,503	$ 1,137	$ 942	$ 11,842	$ 28,202
	Non-performing	2	67	67	19	35	12	65	$ 267
	Subtotal	$ 4,778	$ 5,343	$ 2,793	$ 1,522	$ 1,172	$ 954	$ 11,907	$ 28,469
	Current period gross charge-offs	$ 13	$ 246	$ 180	$ 53	$ 44	$ 24	$ 201	$ 761
Total	Performing	$ 380,203	$ 256,443	$ 170,253	$ 166,830	$ 84,682	$ 163,410	$ 117,651	$ 1,339,472
	Non-performing	224	670	719	943	357	1,878	458	$ 5,249
Total other loans		$ 380,427	$ 257,113	$ 170,972	$ 167,773	$ 85,039	$ 165,288	$ 118,109	$ 1,344,721

		December 31, 2024							
		Term Loans at Amortized Cost Basis by Origination Year						Revolving	
		2024	2023	2022	2021	2020	Prior	Loans	Total
Residential									
First Liens	Performing	$ 64,953	$ 47,930	$ 89,205	$ 69,090	$ 37,658	$ 136,805	$ 2,279	$ 447,920
	Non-performing	—	—	—	180	113	2,019	—	$ 2,312
	Subtotal	$ 64,953	$ 47,930	$ 89,205	$ 69,270	$ 37,771	$ 138,824	$ 2,279	$ 450,232
	Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 221	$ -	$ 221
Home Equity	Performing	$ 966	$ 562	$ 1,017	$ 31	$ 143	$ 1,149	$ 84,723	$ 88,591
	Non-performing	—	—	41	—	38	108	720	$ 907
	Subtotal	$ 966	$ 562	$ 1,058	$ 31	$ 181	$ 1,257	$ 85,443	$ 89,498
	Current period gross charge-offs	$ -	$ -	$ 22	$ -	$ -	$ 28	$ 51	$ 101
Junior Liens	Performing	$ 16,989	$ 12,371	$ 12,590	$ 6,431	$ 5,200	$ 9,229	$ 1,578	$ 64,388
	Non-performing	—	39	41	38	60	146	—	$ 324
	Subtotal	$ 16,989	$ 12,410	$ 12,631	$ 6,469	$ 5,260	$ 9,375	$ 1,578	$ 64,712
	Current period gross charge-offs	$ -	$ 15	$ -	$ -	$ -	$ -	$ -	$ 15
Other Residential	Performing	$ 17,542	$ 13,123	$ 6,960	$ 4,392	$ 628	$ 1,559	$ 53	$ 44,257
	Non-performing	—	—	—	80	5	36	—	$ 121
	Subtotal	$ 17,542	$ 13,123	$ 6,960	$ 4,472	$ 633	$ 1,595	$ 53	$ 44,378
	Current period gross charge-offs	$ -	$ -	$ -	$ 6	$ -	$ -	$ -	$ 6
Consumer									
Motor Vehicle	Performing	$ 247,368	$ 187,134	$ 139,251	$ 37,043	$ 20,130	$ 3,290	$ 11	$ 634,227
	Non-performing	144	346	1,112	398	286	59	—	$ 2,345
	Subtotal	$ 247,512	$ 187,480	$ 140,363	$ 37,441	$ 20,416	$ 3,349	$ 11	$ 636,572
	Current period gross charge-offs	$ 478	$ 2,692	$ 4,839	$ 1,751	$ 587	$ 97	$ -	$ 10,444
Other Consumer	Performing	$ 11,580	$ 6,883	$ 3,270	$ 2,161	$ 1,094	$ 576	$ 5,501	$ 31,065
	Non-performing	32	92	155	75	24	3	40	$ 421
	Subtotal	$ 11,612	$ 6,975	$ 3,425	$ 2,236	$ 1,118	$ 579	$ 5,541	$ 31,486
	Current period gross charge-offs	$ 50	$ 197	$ 121	$ 22	$ 16	$ 24	$ 182	$ 612
Total	Performing	$ 359,398	$ 268,003	$ 252,293	$ 119,148	$ 64,853	$ 152,608	$ 94,145	$ 1,310,448
	Non-performing	176	477	1,349	771	526	2,371	760	$ 6,430
Total other loans		$ 359,574	$ 268,480	$ 253,642	$ 119,919	$ 65,379	$ 154,979	$ 94,905	$ 1,316,878

8. PREMISES AND EQUIPMENT:

Premises and equipment are summarized as follows:

(Dollar amounts in thousands)	December 31,	
	2025	2024
Land	$ 20,449	$ 20,547
Building and leasehold improvements	77,577	77,248
Furniture and equipment	48,325	48,919
	146,351	146,714
Less accumulated depreciation	(67,769)	(65,206)
TOTAL	$ 78,582	$ 81,508

Aggregate depreciation expense was $6.9 million, $6.1 million and $5.4 million for 2025, 2024 and 2023, respectively.

The Company leases certain branch properties and equipment under operating leases. Rent expense was $1.5 million, $1.3 million, and $1.2 million for 2025, 2024, and 2023. Rent commitments, before considering renewal options that generally are present, were as follows:

2026	$ 1,292
2027	1,277
2028	1,178
2029	833
2030	729
Thereafter	4,046
	$ 9,355

See Note 19 for additional discussion on leases.

9. GOODWILL AND INTANGIBLE ASSETS:

The Corporation completed its annual impairment testing of goodwill during the fourth quarter of 2025 and 2024. Management does not believe any amount of goodwill is impaired.

Goodwill was as follows at year-end:

	2025	2024	2023
Beginning of year	$ 100,026	$ 86,985	$ 86,985
Acquired goodwill	—	13,041	—
Measurement period adjustments	(1,797)	—	—
Impairment	—	—	—
End of year	$ 98,229	$ 100,026	$ 86,985

Goodwill related to the acquisition of SimplyBank was decreased by $1.8 million in 2025 due to adjustments to income tax assets related to the filing of the final SimplyBank tax return.

Intangible assets subject to amortization at December 31, 2025 and 2024 are as follows:

(Dollar amounts in thousands)	2025		2024	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Core deposit intangible	$ 41,646	$ 25,412	$ 21,858	$ 17,159
Acquired core deposit intangible	—	—	19,788	2,942
	$ 41,646	$ 25,412	$ 41,646	$ 20,101

Aggregate amortization expense was $5.3 million, $3.8 million and $1.1 million for 2025, 2024 and 2023, respectively.

Estimated amortization expense for the next five years is as follows:

	In thousands
2026	$ 4,015
2027	2,995
2028	2,888
2029	2,471
2030	1,046

10.   DEPOSITS:

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at year-end 2025 and 2024 were $136.0 million and $145.0 million.

Scheduled maturities of time deposits for the next five years are as follows:

	(dollar amounts in thousands)
2026	$ 660,813
2027	23,100
2028	9,205
2029	4,005
2030	2,573

Related party deposits from principal officers, directors and their affiliates at December 31, 2025 and 2024 were $26.7 million and $54.5 million, respectively.

11.   SHORT-TERM BORROWINGS:

A summary of the carrying value of the Corporation's short-term borrowings at December 31, 2025 and 2024 is presented below:

(Dollar amounts in thousands)	2025	2024
Federal Funds Purchased	$ 257,825	$ 154,250
Repurchase Agreements	34,643	32,807
	$ 292,468	$ 187,057

(Dollar amounts in thousands)	2025	2024
Average amount outstanding	$ 162,550	$ 97,112
Maximum amount outstanding at a month end	292,468	187,057
Average interest rate during year	4.00 %	4.41 %
Interest rate at year-end	3.39 %	3.90 %

Federal funds purchased are generally due in one day and bear interest at market rates. The Corporation enters into sales of securities under agreements to repurchase. The amounts received under these agreements represent short-term borrowings and are reflected as a liability in the consolidated balance sheets. The securities underlying these agreements are included in investment securities in the consolidated balance sheets. The Corporation has no control over the market value of the securities, which fluctuates due to market conditions. However, the Corporation is obligated to promptly transfer additional securities if the market value of the securities falls below the repurchase agreement price. The Corporation manages this risk by maintaining an unpledged securities portfolio that it believes is sufficient to cover a decline in the market value of the securities sold under agreements to repurchase.

Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance. The Corporation maintains possession of and control over these securities.

Repurchase Agreements	December 31, 2025 Remaining Contractual Maturity of the Agreements				
(Dollar amounts in thousands)	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Mortgage Backed Securities - Residential and Collateralized Mortgage Obligations	$ 27,514	$ 351	$ 3,978	$ 2,800	$ 34,643

Repurchase Agreements	December 31, 2024 Remaining Contractual Maturity of the Agreements				
(Dollar amounts in thousands)	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Mortgage Backed Securities - Residential and Collateralized Mortgage Obligations	$ 24,380	$ 552	$ 5,150	$ 2,725	$ 32,807

12.   OTHER BORROWINGS:

Other borrowings at December 31, 2025 and 2024 are summarized as follows:

(Dollar amounts in thousands)	2025	2024
FHLB advances	$ 175,708	$ 7,287
Notes payable	12,500	20,833
TOTAL	$ 188,208	$ 28,120

The aggregate minimum annual retirements of other borrowings are as follows:

2026	$	175,000
2027		13,208
2028		—
2029		—
2030		—
Thereafter		—
	$	188,208

At December 31, 2025 and 2024, other borrowings are summarized as follows: The Corporation's subsidiary bank is a member of the Federal Home Loan Bank (FHLB) and accordingly is permitted to obtain advances. There are $175.7 million of advances from the FHLB at December 31, 2025, and $7.3 million of advances at December 31, 2024, which accrue interest, payable monthly, at annual rates, primarily fixed, varying from 2.10% to 4.53% in 2025 and 0.68% to 5.54% during the year in 2024. FHLB advances are, generally, due in full at maturity. They are secured by eligible securities totaling $26.3 million at December 31, 2025, and $55.9 million at December 31, 2024, and a blanket pledge on real estate loan collateral. Based on this collateral and the Corporation's holdings of FHLB stock, the Corporation is eligible to borrow up to $341.5 million at year end 2025. Certain advances may be prepaid, without penalty, prior to maturity. The FHLB can adjust the interest rate from fixed to variable on certain advances, but those advances may then be prepaid, without penalty. In addition the Corporation secured a note payable to a commercial bank in the second quarter 2024. The balance at December 31, 2025 is $12.5 million.

13. REVENUE FROM CONTRACTS WITH CUSTOMERS:

All of the Corporation's revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income. The following table presents the Corporation's sources of Non-Interest Income for the years ended December 31, 2025 and 2024. Items outside the scope of ASC 606 are noted as such.

		Years Ended December 31,		
(Dollar amounts in thousands)		2025		2024
Non-interest income				
Service charges on deposits and debit card fee income	$	31,388	$	29,653
Trust and financial services		5,777		5,468
Interchange income		755		655
Net gains on sales of loans [a]		1,453		1,153
Loan servicing fees [a]		1,170		1,259
Net gains/(losses) on sales of securities [a]		(4,600)		103
Other service charges and fees [a]		1,097		999
Other [b]		4,932		3,482
Total non-interest income	$	41,972	$	42,772

[a] Not within the scope of ASC 606.
[b] The Other category includes gains/(losses) on the sale of OREO for the years ended December 31, 2025 and December 31, 2024, totaling $(113) thousand and $100 thousand, respectively, which is within the scope of ASC 606; the remaining balance is outside the scope of ASC 606.

Service charges on deposits and debit card fee income: The Corporation earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Corporation fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Corporation satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Asset management fees: The Corporation earns asset management fees from its contracts with trust customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Corporation provides the contracted monthly or quarterly services and are generally assessed based on a tiered scale of the market value of assets under management at month-end. Fees that are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e. the trade date. Other related services provided and the fees the Corporation earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Interchange income: The Corporation earns interchange fees from debit and credit cardholder transactions conducted through the payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gains/Losses on sales of OREO: The Corporation records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Corporation finances the sale of OREO to the buyer, the Corporation assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Corporation adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

14. INCOME TAXES:

Income tax expense is summarized as follows:

(Dollar amounts in thousands)	2025		2024		2023	
Federal:						
Currently payable	$	15,465	$	11,028	$	9,047
Deferred		513		(3,067)		263
		15,978		7,961		9,310
State:						
Currently payable		3,255		2,131		2,302
Deferred		273		(213)		209
		3,528		1,918		2,511
TOTAL	$	19,506	$	9,879	$	11,821

The Corporation has no foreign operations and therefore no foreign tax expense.

The reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate of 21% to income before income taxes is summarized as follows:

(Dollar amounts in thousands)	2025			2024			2023		
		Amount	Rate		Amount	Rate		Amount	Rate
Federal income taxes computed at the statutory rate	$	20,730	21.0 %	$	12,002	21.0 %	$	15,223	21.0 %
Effect of:									
State tax, net of federal benefit [1]		2,787	2.8		1,515	2.6		1,984	2.7
Tax credits									
Low Income Housing Tax Credits[2]		(871)	(0.9)		(542)	(0.9)		(1,720)	(2.4)
Nontaxable or nondeductible items									
Tax Exempt Interest Income, net of TEFRA		(2,758)	(2.8)		(2,905)	(5.1)		(2,942)	(4.1)
Tax Exempt BOLI Income		(533)	(0.5)		(490)	(0.8)		(607)	(0.8)
Nondeductible compensation		733	0.7		293	0.5		193	0.3
Other		(141)	(0.1)		5	0.0		(18)	0.0
Other adjustments		(441)	(0.4)		1	0.0		(292)	(0.4)
Effective tax rate	$	19,506	19.8 %	$	9,879	17.3 %	$	11,821	16.3 %

(1) States and local jurisdictions that make up the majority (greater than 50 percent) of the tax effect in this category include Illinois and Indiana for 2025, 2024, and 2023.
(2) Includes tax credits, other tax benefits, and certain costs associated with LIHTC investments. The amortization related to LIHTC investments is recognized in income tax expense in 2025 and 2024 with the adoption of PAM on January 1, 2024, and net with credit on this table. In 2023, the amortization was recorded in other noninterest expense.

Income taxes were paid as follows:

(Dollar amounts in thousands)	2025		2024		2023	
		Amount		Amount		Amount
Federal income taxes	$	10,305	$	8,830	$	9,450
State and local[1]						
Illinois		1,095		700		958
Indiana		770		975		442
Other		960		(25)		500
TOTAL	$	13,130	$	10,480	$	11,350

(1) The amount of income taxes paid to a particular state or jurisdiction is disclosed only for those states and jurisdictions that meet the 5% disaggregation threshold in a given year. Taxes paid to states and jurisdictions that do not meet the 5% disaggregation threshold in a given year are included in Other.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2025 and 2024, are as follows:

(Dollar amounts in thousands)	2025	2024
Deferred tax assets:		
Other than temporary impairment	$ 742	$ 742
Net unrealized losses on retirement plans	1,108	1,493
Net unrealized loss on available for sale securities	24,861	38,000
Loan loss provisions	11,970	11,543
Unfunded commitments	730	530
Deferred compensation	1,239	1,863
Compensated absences	328	814
Post-retirement benefits	1,115	1,188
Lease liability	1,882	1,953
Other	3,923	4,147
GROSS DEFERRED ASSETS	47,898	62,273
Deferred tax liabilities:		
Depreciation	(629)	(236)
Mortgage servicing rights	(120)	(204)
Pensions	(1,918)	(1,594)
Right-of-use asset	(1,842)	(1,927)
Intangibles	(5,892)	(6,246)
Purchase accounting	(333)	(189)
Other	(3,457)	(3,860)
GROSS DEFERRED LIABILITIES	(14,191)	(14,256)
NET DEFERRED TAX ASSETS	$ 33,707	$ 48,017

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollar amounts in thousands)	2025	2024	2023
Balance at January 1	$ 778	$ 826	$ 858
Additions based on tax positions related to the current year	166	126	74
Additions based on tax positions related to prior years	—	—	—
Reductions due to the statute of limitations	(298)	(174)	(106)
Balance at December 31	$ 646	$ 778	$ 826

Of this total, $646 thousand represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2025, 2024 and 2023 was an expense increase of $15 thousand, an increase of $8 thousand, and an increase of $18 thousand, respectively. The amount accrued for interest and penalties at December 31, 2025, 2024 and 2023 was $144 thousand, $129 thousand and $121 thousand, respectively.

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Indiana, Illinois, Kentucky, Tennessee, Georgia, and other states. The Corporation is no longer subject to examination by taxing authorities for years before 2022.

15.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include conditional commitments and commercial letters of credit. The financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. The Corporation's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is limited generally by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.

Commitment and contingent liabilities are summarized as follows at December 31:

(Dollar amounts in thousands)		2025		2024
Home Equity	$	104,668	$	98,226
Commercial Operating Lines		683,933		611,036
Other Commitments		135,445		143,529
TOTAL	$	924,046	$	852,791
Commercial letters of credit	$	14,844	$	12,725

The majority of commercial operating lines and home equity lines are variable rate, while the majority of other commitments to fund loans are fixed rate. Fixed rate commitments had a range of interest rates from 5.75% to 9.00% in 2025. In 2024 this range of rates was from 6.25% to 9.75%. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. The approximate duration of these commitments is generally one year or less.

Derivatives: The Corporation enters into derivative instruments for the benefit of its customers. At the inception of a derivative contract, the Corporation designates the derivative as an instrument with no hedging designation ("standalone derivative"). Changes in the fair value of derivatives are reported currently in earnings as non-interest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income.

First Financial Bank offers clients the ability on certain transactions to enter into interest rate swaps. Typically, these are pay fixed, receive floating swaps used in conjunction with commercial loans. These derivative contracts do not qualify for hedge accounting. The Bank hedges the exposure to these contracts by entering into offsetting contracts with substantially matching terms. The notional amount of these interest rate swaps was $115.7 million and $113.9 million at December 31, 2025 and 2024. The fair value of these contracts combined was zero, as gains offset losses. The gross losses associated with these interest rate swaps was $2.7 million and $3.1 million at December 31, 2025 and 2024. These balances are included in other assets and other liabilities.

16.   RETIREMENT PLANS:

Employees of the Corporation are covered by a retirement program that consists of a defined benefit plan and an employee stock ownership plan (ESOP). Plan assets consist primarily of the Corporation's stock and obligations of U.S. Government agencies. Benefits under the defined benefit plan are actuarially determined based on an employee's service and compensation, as defined, and funded as necessary. This plan was frozen for the majority of employees as of December 31, 2012.Those employees will be eligible to participate in a 401K plan that the Corporation can contribute a discretionary match of the pay contributed by the employee. In addition the ESOP plan will continue in place for all employees.

Assets in the ESOP are considered in calculating the funding to the defined benefit plan required to provide such benefits. Any shortfall of benefits under the ESOP are to be provided by the defined benefit plan. The ESOP may provide benefits beyond those determined under the defined benefit plan. Contributions to the ESOP are determined by the Corporation's Board of Directors. The Corporation made contributions to the defined benefit plan of $1.2 million, $3.4 million, and zero in 2025, 2024 and 2023. The Corporation contributed $1.66 million, $1.67 million and $1.52 million to the ESOP in 2025, 2024 and 2023. There were contributions of $1.5 million, $1.4 million and $1.3 million to the ESOP for employees no longer participating in the defined benefit plan in 2025, 2024 and 2023 respectively.

The Corporation uses a measurement date of December 31.

Net periodic benefit cost and other amounts recognized in other comprehensive income included the following components:

(Dollar amounts in thousands)	2025	2024	2023
Service cost - benefits earned	$ 431	$ 565	$ 628
Interest cost on projected benefit obligation	4,065	3,788	3,824
Expected return on plan assets	(4,374)	(4,205)	(3,879)
Net amortization and deferral	—	435	752
Net periodic pension cost	122	583	1,325
Net loss (gain) during the period	(3,696)	(6,063)	(1,761)
Amortization of prior service cost	—	—	—
Amortization of unrecognized (gain) loss	—	(435)	(752)
Total recognized in other comprehensive (income) loss	(3,696)	(6,498)	(2,513)
Total recognized net periodic pension cost and other comprehensive income	$ (3,574)	$ (5,915)	$ (1,188)

The information below sets forth the change in projected benefit obligation, reconciliation of plan assets, and the funded status of the Corporation's retirement program. Actuarial present value of benefits is based on service to date and present pay levels.

(Dollar amounts in thousands)	2025	2024
Change in benefit obligation:		
Benefit obligation at January 1	$ 80,391	$ 84,523
Service cost	431	565
Interest cost	4,065	3,788
Actuarial (gain) loss	5,276	(3,355)
Benefits paid	(6,331)	(5,130)
Benefit obligation at December 31	83,832	80,391
Reconciliation of fair value of plan assets:		
Fair value of plan assets at January 1	79,520	74,117
Actual return on plan assets	13,346	6,913
Employer contributions	1,421	3,620
Benefits paid	(6,331)	(5,130)
Fair value of plan assets at December 31	87,956	79,520
Funded status at December 31 (plan assets less benefit obligation)	$ 4,124	$ (871)

Amounts recognized in accumulated other comprehensive income at December 31, 2025 and 2024 consist of:

(Dollar amounts in thousands)	2025	2024
Net loss (gain)	$ 1,762	$ 5,458
Prior service cost (credit)	—	—
	$ 1,762	$ 5,458

The accumulated benefit obligation for the defined benefit pension plan was $81.8 million and $78.0 million at year-end 2025 and 2024.

Principal assumptions used to determine pension benefit obligation at year end:	2025	2024
Discount rate	5.21 %	5.54 %
Rate of increase in compensation levels	3.00	3.00

Principal assumptions used to determine net periodic pension cost:	2025	2024
Discount rate	5.54 %	4.83 %
Rate of increase in compensation levels	3.00	3.00
Expected long-term rate of return on plan assets	6.00	6.00

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. Management estimated the rate by which plan assets would perform based on historical experience as adjusted for changes in asset allocations and expectations for future return on equities as compared to past periods.

Plan Assets — The Corporation's pension plan weighted-average asset allocation for the years 2025 and 2024 by asset category are as follows:

ASSET CATEGORY	Pension Plan Target Allocation 2025	ESOP Target Allocation 2025	Pension Percentage of Plan Assets at December 31, 2025	Pension Percentage of Plan Assets at December 31, 2024	ESOP Percentage of Plan Assets at December 31, 2025	ESOP Percentage of Plan Assets at December 31, 2024
Equity securities	25-75 %	95-99 %	64 %	65 %	99 %	98 %
Debt securities	0-50 %	0-0 %	31 %	30 %	— %	— %
Other	0-20 %	0-5 %	5 %	5 %	1 %	2 %
TOTAL			100 %	100 %	100 %	100 %

Fair Value of Plan Assets — Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Corporation used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Equity, Debt, Investment Funds and Other Securities — The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

The fair value of the plan assets at December 31, 2025 and 2024, by asset category, is as follows:

(Dollar amounts in thousands)	Total	Fair Value Measurements at December 31, 2025 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Measurements at December 31, 2025 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2025 Using: Significant Observable Inputs (Level 3)
Plan assets				
Equity securities	$ 66,078	$ 66,078	$ —	$ —
Debt securities	11,456	—	11,456	—
Investment Funds	10,422	10,422	—	—
Total plan assets	$ 87,956	$ 76,500	$ 11,456	$ —

(Dollar amounts in thousands)	Total	Fair Value Measurements at December 31, 2024 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Measurements at December 31, 2024 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2024 Using: Significant Observable Inputs (Level 3)
Plan assets				
Equity securities	$ 57,590	$ 57,590	$ —	$ —
Debt securities	10,665	—	10,665	—
Investment Funds	11,265	11,265	—	—
Total plan assets	$ 79,520	$ 68,855	$ 10,665	$ —

The investment objective for the retirement program is to maximize total return without exposure to undue risk. Asset allocation favors equities. This target includes the Corporation's ESOP, which is fully invested in corporate stock. Other investment allocations include fixed income securities and cash.

The plan is prohibited from investing in the following: private placement equity and debt transactions; letter stock and uncovered options; short-sale margin transactions and other specialized investment activity; and fixed income or interest rate futures. All other investments not prohibited by the plan are permitted.

Equity securities in the defined benefit plan include First Financial Corporation common stock in the amount of $19.7 million (22 percent of total plan assets) and $16.5 million (21 percent of total plan assets) at December 31, 2025 and 2024, respectively. In addition the ESOP for non plan participants holds an estimated $13.6 million and $9.7 million of First Financial Corporation stock at December 31, 2025 and December 31, 2024 respectively. Other equity securities are predominantly stocks in large cap U.S. companies.

Contributions — The Corporation expects to contribute $1.6 million to its pension plan and $556 thousand to its ESOP in 2026.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

PENSION BENEFITS
(Dollar amounts in thousands)

2026	$ 5,036
2027	5,178
2028	5,316
2029	5,404
2030	5,476
2031-2035	27,601

Supplemental Executive Retirement Plan — The Corporation has established a Supplemental Executive Retirement Plan (SERP) for certain executive officers. The provisions of the SERP allow the Plan's participants who are also participants in the Corporation's defined benefit pension plan to receive supplemental retirement benefits to help recompense for benefits lost due to the imposition of IRS limitations on benefits under the Corporation's tax qualified defined benefit pension plan. Expenses related to the plan were $760 thousand in 2025 and $481 thousand in 2024 and $517 thousand in 2023. The plan is unfunded and has a measurement date of December 31. The amounts recognized in other comprehensive income in the current year are as follows:

(Dollar amounts in thousands)	2025	2024	2023
Net loss (gain) during the period	$ 1,747	$ 781	$ (144)
Amortization of prior service cost	—	—	—
Amortization of unrecognized (gain) loss	(171)	(37)	(84)
Total recognized in other comprehensive (income) loss	$ 1,576	$ 744	$ (228)

The Corporation has $10.8 million and $9.0 million recognized in the balance sheet as a liability at December 31, 2025 and 2024. Amounts in accumulated other comprehensive income consist of $3.2 million net loss at December 31, 2025 and $1.7 million net loss at December 31, 2024.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

(Dollar amounts on thousands)

2026	$ 539
2027	636
2028	635
2029	634
2030	633
2031-2035	4,804

Post-retirement medical benefits — The Corporation also provides medical benefits to certain employees subsequent to their retirement. The Corporation uses a measurement date of December 31. Accrued post-retirement benefits as of December 31, 2025 and 2024 are as follows:

(Dollar amounts in thousands)	December 31, 2025	December 31, 2024
Change in benefit obligation:		
Benefit obligation at January 1	$ 2,661	$ 3,190
Service cost	20	16
Interest cost	157	137
Plan participants' contributions	108	94
Actuarial (gain)	386	(471)
Benefits paid	(330)	(305)
Benefit obligation at December 31	$ 3,002	$ 2,661
Funded status at December 31	$ 3,002	$ 2,661

Amounts recognized in accumulated other comprehensive income consist of a net gain of $417 thousand at December 31, 2025 and $851 thousand net gain at December 31, 2024. The post-retirement benefits paid in 2025 and 2024 of $330 thousand and $305 thousand, respectively, were fully funded by company and participant contributions.

There is no estimated transition obligation for the post-retirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year.

Weighted average assumptions at December 31:

	December 31, 2025	December 31, 2024
Discount rate	5.10 %	5.54 %
Initial weighted health care cost trend rate	5.00 %	5.00 %
Ultimate health care cost trend rate	5.00	5.00
Year that the rate is assumed to stabilize and remain unchanged	2026	2025

Post-retirement health benefit expense included the following components:

(Dollar amounts in thousands)	Years Ended December 31, 2025	2024	2023
Service cost	$ 20	$ 16	$ 21
Interest cost	157	137	153
Amortization of net actuarial loss (gain)	(48)	(79)	(53)
Net periodic benefit cost	129	74	121
Net loss (gain) during the period	386	(471)	34
Amortization of prior service cost	48	79	53
Total recognized in other comprehensive income (loss)	434	(392)	87
Total recognized net periodic benefit cost and other comprehensive income	$ 563	$ (318)	$ 208

Contributions — The Corporation expects to contribute $244 thousand to its other post-retirement benefit plan in 2026.

Estimated Future Payments — The following benefit payments, which reflect expected future service, are expected:

(Dollar amounts in thousands)		
2026	$	244
2027		239
2028		237
2029		234
2030		232
2031-2035		1,114

17. STOCK BASED COMPENSATION:

On February 5, 2011, the Corporation's Board of Directors adopted and approved the First Financial Corporation 2011 Omnibus Equity Incentive Plan (the "2011 Stock Incentive Plan") effective upon the approval of the Plan by the Corporation's shareholders, which occurred on April 20, 2011 at the Corporation's annual meeting of shareholders. The 2011 Stock Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and incentive awards. An aggregate of 700,000 shares of common stock were reserved for issuance under the 2011 Stock Incentive Plan. A total of 320,763 shares of restricted common stock of the Corporation were granted under the 2011 Stock Incentive Plan. On April 21, 2021 at the Corporation's annual meeting of shareholders, the shareholders approved the First Financial Corporation Amended and Restated 2011 Omnibus Equity Incentive Plan ("2011 Amended Plan"). An aggregate of 400,000 shares of common stock are reserved for issuance under the 2011 Amended Plan. Shares issuable under the 2011 Amended Plan may be authorized and unissued shares of common stock or treasury shares.

During the first quarter of 2025 and 2024, the Compensation Committee of the Board of Directors of the Company granted restricted stock awards to certain executive officers pursuant to the Corporation's annual performance-based stock incentive bonus plan. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the grant date. The value of the awards was determined by dividing the award amount by the median price of a share of Company common stock on the grant dates. The restricted stock awards vest as follows — 33% on the first anniversary, 33% on the second anniversary and the remaining 34% on the third anniversary of the earned date. The Corporation has the right to retain shares to satisfy any withholding tax obligation. A total of 25,134 shares and 27,803 shares of restricted common stock of the Corporation were granted under the 2011 Amended Plan in 2025 and 2024, respectively. A total of 284,997 remain to be granted under this plan.

Restricted Stock

Restricted stock awards require certain service-based or performance requirements and have a vesting period of 3 years. Compensation expense is recognized over the vesting period of the award based on the fair value of the stock at the date of issue. Compensation related to the plan was $931 thousand, $1.3 million, and $895 thousand in 2025, 2024 and 2023, respectively.

	2025		2024	
		Weighted Average		Weighted Average
	Number	Grant Date	Number	Grant Date
(shares in thousands)	Outstanding	Fair Value	Outstanding	Fair Value
Nonvested balance at January 1,	10,629	39.63	21,047	45.15
Granted during the year	25,134	48.95	27,803	37.45
Vested during the year	(20,143)	46.20	(32,432)	41.13
Forfeited during the year	—	—	(5,789)	40.85
Nonvested balance at December 31,	15,620	46.15	10,629	39.63

As of December 31, 2025 and 2024, there was $432 thousand and $421 thousand, respectively of total unrecognized compensation cost related to non-vested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of the shares vested during the years ended December 31, 2025 and 2024 was $1.2 million and $1.5 million, respectively.

18.   OTHER COMPREHENSIVE INCOME (LOSS):

The following table summarizes the changes, net of tax within each classification of accumulated other comprehensive income for the years ended December 31, 2025 and 2024.

(Dollar amounts in thousands)	Unrealized gains and (Losses) on available-for-sale Securities	2025 Retirement plans	Total
Beginning balance, January 1,	$ (127,807)	$ (4,478)	$ (132,285)
Change in other comprehensive income (loss) before reclassification	40,999	1,144	42,143
Amounts reclassified from accumulated other comprehensive income	3,450	11	3,461
Net current period other comprehensive income (loss)	44,449	1,155	45,604
Ending balance, December 31,	$ (83,358)	$ (3,323)	$ (86,681)

(Dollar amounts in thousands)	Unrealized gains and (Losses) on available-for-sale Securities	2024 Retirement plans	Total
Beginning balance, January 1,	$ (118,000)	$ (9,087)	$ (127,087)
Change in other comprehensive income (loss) before reclassification	(9,730)	4,315	(5,415)
Amounts reclassified from accumulated other comprehensive income	(77)	294	217
Net current period other comprehensive income (loss)	(9,807)	4,609	(5,198)
Ending balance, December 31,	$ (127,807)	$ (4,478)	$ (132,285)

(Dollar amounts in thousands)	Balance at 1/1/2025	Current Period Change	Balance at 12/31/2025
Unrealized gains (losses) on securities available-for-sale without other than temporary impairment	$ (129,979)	$ 44,483	$ (85,496)
Unrealized gains (losses) on securities available-for-sale with other than temporary impairment	2,172	(34)	2,138
Total unrealized gain (loss) on securities available-for-sale	$ (127,807)	$ 44,449	$ (83,358)
Unrealized gain (loss) on retirement plans	(4,478)	1,155	(3,323)
TOTAL	$ (132,285)	$ 45,604	$ (86,681)

(Dollar amounts in thousands)	Balance at 1/1/2024	Current Period Change	Balance at 12/31/2024
Unrealized gains (losses) on securities available-for-sale without other than temporary impairment	$ (120,252)	$ (9,727)	$ (129,979)
Unrealized gains (losses) on securities available-for-sale with other than temporary impairment	2,252	(80)	2,172
Total unrealized income (loss) on securities available-for-sale	$ (118,000)	$ (9,807)	$ (127,807)
Unrealized gain (loss) on retirement plans	(9,087)	4,609	(4,478)
TOTAL	$ (127,087)	$ (5,198)	$ (132,285)

Details about accumulated other comprehensive income components	Year Ended December 31, 2025 Amount reclassified from accumulated other comprehensive income (in thousands)		Affected line item in the statement where net income is presented
Unrealized gains and losses	$	(4,600)	Net securities gains (losses)
on available-for-sale		1,150	Income tax expense
securities	$	(3,450)	Net of tax
Amortization of	$	(15)(a)	Salary and benefits
retirement plan items		4	Income tax expense
	$	(11)	Net of tax
Total reclassifications for the period	$	(3,461)	Net of tax

(a) Included in the computation of net periodic benefit cost which is included in salaries and benefits. (see Footnote 16 for additional details).

Details about accumulated other comprehensive income components	Year Ended December 31, 2024 Amount reclassified from accumulated other comprehensive income (in thousands)		Affected line item in the statement where net income is presented
Unrealized gains and losses	$	103	Net securities gains (losses)
on available-for-sale		(26)	Income tax expense
securities	$	77	Net of tax
Amortization of	$	(392)(a)	Salary and benefits
retirement plan items		98	Income tax expense
	$	(294)	Net of tax
Total reclassifications for the period	$	(217)	Net of tax

(a) Included in the computation of net periodic benefit cost which is included in salaries and benefits. (see Footnote 16 for additional details).

Details about accumulated other comprehensive income components	Balance at December 31, 2023 Amount reclassified from accumulated other comprehensive income (in thousands)		Affected line item in the statement where net income is presented
Unrealized gains and losses	$	(1)	Net securities gains (losses)
on available-for-sale		—	Income tax expense
securities	$	(1)	Net of tax
Amortization of	$	(752)(a)	
retirement plan items		188	Income tax expense
	$	(564)	Net of tax
Total reclassifications for the period	$	(565)	Net of tax

(a) Included in the computation of net periodic benefit cost which is included in salaries and benefits. (see Footnote 16 for additional details).

19. LEASES:

The Corporation leases certain branches under operating leases. At December 31, 2025, the Corporation had lease liabilities totaling $7,547,000 and right-of-use assets totaling $7,386,000 related to these leases. Lease liabilities and right-of-use assets are reflected in other liabilities and other assets, respectively. For the year ended December 31, 2024, the weighted average remaining lease term for operating leases was 10.1 years and the weighted average discount rate used in the measurement of operating lease liabilities was 3.32%.

The calculated amount of the lease liabilities and right-of-use assets are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Corporation's lease agreements often include one or more options to renew at the Corporation's discretion. If at lease inception, the Corporation considers the exercising of a renewal option to be reasonably certain, the Corporation will include the extended term in the calculation of the lease liability and right-of-use asset. Regarding the discount rate, the new standard requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Corporation utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

The following table represents lease costs and other lease information. As the Corporation elected, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities.

Lease costs were as follows:

(Dollar amounts in thousands)	Year Ended December 31, 2025		Year Ended December 31, 2024	
Operating lease cost	$	1,421	$	1,190
Short-term lease cost		44		115
Variable lease cost		5		19
Total lease cost	$	1,470	$	1,324
Other information:				
Cash paid for amounts included in the measurement of operating lease liabilities		1,265		1,098
Right-of-use assets obtained in exchange for new operating lease liabilities		713		3,262

Future minimum payments for operating leases with initial or remaining terms of one year or more as of December 31, 2025 were as follows:

(Dollar amounts in thousands)	December 31, 2025	
Twelve Months Ended December 31,		
2026	$	1,292
2027		1,277
2028		1,178
2029		833
2030		729
Thereafter		4,046
Total Future Minimum Lease Payments		9,355
Amounts Representing Interest		(1,808)
Present Value of Net Future Minimum Lease Payments	$	7,547

20.   REGULATORY MATTERS:

The Corporation and its bank affiliate are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements.

Further, the Corporation's primary source of funds to pay dividends to shareholders is dividends from its subsidiary bank and compliance with these capital requirements can affect the ability of the Corporation and its banking affiliate to pay dividends. At December 31, 2025, $35.7 million of undistributed earnings of the subsidiary bank, included in consolidated retained earnings, were available for distribution to the Corporation with regulatory approval. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios of Total, Common equity tier I capital and Tier I Capital to risk-weighted assets, and of Tier I Capital to average assets. Under the Basel III rules, the Corporation must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital.

Management believes, as of December 31, 2025 and 2024, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2025, the most recent notification from the respective regulatory agencies categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank must maintain minimum total risk-based, Common equity tier I capital, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the bank's category.

The following table presents the actual and required capital amounts and related ratios for the Corporation and First Financial Bank, N.A., at year-end 2025 and 2024.

(Dollar amounts in thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions Ratio
Total risk-based capital						
Corporation – 2025	$ 671,082	14.22 %	$ 495,387	10.500 %	N/A	N/A
Corporation – 2024	606,487	13.46 %	$ 472,950	10.500 %	N/A	N/A
First Financial Bank – 2025	662,603	14.14 %	492,180	10.500 %	468,743	10.00 %
First Financial Bank – 2024	615,765	13.81 %	468,183	10.500 %	445,889	10.00 %
Common equity tier I capital						
Corporation – 2025	$ 623,087	13.21 %	$ 330,258	7.000 %	N/A	N/A
Corporation – 2024	559,755	12.43 %	$ 315,300	7.000 %	N/A	N/A
First Financial Bank – 2025	614,609	13.11 %	328,120	7.000 %	304,683	6.50 %
First Financial Bank – 2024	569,033	12.76 %	312,122	7.000 %	289,828	6.50 %
Tier I risk-based capital						
Corporation – 2025	$ 623,087	13.21 %	$ 401,028	8.500 %	N/A	N/A
Corporation – 2024	559,755	12.43 %	$ 382,864	8.500 %	N/A	N/A
First Financial Bank – 2025	614,609	13.11 %	398,431	8.500 %	374,994	8.00 %
First Financial Bank – 2024	569,033	12.76 %	379,005	8.500 %	356,711	8.00 %
Tier I leverage capital						
Corporation – 2025	$ 623,087	11.25 %	$ 221,613	4.00 %	N/A	N/A
Corporation – 2024	559,755	10.38 %	$ 215,779	4.00 %	N/A	N/A
First Financial Bank – 2025	614,609	10.82 %	227,286	4.00 %	284,107	5.00 %
First Financial Bank – 2024	569,033	10.26 %	221,899	4.00 %	277,374	5.00 %

In December 2018, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations' implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the day-one adverse effects on regulatory capital that may result from the adoption of the new accounting standard. In March 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC published an interim final rule to delay the estimated impact on regulatory capital stemming from the implementation of CECL. The interim final rule maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). The Corporation did not adopt the capital transition relief.

21. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:

The parent company's condensed balance sheets as of December 31, 2025 and 2024, and the related condensed statements of income and comprehensive income and cash flows for each of the three years in the period ended December 31, 2025, are as follows:

CONDENSED BALANCE SHEETS

(Dollar amounts in thousands)	December 31, 2025		December 31, 2024	
ASSETS				
Cash deposits in affiliated banks	$	20,470	$	4,291
Investments in subsidiaries		640,560		556,489
Land and headquarters building, net		8,214		8,518
Other		24,152		44,553
Total Assets	$	693,396	$	613,851
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities				
Notes payable		12,500		20,833
Dividends payable		6,650		6,032
Other liabilities		23,377		37,945
TOTAL LIABILITIES		42,527		64,810
Shareholders' Equity		650,869		549,041
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	693,396	$	613,851

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Dollar amounts in thousands)	Years Ended December 31, 2025		2024		2023	
Dividends from subsidiaries	$	43,383	$	45,166	$	2,818
Securities interest income		1		52		7
Other income		1,494		1,497		1,476
Interest on borrowings		(1,230)		(821)		—
Other operating expenses		(4,022)		(4,804)		(3,719)
Income before income taxes and equity in undistributed earnings of subsidiaries		39,626		41,090		582
Income tax benefit		1,115		1,101		684
Income before equity in undistributed earnings of subsidiaries		40,741		42,191		1,266
Equity in undistributed earnings of subsidiaries		38,467		5,084		59,406
Net income	$	79,208	$	47,275	$	60,672
Comprehensive income (loss)	$	124,812	$	42,077	$	73,559

CONDENSED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)	Years Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 79,208	$ 47,275	$ 60,672
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	309	308	307
Equity in undistributed earnings	(38,467)	(5,084)	(59,406)
Contribution of shares to ESOP	1,661	1,665	1,518
Restricted stock compensation	931	1,334	895
Increase (decrease) in other liabilities	(14,568)	1,242	(3,590)
(Increase) decrease in other assets	20,401	(7,568)	5,136
NET CASH FROM OPERATING ACTIVITIES	49,475	39,172	5,532
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available-for-sale acquired from dissolution of FFBRM	—	—	(1,407)
Maturities of available for sale securities	—	1,407	—
(Increase) decrease in premises and equipment	(5)	(4)	(13)
Cash received (disbursed) from acquisitions	—	(73,400)	—
NET CASH FROM INVESTING ACTIVITIES	(5)	(71,997)	(1,420)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	—	25,000	—
Principal payments on borrowings	(8,333)	(4,167)	—
Purchase of treasury stock	(795)	(376)	(11,514)
Dividends paid	(24,163)	(21,248)	(15,383)
NET CASH FROM FINANCING ACTIVITES	(33,291)	(791)	(26,897)
NET (DECREASE) INCREASE IN CASH	16,179	(33,616)	(22,785)
CASH, BEGINNING OF YEAR	4,291	37,907	60,692
CASH, END OF YEAR	$ 20,470	$ 4,291	$ 37,907
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,230	$ 821	$ —
Income taxes	$ 13,130	$ 10,480	$ 11,350

22. SUBSEQUENT EVENTS (UNAUDITED):

On March 1, 2026, First Financial Corporation, an Indiana corporation ("First Financial"), and First Financial Bank, N.A. ("First Financial Bank"), a wholly owned subsidiary of First Financial completed their previously announced acquisition of CedarStone Financial, Inc., a Tennessee corporation ("CedarStone") and CedarStone Bank, a wholly owned subsidiary of CedarStone ("CedarStone Bank"), pursuant to the Agreement and Plan of Reorganization by and among First Financial, First Financial Bank, CedarStone, and CedarStone Bank, dated as of November 6, 2025 (the "Merger Agreement"). On the terms and subject to the conditions set forth in the Merger Agreement, CedarStone merged into First Financial, with First Financial as the surviving entity, and CedarStone Bank merged into First Financial Bank, with First Financial Bank as the surviving entity (the "Merger").

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, First Financial paid $19.12 per share in cash for each share of CedarStone's common stock outstanding. The aggregate value of the transaction was approximately $25.0 million.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None

ITEM 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation (the "Evaluation"), under the supervision and with the participation of our Chief Executive Officer ("CEO"), who serves as our principal executive officer, and Chief Financial Officer ("CFO"), who serves as our principal financial officer, of the effectiveness of our disclosure controls and procedures ("Disclosure Controls"). Based on the Evaluation, our CEO and CFO concluded that our Disclosure Controls are effective and designed to ensure that the information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Controls Over Financial Reporting

There was no change in the Corporation's internal control over financial reporting that occurred during the Corporation's fourth fiscal quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

"Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" are included in Item 8 hereof and incorporated by reference.

ITEM 9B. **OTHER INFORMATION**

Not applicable.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In accordance with the provisions of General Instruction G to Form 10-K, the information required for disclosure under Item 10 is not set forth herein because the Corporation intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days following the end of its 2025 fiscal year, which Proxy Statement will contain such information. The information required by Item 10 is incorporated herein by reference to such Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

In accordance with the provisions of General Instruction G to Form 10-K, the information required for disclosure under Item 11 is not set forth herein because the Corporation intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days following the end of its 2025 fiscal year, which Proxy Statement will contain such information. The information required by Item 11 is incorporated herein by reference to such Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

In accordance with the provisions of General Instruction G to Form 10-K, certain information required for disclosure under Item 12 (relating to Item 403 of Regulation S-K) is not set forth herein because the Corporation intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days following the end of its 2025 fiscal year, which Proxy Statement will contain such information. Such information required by Item 12 is incorporated herein by reference to such Proxy Statement.

Following is the information required by Item 12 relating to Item 201 (d) of Regulation S-K.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2025 with respect to the Corporation's equity compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining (1)
Equity compensation plans approved by security holders (2)	—	—	284,997
Equity compensation plans not approved by security holders (3)	—	—	—
Total	—	—	284,997

(1) Available for future issuance under equity compensation plans (excluding securities reflected in the first column).
(2) Includes the First Financial Corporation Amended and Restated 2011 Omnibus Equity Incentive Plan.
(3) The Corporation has no equity compensation plan that has not been authorized by its stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

In accordance with the provisions of General Instruction G to Form 10-K, the information required for disclosure under Item 13 is not set forth herein because the Corporation intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days following the end of its 2025 fiscal year, which Proxy Statement will contain such information. The information required by Item 13 is incorporated herein by reference to such Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the provisions of General Instruction G to Form 10-K, the information required for disclosure under Item 14 is not set forth herein because the Corporation intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days following the end of its 2025 fiscal year, which Proxy Statement will contain such information. The information required by Item 14 is incorporated herein by reference to such Proxy Statement.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) The following consolidated financial statements of the Registrant and its subsidiaries are filed as part of this   document under "Item 8. Financial Statements and Supplementary Data."

Consolidated Balance Sheets—December 31, 2025 and 2024

Consolidated Statements of Income and Comprehensive Income—Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Changes in Shareholders' Equity—Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows—Years ended December 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

(a) (2) Schedules to the Consolidated Financial Statements required by Article 9 of Regulation S-X are not required, inapplicable, or the required information has been disclosed elsewhere.

(a) (3) Listing of Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of First Financial Corporation, incorporated by reference to Exhibit 3(i) of the Corporation's Form 10-Q filed for the quarter ended September 30, 2002.
3.2	Amended and Restated Code of By-Laws of First Financial Corporation, incorporated by reference to Exhibit 3.2 of the Corporation's Form 8-K filed February 22, 2021.
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of First Financial Corporation, incorporated by reference to Exhibit 3.1 of the Corporation's Form 8-K filed April 27, 2021.
10.2*	2001 Long-Term Incentive Plan of First Financial Corporation, incorporated by reference to Exhibit 10.3 of the Corporation's Form 10-Q filed for the quarter ended September 30, 2002.
10.5*	2005 Long-Term Incentive Plan of First Financial Corporation, incorporated by reference to Exhibit 10.7 of the Corporation's Form 8-K filed September 4, 2007.
10.6*	2005 Executives Deferred Compensation Plan, incorporated by reference to Exhibit 10.5 of the Corporation's Form 8-K filed September 4, 2007.
10.7*	2005 Executives Supplemental Retirement Plan, incorporated by reference to Exhibit 10.6 of the Corporation's Form 8-K filed September 4, 2007.
10.9*	First Financial Corporation 2010 Long-Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.9 to the Corporation's Form 10-K filed March 15, 2011.
10.10*	First Financial Corporation 2011 Short Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.10 to the Corporation's Form 10-K filed March 15, 2011.
10.11*	First Financial Corporation Amended and Restated 2011 Omnibus Equity Incentive Plan, incorporated by reference to exhibit 10.1 to the Corporation's Form 8-K for the annual meeting filed April 27, 2021.
10.12*	Form of Restricted Stock Award Agreement, incorporated by reference to exhibit 10.12 to the Corporations 10-Q for the quarter ended March 31, 2012 filed May 10, 2012.
10.13*	Employment Agreement for Norman D. Lowery, effective July 1, 2025, incorporated by reference to Exhibit 10.2 of the Corporation's Form 8-K filed June 3, 2025.
10.14*	Employment Agreement for Rodger A. McHargue, effective July 1, 2025, incorporated by reference to Exhibit 10.2 of the Corporation's Form 8-K filed June 3, 2025.
10.15*	Employment Agreement for Stephen P. Panagouleas, effective July 1, 2025, incorporated by reference to Exhibit 10.3 of the Corporation's Form 8-K filed June 3, 2025.
10.16*	Employment Agreement for Mark A. Franklin, effective July 1, 2025, incorporated by reference to Exhibit 10.4 of the Corporation's Form 8-K filed June 3, 2025.
19.1	First Financial Corporation Insider Trading Policy
21	Subsidiaries
31.1	Certification pursuant to Rule 13a-14(a) for Annual Report of Form 10-K by Principal Executive Officer
31.2	Certification pursuant to Rule 13a-14(a) for Annual Report of Form 10-K by Principal Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350 of Principal Executive Officer
32.2	Certification pursuant to 18 U.S.C. Section 1350 of Principal Financial Officer
97.1	Clawback policy
101.	The following material from First Financial Corporation's Form 10-K Report for the annual period ended December 31, 2025, formatted in Inline XBRL pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements**
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

**Furnished, not filed, for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

(b) Exhibits-Filed Exhibits to (a) (3) listed above are attached to this report.

(c) Financial Statements Schedules-No schedules are required to be submitted. See response to ITEM 15(a) (2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Financial Corporation

Date: March 4, 2026

/s/ Rodger A. McHargue

Rodger A. McHargue, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	DATE
/s/ Rodger A. McHargue	March 4, 2026
Rodger A. McHargue, Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	
/s/ Mark Blade	March 4, 2026
Mark Blade, Director	
/s/ W. Curtis Brighton	March 4, 2026
W. Curtis Brighton, Director	
/s/ Michael A. Carty	March 4, 2026
Michael A. Carty, Director	
/s/ Thomas T. Dinkel	March 4, 2026
Thomas T. Dinkel, Director	
/s/ Gregory L. Gibson	March 4, 2026
Gregory L. Gibson, Director	
/s/ Susan M. Jensen	March 4, 2026
Susan M. Jensen, Director	
/s/ William R. Krieble	March 4, 2026
William R. Krieble, Director	
/s/ Norman D. Lowery	March 4, 2026
Norman D. Lowery, President, CEO & Director	
(Principal Executive Officer)	
/s/ Norman L. Lowery	March 4, 2026
Norman L. Lowery, Chairman, Director	
/s/ Tina J. Maher	March 4, 2026
Tina J. Maher, Director	
/s/ Thomas C. Martin	March 4, 2026
Thomas C. Martin, Director	
/s/ James O. McDonald	March 4, 2026
James O. McDonald, Director	
/s/ Paul J. Pierson II	March 4, 2026
Paul J. Pierson II, Director	
/s/ Ronald K. Rich	March 4, 2026
Ronald K. Rich, Director	

/s/ Richard J. Shagley	March 4, 2026
Richard J. Shagley, Director	

/s/ William J. Voges	March 4, 2026
William J. Voges, Director	

Exhibit Number	Description
21	Subsidiaries
31.1	Certification Pursuant to Rule 13a-14(a) for Annual Report of Form 10-K by Principal Executive Officer
31.2	Certification Pursuant to Rule 13a-14(a) for Annual Report of Form 10-K by Principal Financial Officer
32.1	Certification Pursuant to Rule 18 U.S.C. Section 1350 of Principal Executive Officer
32.2	Certification Pursuant to Rule 18 U.S.C. Section 1350 of Principal Financial Officer
101.	The following material from First Financial Corporation's Form 10-K Report for the annual period ended December 31, 2025, formatted in Inline XBRL pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements.*
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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* Furnished, not filed, for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

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